National Energy Improvement Fund, LLC

Regulation Crowdfunding Form C
Offering Memorandum

Climate Action Investment Notes
Offered in Principal Incremental Amounts of $1,000
Target Offering Amount of $10,000 to a Maximum Offering Amount of $250,000
10 to 250 Unsecured Subordinated Debt Notes or "Notes"

From October 1, 2020 to December 31, 2020

5.00% Coupon Per Year, Interest paid Quarterly
5 year Maturity (01/01/2026)




Table of Contents

Disclosures

- A crowdfunding investment involves risk.

- You should not invest any funds in this offering unless you can afford to lose your entire investment.

- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

- These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission (SEC) does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration or otherwise qualify for any potential exemption.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

Past performance is not a guarantee of future results.

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering: (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia; (2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d)); (3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c)); (4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a); (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

DocuSigned by:

Peter Krajsa

9BA7E43B8CCF4C0...

_____

Peter Krajsa

Managing Member

National Energy Improvement Fund, LLC

(Issuer)

10/1/2020

The Company

General Business Information

The National Energy Improvement Fund, LLC ("NEIF" or the "Company"") is a Pennsylvania public benefit, for profit, limited liability company (LLC) organized on July 12, 2017. NEIF is a Certified B Corporation.The Company is located at 1005 Brookside Road, Suite 200, Allentown, PA 18106. The Company website address is www.neifund.org.   The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

Business

NEIF operates as a multi-state non-bank, financial services company. NEIF provides financing for essential energy and resilience improvements like heating, ventilation Air-Conditioning (HVAC), roofing, lighting and battery storage, which make homes and businesses more resilient, efficient, healthy and comfortable and helps contractors grow their businesses. Led by energy financing pioneers, Peter Krajsa and Matthew Brown, and a team responsible for over $800 million in innovative energy financing programs, NEIF is currently the nation's only Certified B Corporation® specialized energy efficiency and resilience lender, and is supervised as a consumer lender and servicer in 22 states and operates its commercial financing platform nationally.

With a heritage dating to 1947 (AFC First), the National Energy Improvement Fund was organized as a for-profit public Benefit Corporation in 2017 and commenced operations in July 2018. NEIF went through additional assessment and scrutiny to officially be designated as a Certified B Corporation®, by the international certification board. Certified B Corporations are businesses that balance purpose and profit, and are legally required to consider the impact of their decisions on their workers, customers, suppliers, community, and the environment. Certified B Corporations® (B Corps™) meet the highest verified standards of social and environmental performance, public transparency, and legal accountability in five categories: governance, workers, customers, community, and the environment. NEIF is also an approved Home Improvement Expert™ Partner of the U.S. Department of Energy.

NEIF provides fixed rated, point-of-purchase financing for most installed products that improve a home's energy efficiency, health, resilience or comfort, installed by Approved Contractors. These include: heating, cooling, insulation, roofing, generators, window and renewables NEIF also offers financing for commercial energy improvements such as lighting, battery storage, solar and mechanical systems, typically as a program administrator for utilities. In addition, the company provides advance funding to contractors for utility and other rebates, and insurance services through its MyStrongHome resilience platform.

Positioning and Response to Current Market Conditions: Impact of Covid-19

Current revenue is potentially insulated from economic downturns

Over 75% of NEIF's revenues are based on long-term servicing contracts and retainers from dependable parties with monthly revenues locked-in for multiple years. Since the advent of the COVID 19 crisis, NEIF has seen no measurable effect on delinquency or requests for loan deferrals. NEIF's predecessor, AFC First, experienced the 2008 downturn with almost no change in loan portfolio performance, maintaining an annual charge-off rate of less than 1% throughout the financial crisis. Notwithstanding the foregoing, there always remains some risk of default under these types of arrangements (see the "Risk Factors" Section below for more information).

Revenue growth is potentially downturn-resistant

NEIF funds essential projects for homes (HVAC, roofing), businesses (lighting and other business-critical functions), resilience (responding to hurricanes or wildfires). These types of projects tend to be in demand in economic downturns. NEIF's project volume has continued to grow since the pandemic – further validating NEIF's position in the market. NEIF's diversity in product offerings and market position as a trusted financing source has meant that NEIF's loan volume has grown as the pandemic has developed, while loan performance has remained steady. Notwithstanding the foregoing, investors should understand that the Company remains subject to various economic risks (see the "Risk Factors" Section below for more information).



Figure 1. (Left) NEIF Residential Application volume trend from Jan 2019 until June 2020. (Right) Residential portfolio comparison of delinquency rates between June 2019 and June 2020.

State	Lending Requirement	License Status
Alabama	Consumer Credit Act License	MC 22708
California	Finance Lender	60BOD-106993 - PA / 60DBO-111768 - CO
Colorado	Supervised Lender	Exemption per Rate Trigger
Connecticut	Small Loan Company	SLC-1723196
DC	Money Lenders License	Pending
Delaware	Licensed Lender	026639
Florida	Consumer Finance Company	Exemption per Rate Trigger
Georgia	Industrial Loan License	Exemption per Dollar Trigger
Kentucky	Consumer Loan License	Pending
Louisiana	Licensed Lender	1723196
Maine	Supervised Lender	1723196
Maryland	Consumer Loan License	03-2384
Massachusetts	Small Loan License / Third Party Loan Servicer	SL1723196 / LS1723196
New Hampshire	Small Loan License	22915-SM
New Jersey	Licensed Lender	Exemption per Rate Trigger
New York	Licensed Lender	Exemption per Rate Trigger
North Carolina	Consumer Finance Lending License	Exemption per Rate Trigger
Ohio	Small Loan Company License	GL.502107.000
Pennsylvania	Consumer Discount Company	66007
Rhode Island	Small Loan Lender License/Lender's License	Pending
South Carolina	Supervised Lender	S-9130
Texas	Regulated Lender Licence	Pending

Vermont	Lender License	7530
Virginia	Consumer Finance License	Exemption per Rate Trigger
West Virginia	Regulated Consumer Lender	Exemption per Rate Trigger

Table 1. NEIF operates commercial programs nationally and maintains or is pending residential lending licensing or exemptions in the following states.

NEIF Background

NEIF's mission and strategic focus
- Mission: To increase the affordability of energy efficiency and resilience improvements in homes and commercial properties, and to help contractors grow their businesses in the energy efficiency and resilience markets.
- Strategic focus:
  - **Climate —** NEIF finances energy efficiency improvements that reduce energy usage and the carbon footprint.
  - **Affordability —** NEIF financing makes energy and resilience improvements more affordable for homeowners and businesses of all sizes and income levels, with additional focus on low and moderate income borrowers.
  - **Resilience —** NEIF provides specialty financing and insurance programs for buildings in high impact weather regions.
  - **Business and Job Development —** NEIF accelerates contractor growth and employee development with training, products and programs.

NEIF's distinction
- Experienced leadership and staff who have previously built, operated and transitioned innovative and successful energy finance businesses.
- A unique market position as a focused energy and resiliency lender, filling product and distribution gaps with programs, expertise, compliance and technology.
- Third-party B Corp certification for strong ethical practices and a commitment to the environment, compliance and accountability.
- A licensed and regulated consumer lender under physical supervision of the Pennsylvania Department of Banking and numerous other state banking agencies.
- Fully audited with ongoing and annual CPA review of financial statements, processes and procedures.

- Certified as a Home Improvement Expert™ partner by the U.S. Department of Energy.
- Fully compliant processes for loan origination, servicing and payment processing and integrated Statement on Auditing Standards (SAS)-compliant software.
- Offering loans to customers of NEIF-approved contractors, providing training to contractors and working capital to support small businesses and job development and help increase their sales.
- An innovative, compliant and time-tested fintech company with end-to-end Service Organization Control (SOC)-compliant systems for loan origination, servicing and payment processing.

NEIF's current operating status

- Servicing over $20 million in loans across nearly 5,000 completed energy efficiency projects, and hosts a contractor network of over 750 companies as of August 2020.
- Offering commercial loan programs nationally and residential lending programs in 21 states in the Northeast, Mid-Atlantic, Southeast, Gulf Coast and California.
- Currently operating special programs in partnership with state government and utilities in Maine, California and Pennsylvania.
- Holds administrative program contracts with Efficiency Maine, Xcel Energy, AEP Ohio, Rocky Mountain Power, Eversource and many others.
- Successfully raised over $4.5 million in first stage capital from energy funds and individuals which includes investment by management of over $1.25 million.
- In May, 2020 acquired and integrated MyStrongHome (MSH), a resiliency-based lending and insurance benefit corporation operating in the Southeast U.S. MyStrongHome Insurance will launch its new website and expanded offering in the fourth quarter of 2020 and has aligned with Assure Alliance to offer a broader range of insurance products and services to home and business owners.
- NEIF maintains exclusive partnerships with manufacturers, distributors, and trade associations such as Energy Kinetics, Rheem distributors, Building Performance Association, and Pearl Certification to provide financing to their customers and members.
- NEIF's proprietary commercial finance portal features custom-branded finance proposals, customer pre-screen, rate buy-downs, sponsor-specific project tracking and ability to fund projects via multiple different lenders. NEIF is integrating this advanced technology into its established residential lending and reporting systems.

NEIF products adhere to four essential pillars

- **Simplicity —** Uncomplicated products and processes. Responsive communication, knowledgeable service and straightforward technology.
- **Transparency —** Financing options with clear terms and no hidden costs to customers or contractors. Supporting informed and confident decision-making.
- **Trust —** Third-party certified to meet the highest standards of compliance, social and environmental focus, accountability and fair lending practices.
- **Expertise —** Staff with years of innovation in energy and resiliency financing. Knowledge, expertise and broad industry perspective for best contractor and customer experience.

NEIF's comprehensive solutions address four market gaps

- **Confusing and high cost financing —** Many contractors offer non-transparent, high contractor fees, and "promotional financing" which can increase the cost to the customer and limit affordability.
- **Contractor cash constraints —** Contractors are often cash-strapped, time-strapped, and lacking a true partner to grow their business.
- **Generic and limited products —** Generic lending products don't fully address the specialized needs of energy programs nor the emerging and fast-growing markets for resiliency solutions (high quality roofs, battery storage etc.).
- **Inadequate support to Utilities, States, and Green Banks —** Most lenders lack the specialized expertise required to effectively partner with programs that promote energy efficiency, renewable energy, and resiliency.

NEIF serves four customer types

- **Homeowners —** Point of purchase financing and insurance for qualifying energy and resiliency improvements.
- **Businesses —** Financing for commercial, industrial and municipal energy and resiliency upgrades.
- **Contractors —** Bridge financing for HVAC, roofing, lighting and other contractors.
- **Governments, Utilities, Manufacturers, Distributors, and Programs —** Administration and delivery of program and contractor network-driven efficiency and resiliency lending.

NEIF provides essential products and services

- **Lending to consumer and commercial customers —** Loan origination and servicing for efficient HVAC, windows, roofs, lighting, battery storage and other efficiency, and resilience upgrades.

- **Bridge financing for contractors —** Advance funding programs to cover contractor short-term capital needs with rebate advance payments, working capital, and related funding.
- **Program administration services —** Portal technology, loan servicing, and origination for governments, utility, and other sponsors and their contractor networks.
- **Property Insurance based on resilience —** Insurance services for homeowners, which provide reduced premiums after resiliency upgrades such as roofs that are fortified against hurricane-force winds.

NEIF brings its products to market through four channels

- **Manufacturers, Distributors and Industry Associations —** Partnering with industry leaders such as Energy Kinetics, Rheem distributors, ATAS Roofing, Pearl Certification, BPI, Building Performance Association, and CEMA.
- **Direct to Contractor —** Providing a network of qualified energy and resiliency contractors vetted for financial and ethical stability, with tools and training to integrate fair financing.
- **Government Efficiency and Resilience Programs —** Developing and managing programs for government agencies such as Efficiency Maine, Pennsylvania Treasury, Philadelphia Energy Authority and US Department of Energy.
- **Utilities and Insurance Companies —** Administering targeted financing programs for utilities such as Eversource, AEP Ohio, Xcel Energy, etc. and resilience-related programs for insurance companies.

Industry background

Residential Financing Market
- The annual home improvement market is $250 billion.
- 15% of this is financed with point of purchase financing.
- NEIF's principal competitors like Synchrony, GreenSky and EnerBank focus on short term promotional financing programs ("Zero %) with high costs to the contractors.
- NEIF focuses on transparent, fixed rate installment financing with no cost to the contractor.
- NEIF required share of the market to hit its planned maximum volume is a 0.25% (less than quarter of 1 percent)
- Additional market data is included in the attached supporting materials in Appendix 4.

Financing options for core energy and resiliency improvements remain unfocused and fragmented

- 80% of all energy related improvements are "reactive" – that is, they are a response to a heating or cooling system outage or other urgent upgrade.

- For many homeowners these "reactive" home improvements ($2,500 to $25,000) come as a surprise, un-budgeted major capital expense and can often fall into the consumer's financing "twilight zone" – too big for a credit card, too small for a home equity loan.

- Credit cards, short-term promotional programs, or cumbersome traditional financing do not address the needs of buyers and contractors looking for fast turn-around, fair pricing and longer-term affordability for a major capital purchase in energy-related improvements.

- Because a reactive improvement is time sensitive and consumers may have limited, less-than-affordable or inefficient financial options available to them, they often are only able to afford cheaper and less efficient systems or improvements.

- Small and mid-size commercial borrower(s) face similar hurdles with limited and mostly short-term payment options available.

Existing products and providers do not fully address the financing needs of the multi-billion energy and resiliency improvement market

- Large National Banks and Finance Companies offer sophisticated point of purchase programs for contractors, but are generally focused on "promotional" finance programs with high costs and dealer fees that may result in a hidden finance charge to consumers. For most of these programs, lenders' energy improvements are just another line item to finance like hot tubs and All-terrain vehicles (ATV)s. Additionally, there is no motivation to integrate with utility or other energy programs, or provide specific energy industry know-how to consumers and contractors.

- Fintech platforms and internet lenders need massive volume to feed venture capital and private equity investor returns, requiring them to focus on large, high cost improvements like solar. Access to loan capital is based on the "big Wall Street banks" interest to provide financing and price. While some fintech lenders offer financing for basic energy improvements, it is typically treated as an "add-on" and not a core product.

- Local Banks and Lenders commonly focus on home equity loans or financing products that are more complex and require a longer time to process, making them unresponsive to the immediate needs of the consumer. They are generally not engaged in point-of-purchase financing, contractor network development and management, or energy-specific program administration.

Why invest in NEIF

NEIF prioritizes resilience and has acquired and begun integrating MyStrongHome (MSH)

- MyStrongHome (MSH), a resiliency-based lending and insurance benefit corporation, is an innovative platform that operates primarily in the Southeastern U.S.
- The MSH platform finances and leverages discounts on insurance premiums for home roofing, windows, and exteriors against hurricanes and other extreme weather events. MSH assists homeowners by providing affordable financing for resilient improvements that meet the standards of the FORTIFIED for Safer Living Program of the Insurance Institute for Business and Home Safety.
- The cost of financing is reduced by saving on insurance premiums for homes that meet the FORTIFIED standard.
- NEIF provides resilience financing for battery storage, generators and related improvements. NEIF is providing battery storage financing as a resilience measure against California wildfires.

NEIF has extensive energy, lending, compliance and regulatory knowledge led by a leadership team with decades of experience

- The NEIF management team is made up of energy finance veterans, with decades of industry and innovation and lending legacy dating to 1947.
- The team has collectively completed over $800 million in energy lending.
- Peter Krajsa, Co-Chair and Founder - Previously CEO of AFC First, a groundbreaking energy efficiency lender founded in 1947 with over 6,000 participating contractors, creators of Pennsylvania's Keystone HELP, the national EnergyLoan program, and many other market-based and state- and utility-backed financing programs. He successfully sold AFC First to Renew Financial, the creator of PACE financing, in 2015. Peter has over 30 years of industry experience.
- Matthew Brown, Co-Chair and Founder - Founder and Principal of Harcourt Brown & Carey and HBC Energy Capital, the nation's top designer of energy finance programs for States and Utilities, including California, Michigan and many others. Matthew has over 25 years of industry experience.
- Laura Nelson, Chief Operating Officer - Previously CFO of AFC First, and VP of Renew Financial and Deutsche Bank. She was instrumental in the creation of the national Warehouse for Energy Efficiency Lending and has been involved in financial management,

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operational controls, process improvement and regulatory and investor compliance. Laura has over 20 years of industry experience.

- Margot Brandenburg, Senior Advisor - Former founder of MyStrongHome, with over 10 years of industry experience and experience in mission-driven business and non-traditional finance. She is currently a Senior Program Manager in the Mission's Investment Team at the Ford Foundation, and was formerly Senior Associate Director at the Rockefeller Foundation. She is the co-author of the book The Power of Impact Investing.

- Tessa Shin, Vice President, Lending and Programs – Former Director of Lending and Programs at AFC First and Renew Financial. Tessa has over 15 years of industry experience.

- Teri Stoffey, Vice President, Accounting and Servicing – Former Accounting Manager at Renew Financial, and former Director of Process and Reporting at AFC First. Teri has over 10 years of industry experience.

- Heather Braithwaite, Vice President, Commercial Finance – Previously led State and Utility engagements to establish finance programs while at Harcourt Brown and Carey. Operated NEIF and HBC Energy Capital Commercial Finance Programs. Heather has over 10 years of industry experience.

- Randy Bak, Senior Director, Business Development - Experienced national dealer and channel sales professional formally with Renew Financial, Toshiba and other technology companies.

- Greg Burns, Director, Business Development – Previously channel development for Renew Financial and AFC First. Extensive Energy Industry experience with StarGas and others.

- Bridgette Daley, Director, Business Development – Formerly with MyStongHome. Experienced in consumer lending, mission-based program and contractor development.

- Les Robertson, Director, Insurance Services – Over 20 year of experience in operating property casualty agencies and programs, including the MyStrongHome products.

- NEIF currently has 17 employees.

NEIF team members have been part of the development of the nation's most innovative energy financing programs

- NEIF is a trusted brand among contractors that seek a transparent, monthly payment option for customers.

- NEIF is well-known in the energy industry and works closely with utilities, state green banks, state energy offices, utility program implementers and others, including programs and partners such as: Pennsylvania Treasury –Keystone HELP, Efficiency Maine, Connecticut Green Bank, Eversource, United Illuminating, Michigan Saves, Energy Kinetics, P&N Distribution (Rheem), PECO, WHEEL, FannieMae National EnergyLoan, HUD PowerSaver, California Treasurer & Utilities, Kentucky Home Performance, Maryland

Clean Energy Fund, Delaware Sustainable Energy Utility, Illinois Energy Association, . West Penn Power Sustainable Energy Fund, The Sustainable Energy Fund, Philadelphia Energy Authority, ComEd, Ameren, ATAS International, Knauf Insulation, Rocky Mountain Power, Xcel Energy, Sacramento Municipal Utility District, and AEP Ohio.

NEIF's business model combines recurring revenue and transaction fees

- NEIF earns recurring revenue on its loan servicing portfolio and retainer contracts, and transaction fee revenue on loan placement, insurance commissions and other services.

- For selected loan products, NEIF originates and funds loans to homeowners and businesses for eligible energy and resilience improvements installed by qualified contractors. NEIF sells the underlying loans into pre-committed capital pools. NEIF retains ownership, for the life of the loan, of a loan servicing spread for account management, payment processing, collections and reporting, as well as a program management spread for contractor management, training, improvement qualification, and reporting. These spreads are paid out of the loan yield on the outstanding balance of the loan portfolio and range from 1.5% to 4% annually depending on the level of services.

- NEIF receives monthly retainers from utilities and other programs. Services include the management of lending activities for a utility's commercial and small business initiatives, and range from $1,000 monthly to $5,000 monthly depending on the level of service.

- NEIF provides premium subscription services to contractors for preferred access to sales tools, NEIF's proprietary financing portals, and additional marketing services.

- A $25 million servicing portfolio generates about $2 million in lifetime servicing revenue. This assumes $25 million in loans originated results in $2.088 million in servicing revenue based on an 87 month average life and 2.49% spread.

- NEIF originates commercial transactions (and soon residential loans) for financing products provided by third-party lenders that enhance NEIF's product offerings. Examples include larger loan amounts or different financing structures like commercial Property Assessed Clean Energy (PACE), Power Purchase Agreements (PPA), working capital lines of credit for contractors, and certain types of lease arrangements. NEIF receives a funding transaction fee of 1% to 4% of the loan amount.

- NEIF earns processing fee revenue and profit participation for advance payment to contractors for utility and government rebates through its interest in RB Funding, LLC (Rebate Bridge).

- NEIF-MSH Insurance, LLC, a wholly-owned subsidiary of NEIF, is a property & casualty insurance agency that earns insurance commissions on homeowner insurance premiums for policies associated with the MyStrongHome program for resilient home improvements such as roofing. Plans are underway to broaden the carriers, programs and footprint of the agency.

- NEIF is a licensed or compliant lender in all the states in which it operates. It maintains a full origination and servicing operation, deriving revenue for ongoing servicing fees, origination and placement fees paid by capital sources, retainers by utilities, and service fees paid by programs.
- NEIF is a 50% owner and administer of RB Funding, which provides advance funding on rebate and other cash-flow programs for contractors under the Rebate Bridge product line.

NEIF has built robust partnerships, alliances and integrations
- Aggregation and forward purchase commitment of community bank, credit union, foundation, and socially responsible investor capital provides access to low cost, sustainable and diverse sources of funding.
- Alliances and integration with state green banks, utilities & others provide access to deal flow, to credibility and to subsidy funds that reduce loan rates, enhance marketing and increase contractor usage.
- State-of-the art origination, contractor support and servicing technology enhances contractor close rates, consumer uptake of energy improvements, and loan payment performance.
- The NEIF team understands the nuances of energy efficiency and resilience marketing and lending and how to build strong contractor and sponsor relationships that use financing to drive sales of energy efficiency with effective sales training and integrated marketing.

NEIF has a high focus on risk management and lending compliance
- Management has deep consumer lending experience with systems and documents that are fully compliant and current. Origination and servicing comply with regulations & bank partner expectations.
- The business model is built on controlled and sustained growth derived through systematic deployment through contiguous geographic areas or related vertical channels. Projections are based on receiving 1.25 applications per month for each approved contractor, with a pull through rate of .35%. These metrics are based on management's previous experience in an identical business line and have been consistent since NEIF's founding.
- The charts below are actual figures for 2019, and projected loan origination and servicing growth over the next 5 years.
- NEIF is currently about 6 months behind planned 2020 projections due to the delay in launch of Keystone HELP and some impact from the pandemic, however that is not expected to have any material impact on the Company's profitability for 2020 due to reduced expenses. Updated projections will be reflected in the Company's adjusted annual plan for 2021.

Loan **Origination Volume**

	2019 Actual	2020	2021	2022	2023	2024	2025	2026
RESIDENTIAL								
Approved Contractors	600	1,113	1,268	1,414	1,553	1,741	1,846	1,965
Brokered Units		79	145	163	184	207	233	263
Brokered $		$1,180,668	$2,169,044	$2,446,080	$2,754,111	$3,103,401	$3,496,990	$3,940,496
Funded Units	907	3,457	6,281	7,341	8,586	10,379	11,763	12,355
Funded $	$6,327,090	$26,543,086	$50,536,913	$59,968,890	$71,639,201	$88,819,666	$101,873,726	$106,900,126
EOY Portfolio Units	3,802	6,256	10,757	15,405	20,379	26,163	32,243	37,865
EOY Portfolio $	$17,939,556	$38,788,161	$77,449,875	$117,787,296	$161,885,914	$214,488,312	$270,349,994	$321,772,007
COMMERCIAL								
Brokered Units	46	220	543	720	768	768	768	768
Brokered $	$3,000,862	$7,700,000	$19,005,000	$25,200,000	$26,880,000	$26,880,000	$26,880,000	$26,880,000
Funded Units		167	679	900	960	960	960	960
Funded $		$7,487,500	$30,842,400	$40,896,000	$43,622,400	$43,622,400	$43,622,400	$43,622,400
EOY Portfolio Units		132	505	761	890	935	951	957
EOY Portfolio $		$3,243,086	$7,514,025	$9,790,054	$11,053,991	$11,420,664	$11,549,731	$11,595,162

Figure 2. Loan Origination volume including 2019 actuals, and projections for 2020-2026.

Loan **Servicing Portfolio**



Figure 3. Loan Servicing Portfolio including 2019 actuals for residential, and projections for 2020-2026 on all loans (commercial and residential).

NEIF is successfully creating high-performing loans for a wide variety of energy and improvement loans, as well as helps to create affordability across a diverse group of income demographics

- Strong credit: The average credit score for all energy and resiliency funded loans by NEIF to date is 737. Annual charge-offs are historically less than 1%.

- Strong repayment performance: The 60-day delinquency for all standard NEIF loans is less than 1.0%, with no losses to date (anticipated losses are .90% annually based on historical performance metrics for similar portfolios originated by NEIF's management at previous companies).

- Serving all income levels: NEIF serves all income levels including low-moderate income borrowers – representing 50% of the NEIF loan portfolio AND maintains an industry-leading low delinquency rate. NEIF 30-day past-due loans as of 06/30/20 are less than .50% of portfolio vs. the national average of 2.47% based on Federal Reserve data: https://www.federalreserve.gov/releases/chargeoff/delallsa.htm

- Diversified projects: 64% of NEIF's loans have been for efficient heating, cooling and related improvements and 36% have been for insulation and other energy and resiliency measures.

- Reducing carbon emissions and energy costs: A typical financed residential project reduces energy use by 5-10% and commercial energy use by 15% or more based on Department of Energy data: https://www.energy.gov/energysaver/articles/how-much-can-you-really-save-energy-efficient-improvements https://www.energystar.gov/buildings/facility-owners-and-managers/existing-buildings/save-energy/find-cost-effective-investments

- Funding spread across diverse income demographics: For all energy and resiliency funded loans by NEIF to date, 23.37% have been for low income (less than 80% of Area Median Income), 26.81% have been for moderate income (between 80% and 120% of Area Median Income) and 49.82% have been for above moderate income (greater than 120% of Area Median Income.

NEIF's 2019-2020 Highlights
- Over 20 million in residential loans being serviced
- Expanded Efficiency Maine financing program
- B Corporation ® Certification achieved in August, 2019
- EnergyPlus Loan financing expanded into 21 states from Maine to Florida

- Selected as Home Improvement Expert Partner by U.S. Department of Energy
- Entered resilience financing market with My Strong Home in Southeast U.S.
- Signed Sponsor/Partner agreements with Corning Natural Gas, P&N (Rheem), NAPAC, WinSupply, Pearl, Sealed
- Completed acquisition of My Strong Home
- Launched Solarize Philly with Philadelphia Energy Authority, and programs with AEP Ohio, Sealed, CEMA and NYSEC, preliminary work for Keystone HELP.
- Launched a new commercial finance program with Eversource Energy in Connecticut, New Hampshire and Massachusetts.
- Launched financing program for Orange & Rockland commercial utility customers
- Awarded contract to provide multi-family financing at subsidized rates for Los Angeles County
- Awarded contract to provide financing to Xcel Energy Colorado customers
- 3x increase in number of commercial finance proposals year over year
- Launched newly enhanced commercial finance portal Launched new working capital finance program offer for contractors
- In 2020, NEIF listed two reg CF offerings on Raise Green Inc.'s Investment Marketplace, raising over $182,000.

Directors and Officers

Directors

Peter J. Krajsa

Dates of Board Service: July 2017-present

Principal Occupation: Co-Chair and Founder, Managing Member

Employer: National Energy Improvement Fund, LLC

Dates of Service: July 2017 - present

Matthew H. Brown

Dates of Board Service: July 2017-present

Principal Occupation: Co-Chair and Founder, Managing Member

Employer: National Energy Improvement Fund, LLC

Dates of Service: July 2017 - present

Officers

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Peter J. Krajsa

Peter Krajsa, Co-Chair and Founder is a recognized innovator in energy efficiency finance for over two decades. Peter spear-headed the creation of a number of major national energy finance programs as CEO of AFC First Financial Corporation, a specialty residential energy efficiency lender, operating programs nationally with a network of over 6,000 participating contractors. Most recently, he headed national channel business development for the innovative energy lender, Renew Financial, which acquired AFC First in 2015, as part of its national expansion plans.

As CEO of AFC First, a company founded by his parents in 1947, Peter led the development of the company's national EnergyLoan® program as one of Fannie Mae's approved lenders; created the Keystone Home Energy Loan Program in cooperation with the Pennsylvania Treasury Department, DEP and PHFA, which laid the foundation for WHEEL, (Warehouse for Energy Efficiency Loans), the world's first investment grade rated securitization of a portfolio of unsecured energy loans; the Connecticut Solar Leasing program, the nation's first state sponsored solar leasing program and many other state, utility and manufacturer financing program including on-bill financing programs in Connecticut and Illinois. After running AFC with his brother, primarily as a mortgage banker and direct lender, Peter moved the company exclusively into energy efficiency lending in 1999. Under his leadership, AFC First closed over $500 million in energy efficiency loans, was named by the U.S. DOE as the nation's first private Home Performance with ENERGY STAR sponsor, selected as one of five national pilot lenders for the HUD PowerSaver program, received the Alliance to Save Energy Andromeda Award and established the Green Energy Training Academy supported by the Rockefeller Foundation. He holds a B.S. Economics from the Wharton School, University of Pennsylvania.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

> Employer: National Energy Improvement Fund, LLC
> Title: Co-Chair and Founder, Managing Member
> Dates of Service: July 2017-present

Employer: Renew Financial
Title: Executive Vice President
Dates of Service: October 2015-March 2017

Employer: AFC First Financial Corporation
Title: Chairman and CEO
Dates of Service: May 1978-October 2015

Matthew H. Brown

Matthew Brown, Co-Chair and Founder has worked in the energy finance and policy field for more than 20 years, beginning his work with the accounting and consulting firm of KPMG in New York. He subsequently worked with an environmental, energy and finance consulting firm conducting research on viability of clean coal companies in the late 1980s. He went on to work with the City of New York, where he was in charge of establishing public-private partnerships for the financing of natural gas fueling stations, among other related activities.

In 1994 he moved to Denver where he headed the National Conference of State Legislatures energy program for 11 years. In this role, he directed a program that provided non-partisan advice on a wide variety of state clean energy policies, including renewable energy standards, tax policy, and establishment of public benefit funds, among numerous other roles. During this time, he testified in more than 35 state legislatures, as well as in front of the Federal Energy Regulatory Commission. In 2005, Matthew moved to Paris, France to begin consulting work with the International Energy Agency, focusing on renewable energy and energy efficiency. Upon his return to Colorado, Matthew built upon his background in a combination of clean energy policy and finance to develop an extensive practice that involves assisting state governments, utilities, lenders, the U.S. Department of Energy, national associations and others in the area of clean energy finance.

Matthew has led HB&C's engagement with the four California investor owned utilities to develop and implement energy efficiency financing programs as well as a similar engagement to develop a third party financing program with utility bill collections for the Hawaii Public Utilities Commission. He had led the engagement with Xcel Energy advising on financing. Matthew has worked extensively with financial institutions to advise on deployment of capital through loans and leases for clean energy in the western United States as well as nationally. Matthew's expertise in advising governments that are looking to support financing program development and has developed multiple public-private partnerships between state governments and private capital providers and lenders. Matthew holds a BA from Brown University and an MBA from New York University's Stern School of Business.

Business Experience (list the employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

> Employer: National Energy Improvement Fund, LLC
> Title: Co-Chair of the Board and Founder, Managing Member
> Dates of Service: July 2017-present

> Employer: Harcourt Brown and Carey
> Title: Founder and Principal
> Dates of Service: January 2011 – present

Laura Nelson

Laura Nelson, Chief Operating Officer - has been involved in financial management, operational controls, process improvement and regulatory and investor compliance for over fifteen years. Most recently she was Vice President, Financial Operations for Renew Financial where she was engaged in all financial aspects of unsecured and PACE lending prior to Renew's acquisition of AFC. First in 2015, she served as AFC's Chief Financial Officer. As AFC's CFO she oversaw all investor reporting to states, utilities and financial institutions as well as managing systems, IT, licensing, accounting and compliance. She was previously Vice President, Corporate Actions Department at Deutsche Bank, and worked in mutual fund accounting at State Street. She holds an MBA from Boston College and a BSBA from Bucknell University.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

> Employer: National Energy Improvement Fund, LLC
> Title: Chief Operating Officer
> Dates of Service: July 2017-present
> Oversees all operations including lending, compliance and regulatory matters.

> Employer: Renew Financial
> Title: VP–Financial Operations
> Dates of Service: October 2015-June 2017

      Employer: AFC First Financial Corporation

      Title: Chief Financial Officer

      Dates of Service: February 2011-October 2015

Tessa Shin

Tessa Shin, Vice President – Lending and Programs has helped develop and manage some of the nation's most innovative energy financing programs including Keystone HELP and on-bill programs in Connecticut and Illinois. Most recently she was Director of Unsecured Lending for Renew Financial and prior to Renew's acquisition of AFC First she was AFC's Director of Lending and Programs where she managed policies and procedures for AFC's energy efficiency lending programs as well as AFC First's Home Performance with ENERGY STAR and Power Savers programs. She has earned her BPI Building Analyst designation, and holds a B.S. from Cedar Crest College.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

      Employer: National Energy Improvement Fund, LLC

      Title: VP– Lending and Programs

      Dates of Service: July 2017-present

      Employer: Renew Financial

      Title: Director of Unsecured Lending

      Dates of Service: October 2015-June 2017

      Employer: AFC First Financial Corporation

      Title: Director of Lending and Programs

      Dates of Service: February 2011-October 2015

Teri Stoffey

Teri Stoffey, Vice President – Accounting and Servicing has had leadership roles in both accounting and loan servicing management, overseeing general ledger, audit and internal systems and controls as well as loan level servicing reporting and financial compliance for relationships with states, utilities and capital sources. Most recently she was Accounting Manager for Renew Financial, and prior to Renew's acquisition of AFC First, she was AFC's Director of Process and

Reporting. She holds a B.S. in Business Administration/Accounting from Bloomsburg University and an MBA with a concentration in Accounting from DeSales University.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

Employer: National Energy Improvement Fund, LLC
Title: VP– Accounting and Servicing
Dates of Service: July 2017-present

Employer: Renew Financial
Title: Accounting Manager
Dates of Service: October 2015-June 2017

Employer: AFC First Financial Corporation
Title: Director of Process and Reporting
Dates of Service: November 2011-October 2015

Heather Braithwaite

Heather Braithwaite, Vice President – Commercial Finance manages business development and program management for NEIF Commercial Energy Finance and Rebate Bridge. She has been a Senior Associate with Harcourt Brown and Carey and project manager for HBC Energy Capital where she has worked across all financing sectors, including residential, commercial and government delivered through utility and contractor channels. Heather holds a degree in Environmental Studies with a focus in sustainability from the University of Colorado at Boulder and an MBA from Pinchot University, Seattle WA that focuses on sustainable systems.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

Employer: National Energy Improvement Fund, LLC
Title: VP– Commercial Finance
Dates of Service: July 2017-present

Employer: Harcourt, Brown and Carey

Title: Senior Associate

Dates of Service: October 2011-June 2017

Risk Factors

Company Risks

Limited operating history — The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2017 and began to operate in 2018, has a limited history of operations or earnings.

Benefit company — As used herein, the term "Business" shall refer to operating as a "Benefit Company" by engaging in certain activities for the general public benefit, including promoting energy savings by increasing and improving access for affordable financing of energy efficiency, and resiliency improvements for consumers and business. As used herein, "Benefit Company" shall generally refer to an entity that: (i) has an expanded purpose beyond maximizing "share value" to explicitly include general and/or specific public benefits; (ii) is required to consider and balance the impact of its actions not only on its equity holders but also on the general public; and (iii) is required to make available to the public certain benefit reports that assess the entity's overall social and environmental performance. The Company operates as a Benefit Company, which means, among other items, that the Company may consider factors other than maximizing profit and "member equity" when making business decisions, including, but not limited to, general or specific public benefits. Any such decisions may adversely affect the profitability of the Company and/or the ability of investors to realize a return on their investments.

The Company faces significant competition — Other persons and entities in the geographic area to be served by the Company are currently engaged in businesses or providing products or services that are similar to, or competitive with, the Business of the Company (a "Competitive Business"). In the future, additional persons or entities may also become engaged in Competitive Business activities in the geographical area of the Business. The Company is operating in an extremely competitive lending environment. In addition, future competitors may enter the Company's line of business. The Company's competitors may offer services which the Company does not offer or plan to offer, and may have substantially greater resources, name recognition and market presence that benefit them in attracting business. Such competition may adversely impact the profitability of the Company.

Lack of energy efficiency and resilience financing/loan transactions — The Company's revenue will be closely related to the number of energy efficiency and resiliency financing/loan transactions that it participates in. A lack of financing transactions, or defaults under any such financing transactions, would have a direct adverse impact on the ability of the Company to meet its obligations.

General economic conditions may have a significant impact on the Company's financial condition and operating results — The success of the Company depends in large part on general economic conditions. Adverse changes in the economy could reduce the growth rate of the Company, impair the Company's ability to collect loans, and generally affect the Company's financial condition and results of operations. Any sustained economic downtown, whether resulting from the current COVID-19 pandemic or otherwise, could: (i) reduce the demand for the Company's services; (ii) lead to increased instances of loan defaults; and/or (iii) influence other factors which could negatively impact revenues. The Company will primarily provide unsecured energy efficiency loans for residential projects as well as brokering both unsecured and secured financing for commercial projects. The Company's unsecured products are largely based on the Fannie Mae underwriting standards and performance characteristics which historically provided annualized loss rates of less than 1%, far lower than traditional unsecured lending. The risks associated with unsecured loan originations include, without limitation, the lack of collateral with value to offset credit exposure in a loan default scenario, credit quality, and access to capital. The Company focuses on these types of programs because of market expectations, point-of-purchase loan delivery requirements, and the transaction speed necessary for equipment replacement projects; i.e., heat pump replacement in winter where a customer has no heat.

The Company's revenue stream and ability to generate new programs is dependent on its ability to generate a high quality loan portfolio — While the credit risk associated with these loans generally resides with the capital source, it is the Company's business risk that loan performance drives revenue through its program management fee. A significant increase in loan defaults would have a negative impact on the Company, its profitability and its ability to pay preferred stock dividends. Loan quality is directly impacted by underwriting standards applied by the Company in approving borrowers for financing of energy efficiency and resiliency improvements. Weakening these underwriting standards could lead to a higher level of defaults than has been the case historically, which could impact the Company's profitability and its ability to pay any distributions to Members. The Company takes no credit risk in its commercial finance brokerage activities.

The Company is dependent on outside capital sources to provide permanent financing for the loans it generates. An economic downturn could impact capital markets by making capital more expensive or unavailable, thus interrupting the Company's business model and impacting its ability to operate profitably or impacting its ability to pay interest and principal on the Notes. The Company relies on servicing rights, and forecasts expected revenue streams that may not result as expected. An adverse impact on the Company's retained servicing rights would have an adverse impact on future revenue streams and impact the Company's ability to operate profitably and pay interest and principal on the Notes.

Without limiting the foregoing, the Company estimates the value of its servicing rights on an annual basis, taking into account underlying characteristics of the loans it is servicing, including, without limitation, prepayment speeds, default rates, cost to service loans, and an implied present value factor to state the current value of expected future revenue streams. Any material change in these forecasts (or the actual results of such forecasts) could result in an adverse impact on the Company's: (i) retained servicing rights; (ii) future revenue streams or available cash; and/or (iii) the Company's ability to operate profitably and/or satisfy its obligations (including, without limitation, any obligations under the Notes).

Unsecured Fixed Income Note Risk

Fixed income has risk — With unsecured fixed income securities (such as the Notes) there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). This is unlike an equity "common stock" investment where there is no promise by the Company to pay you a set amount. However, while there is this promise, if a Company goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment. In addition, because the amounts payable on the Notes are fixed amounts, a Note holder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Subordination risk — The Notes are unsecured and subordinated to ALL other present, and potentially future, obligations of the Company except for the Class C Units and the Class D Units of the Company. As used herein, the term, "unsecured" generally means that there is no specific collateral to which investors would have recourse to in the event that the Company is unable to meet its payment obligations but rather is a general obligation of the business. Without limiting the foregoing and for the avoidance of doubt, the payment obligations and/or indebtedness evidenced by the Notes, including the principal and interest due and payable thereunder, shall be subordinate and junior in right of payment to the prior payment in full of: (i) all existing and future payments owing to any existing, and potentially future, classes of equity of the Company (including, without limitation, the Class A Units, the Class B Units, and the Class E Units) except for the Class C Units and Class D Units; and (ii) all existing claims of creditors of the Company, whether now outstanding or subsequently created, assumed or incurred (collectively, "Senior Obligations"), which shall consist of: (a) the principal of (and premium, if any) and interest, if any, on all indebtedness of the Company for money borrowed from third-parties, including, but not limited to, all obligations to the Company's general and secured creditors; (b) any deferred obligations of the Company for the payment of the purchase price of property or assets acquired by the Company; (c) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, bankers' acceptances, security purchase facilities and similar credit transactions; (d) any capital lease obligations of the Company; (e) all obligations of the Company in respect of interest rate swap, cap or other similar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity contracts and other similar arrangements; (f) all obligations of the type referred to in Clauses (a) through (e) of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; (g) all obligations of the types referred to in Clauses (a) through (f) of other persons secured by a lien on any property or asset of the Company; and (h) any and all amendments, renewals, extensions, modifications, and deferrals of the indebtedness and obligations of the type referred to in Clauses (a) through (g); except that the term "Senior Obligations" does not include: (i) the Notes, (ii) any obligation that by its terms expressly is junior to, or ranks equally in right of payment with, the Notes. The Notes are not secured by any assets of the Company and are not covered by a guarantee from any principals, subsidiaries or affiliates of the Company.

Valuation risk — While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

Interest rate risk — Interests fluctuate over time and may go up or go down. If interest rates go up (for example from 5% to 6% for a similar investment) in the future, your investment will maintain its original lower rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Call risk — The Notes, at the option of the Company, can be redeemed at any time with 30 days' notice. The Company is obligated to give you your initial principal investment back plus any interest that is accrued. However, when you go to reinvest your money, current interest rates may be lower and your new investment will carry a lower interest rate.

General Crowdfunding Risks

Speculative — Investments in startups and early-stage ventures are speculative and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity — Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation restrictions — Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure — The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in personnel — An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud — As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Lack of professional guidance — Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company primarily financed through crowdfunding may not have the benefit of such professional investors.

The Offering

Purpose of the Offering

The Company desires to: (i) expand and fund its existing energy efficiency and resilience lending programs and develop new products and markets; via (ii) the creation and issuance of a new, separate and distinct offering of a class of unsecured, subordinated, debt securities that provide individual non-accredited investors with the previously unavailable opportunity to invest in, and support, the Company's programmatic and operational expansion (the "Notes"). Accordingly, this offering is intended to open up that access, and to devote inclusively raised financing to further the Company's work to finance more energy efficiency and resiliency projects.

Use of Proceeds

The Company plans to use the proceeds in the following manner:

Program expansion including personnel, licensing and operating capital

- Expand reach to the new states in which it is newly licensed to lend, including the Southeast U.S., Gulf Coast and California.
- Launch the state-subsidized Keystone HELP residential efficiency program with Pennsylvania Treasury.
- Integrate and grow the recently acquired MyStrongHome platform for hurricane and weather resilient improvements, including expanding the property and casualty insurance division, NEIF-MSH Insurance LLC.

Technology

- Broaden the reach of commercial lending, finalizing and implementing NEIF proprietary commercial lending platform.
- Complete development of a state-of-the-art residential efficiency finance portal and in-home contractor sales tools leveraging NEIF's commercial portal technology.
- Develop an integrated energy and emissions reduction tracking system for funded projects.

Marketing and Program Development

- Launch new digital marketing initiatives to attract new contractors, and new digital advertising and print portals for contractors.
- Finalize and launch a new residential HVAC leasing program in cooperation with national distributor partners.

Pilot portfolio loan programs

- Establish test programs with expanded credit criteria for low and moderate income borrowers.

	If Target Offering Amount Sold	% of offering	If Maximum Amount Sold	% of offering
Total Proceeds	$10,000	100%	$250,000	100%
Less: RaiseGreen Fees	-$500	5%	-$12,500	5%
Less: Legal and Accounting Fees	-$5,000	50%	-$10,000	4%
Net Proceeds	$4,500	45%	$222,500	91%
Program Expansion	$3,000	30%	$150,000	60%

Technology	$1,000	10%	$30,000	12%
Marketing and Program Development	$500	5%	$20,000	8%
Pilot Portfolio Loan Programs	$0	0%	$22,500	9%
Total Use of Net Proceeds	$4,500	45%	$222,500	91%

Figure 4. Use of Proceeds

The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

The Company plans to provide investors with NEIF's annual **Benefit Report** detailing its impact on 1) energy and carbon savings from efficiency improvements financed, 2) strengthening of building resilience to extreme weather events from improvements financed 3) broadening of the affordability of these improvements to all classes of income, and 4) the influence of NEIF's program's on small business development and contractor growth.

Ownership and Capital Structure

Beneficial Owners

Below are the names and ownership levels of each person, as of the most recent practicable date, who are beneficial owners of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. Class C and Class D Common Units are the only Voting Equity in the Company, and Peter Krajsa and Matthew Brown are the two and only beneficial owners of NEIF.

Name of Holder	Number and Class of securities Now Held	% of Voting Power Prior to Note Offering	% of Voting Power After Note Offering
Peter J. Krajsa	Class C Common 331.52 Class D Common .05	50%	50%
Matthew H.	Class C Common 331.52	50%	50%

Brown	Class D Common .05		

Table 2. Beneficial Owners ownership percentages

Capital Structure

This is the Capital Structure of NEIF as of October 1, 2020.

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights
Common Units	Class C 663.04	663.04	yes
	Class D 372.96	372.96	yes
Preferred Units	Class A 100.00	1.00	no
	Class B 100.00	78.83	no
	Class E 15.00	12.67	no
Debt Securities	Regulation CF	182.00	no

Table 3. Capital Structure

A Preferred Equity Offering of A and B classes is underway but, as of October 1, 2020, is not completed. See Exempt Offerings below.

Terms of the Offering

Summary

Set forth below is a summary of the terms pursuant to which the National Energy Improvement Fund, LLC ("NEIF" or the "Company"), intends to offer (the "Offering") certain Unsecured Subordinated Investment Notes ("Notes").

Climate Action Investment Notes

Offered in Principal Incremental Amounts of $1,000

Target Offering Amount of $10,000 to a Maximum Offering Amount of $250,000

10 to 250 Unsecured Subordinated Debt Notes or "Notes"

From October 1, 2020 to December 31, 2020

5.00% Coupon Per Year, Interest Paid Quarterly

5 year Maturity (01/01/2026)

Conditions

THE NOTES DO NOT REPRESENT A DEPOSIT AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE COMPANY OR ANY OTHER GOVERNMENT AGENCY.

THE NOTES ARE CALLABLE ANY DAY WITH 30 DAYS NOTICE AS DESCRIBED BELOW.

Minimum Investment/Maturity —The minimum investment shall be $1,000 and additional amounts may be invested in increments of $1,000 thereafter. Each Note shall mature sixty (60) months after the date of its issue (the "Term"), unless redeemed as provided herein. During the Term, payments of interest-only shall be made in accordance with the terms set forth below. Upon the expiration of the term, all accrued, but unpaid interest, together with the original principal amount, shall become due and payable.

Notwithstanding the foregoing, in the event of a Change of Control of the Company, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As used herein, **"Change of Control"** shall mean: (i) the sale, transfer or assignment, in one transaction or a series of related transactions, of all, or substantially all, of the assets of the Company; (ii) the sale, transfer or assignment, in one transaction or a series of related transactions, of greater than fifty percent (50%) of the "Common Units" of the Company; or (iii) a merger or consolidation of the Company with, or into, any other entity if the Company is not the surviving entity.

Interest Rate —The interest rate shall be fixed for the term of the Note at 5.00% per annum. Interest will begin to accrue on the day invested funds have been confirmed as received by the Escrow Agent.

Payment of Interest —Interest will be paid by the 15th of the month following each quarter end beginning with the first quarter after the offer closes. Interest shall be payable quarterly on March 1, June 1, September 1 and December 1 (prorated, as appropriate, for any partial months based on the original issue date of the Notes) and if not a business day, the next business day.

Optional Redemption — The Company shall have the right, at its option, to redeem, in whole or in part, any of the Notes for redemption before Maturity, at any time or, in part, from time to time. The Company shall give the Holder not less than thirty (30) days prior written notice of each redemption, specifying the principal amount of the Notes to be redeemed and the redemption date but not including the redemption date. Notice of redemption having been given by the Company as aforesaid, the principal amount of the Note specified in such notice, together with any outstanding interest accrued and unpaid thereon to the date of redemption shall become due and payable on such redemption date.

Provisions Relating to Subordinated Notes and Default Subordination — The Notes are unsecured and subordinated to ALL other present, and potentially future, obligations of the Company except for the Class C Units, the Class D Units and existing Climate Action Investment Notes. As used herein, the term, "unsecured" generally means that there is no specific collateral to which investors would have recourse to in the event that the company is unable to meet its payment obligations but rather is a general obligation of the business. Without limiting the foregoing and for the avoidance of doubt, the payment obligations and/or indebtedness evidenced by the Notes, including the principal and interest due and payable thereunder, shall be subordinate and junior in right of payment to the prior payment in full of: (i) all existing and future payments owing to any existing, and potentially future, classes of equity of the Company (including, without limitation, the Class A Units, the Class B Units, and the Class E Units) except for the Class C Units and Class D Units; and (ii) all existing claims of creditors of the Company, whether now outstanding or subsequently created, assumed or incurred (collectively, "Senior Obligations"), which shall consist of: (a) the principal of (and premium, if any) and interest, if any, on all indebtedness of the Company for money borrowed from third-parties, including, but not limited to, all obligations to the Company's general and secured creditors; (b) any deferred obligations of the Company for the payment of the purchase price of property or assets acquired by the Company; (c) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, bankers' acceptances, security purchase facilities and similar credit transactions; (d) any capital lease obligations of the Company; (e) all obligations of the Company in respect of interest rate swap, cap or other similar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity contracts and other similar arrangements; (f) all obligations of the type referred to in Clauses (a) through (e) of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; (g) all obligations of the types referred to in Clauses (a) through (f) of other persons secured by a lien on any property or asset of the Company; and (h) any and all amendments, renewals, extensions, modifications, and deferrals of the indebtedness and obligations of the type referred to in Clauses (a) through (g); except that the term "Senior Obligations" does not include (i) the Notes, (ii) any obligation that by its terms expressly is junior to, or ranks equally in right of payment with, the

Notes. The Notes are not secured by any assets of the Company and are not covered by a guarantee from any principals, subsidiaries or affiliates of the Company. There are no restrictions upon the Company against creating senior debt or any other indebtedness or ownership interests which may rank on a parity with, or be senior or subordinate to, the subordinated Notes.

Events of Default — The occurrence of any of the following events shall constitute an event of default in the Notes: (i) default for thirty (30) days or more in the payment of interest or principal thereon when due; (ii) the Company shall be adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (iii) the Company shall institute proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or shall make an assignment for the benefit of creditors. Upon the occurrence of an event of default, the Holder may, by written notice to the Company, declare the unpaid principal amount of their Notes, and interest accrued thereon, to be due and payable immediately without any other demand or notice of any kind.

Valuation — The Notes are a debt instrument and are, therefore, valued based upon their respective original principal amounts. The Company believes that the annual interest rate applicable to the Note is reflective of general market terms for similar securities with a premium over generally available five- year bank notes of deposit to reflect the Company's lack of FDIC insurance and subordinated position.

Voting Rights — The Notes have no Voting Rights. The Notes are a debt instrument and holders of Notes will have no voting rights or other ability to influence any actions of the Company.

Modification and Termination — Pursuant to Regulation CF, the terms of the Offering can be modified or offering canceled up to 48 hours prior to the Close date, consistent with Regulation CF. For further information on this see Appendix 1.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF — The Notes being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued except for limited circumstances. For further information see Appendix 1. After the one year period, any transfer or sale of the Notes must receive prior written consent from the Issuer to ensure accurate records of ownership among other material items.

Rights of the securities being offered (materially limited, diluted or qualified by the rights of other classes of security) — As noted above, the Notes, which are unsecured, are subordinated to all currently existing, and potentially future, classes of equity of the Company (including, without limitation, the Class A Units, the Class B Units, and the Class E Units) except for the already issued Climate Action Investment Notes, Class C Units and Class D Units. Therefore, the Company's obligations to the holders of any existing, and potentially future, "senior" classes of securities must be satisfied in-full before payment can be made on the Notes. Accordingly, there can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, investors may realize a loss, which could be substantial, on their investment in the Notes. For the avoidance of doubt, no assurance can be given that a Note holder will realize their anticipated return on said investment, or any return at all, or that said Note holder will not lose their entire investment. Each prospective investor should consult with the prospective investor's personal attorney, investment advisor and accountant prior to making any investment decision. Similarly, in the event of a liquidation of the Company, the Company would need to satisfy its obligations to the holders of any existing, and potentially future, "senior" classes of securities before payment can be made on the Notes In addition, the Notes have no voting rights or other ability to influence the actions of the Company.

Differences between Classes of Securities — Each class of security authorized and/or issued by the Company has different rights and/or preferences. As discussed above, the Notes are subordinated to other existing, and potentially future, classes of securities (other than previously issued Climate Action Investment Notes) and have no voting rights. In addition, the Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore do not provide the Note holders with a right to participate in the growth of the Company or to otherwise receive any distributions from the Company's profits.

Effect of Principal Shareholders Rights on Purchasers of Security being Offered — The principal Members and Beneficial Owners, Peter J. Krajsa and Matthew H. Brown, all of the voting equity of the Company and are the sole members of the Company's Board of Managers. Accordingly, they have the sole ability to control the day-to-day operations of the Company whereas Note holders have no ability to influence Company action. As noted above, if the Company: (i) creates any additional "senior" classes of equity; and/or (ii) incurs additional third-party debts or liabilities, then, in either case, those obligations and/or liabilities could potentially reduce the Company's available funds, which, in turn, could materially impact the ability of the Company to satisfy its payment obligations under the Notes.

Security risk to purchasers associated with corporate actions Additional issuances of securities — If such additional securities are "senior" in payment, or liquidation, preference to the

Notes, then there is an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes.

Issuer repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes.

A sale of the issuer or of assets of the issuer — As noted above, upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the notes are unsecured and subordinated debt, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other "senior" or "secured" debts and liabilities), may be insufficient to satisfy its obligations under the Notes.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Transactions — NEIF has had no transactions since the beginning of the Company's last fiscal year that meet the reporting requirements of Regulation Crowdfunding under Section 227.201(r).

Indebtedness — The company has warehouse and operating lines of credit, loans from officers and forgivable PPP loans. The company also has subordinated debt raised in its initial Regulation CF offering.

Creditor(s) Date 09.28.2020	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Hatch Bank	$0.00	LIBOR plus 3.5%	April, 2021 with provisions for annual renewal	Warehouse line of credit, used to fund loans prior to sale to Hatch Bank. Total amount available: $1,000,000
Amalgamated Bank	$200,000	Prime Rate plus 1%	January 2021 with provisions for annual renewal	Operating line of credit that is available for NEIF to draw upon and pay back as needed. Secured by the cash flows in the Maine program. Total amount available: $350,000
Loan from Officers	$140,000	4.75%	No maturity date	Interest only, payable upon demand
FirstTrust Bank	$294,900	---	---	PPP loans, anticipated 100% forgiveness
Climate Action Investment Notes	$182,000	5.00%	September 17, 2025	Monthly coupon payments

Table 4. Material indebtedness of the Issuer as of 09.28.2020

Exempt offerings conducted by the issuer within the past three years — The Company has raised capital from Common Equity and Preferred Equity Offerings for a total amount of $4.555 million as of October 1, 2020. These offerings are exempt from registration with the SEC, considered private offerings under Regulation D and not available publicly. As referenced in the Capital Structure section, the Company is currently seeking additional investment in Preferred Stock A and B shares. The Company has also conducted two Regulation Crowdfunding offerings of Climate Action Investment Notes through Raise Green, Inc.'s investment portal as noted in the table below.

Date of Offering (as of 9.28.2020)	Exemption Relied Upon	Securities Offered	Amount Sold ($)	Use of Proceeds
December 22, 2017 (offering is not complete)	Regulation D, Rule 506(b)	Various classes of preferred equity (A,B,E) and common equity	$4,554,898 (offering is not complete)	Company's general operations and operating expenses.
July 10, 2020 - August 12, 2020	Regulation CF	Climate Action Investment Notes (Subordinated Debt)	$116,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
August 17, 2020 - September 16,, 2020	Regulation CF	Climate Action Investment Notes (Subordinated Debt)	$66,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs

Table 5. Exempt Offerings conducted by the issuer within the past three years

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. NEIF UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

NEIF was organized in 2017, and became operational in 2018, with planned operating losses during the startup and growth phase through 2021, when NEIF is, based on information currently available as well as certain assumptions from the management team, projected to achieve positive returns when total loans being serviced approach $75 million. Investment has been, and continues to be, made in technology and product development during this period and development is on plan with the company now operating energy efficiency and resilience programs in 20 states and commercial programs nationally.

The Company financial projections for the next 5 years are below and detailed further in the Appendix. Fully audited financial statements for 2019 and 2018 are provided for investors to review in the Appendix.

Revenues (increase/decrease, etc. drivers)

NEIF's revenues are based on a mix of residential, commercial and service income streams.

These include recurring revenue derived from the servicing of consumer and commercial loans (collected monthly from each loan being serviced); program delivery and administration contracts from utilities, states and others, subscriptions for premium services and insurance commissions from resilience-based insurance agency. Project Fee Revenue is derived from transaction fees paid upon funding of commercial energy improvements, loan origination and documentation fees, bridge financing service and related fees and management fees for resilient roofing retrofits.

NEIF derives its primary revenue in its commercial financing from brokerage fees paid by banks and other lenders where it places loans. NEIF currently places loans with twelve lenders and assumes no credit risks. Its other primary revenue stream is a dozen retainer agreements with utilities as of June 2020 who contract with NEIF to administer their lending programs for small business customers.

NEIF earns its revenue from its investment in RB Funding by providing interim financing to contractors for rebate funds due them and other cash flow related issues. Capital for these programs is provided by EnergyOne Finance, the other 50% owner of RB Funding, NEIF bears no credit risk and earns revenue primarily from administrative fees.

The acquisition of the MyStrongHome resilience platform provides another channel of residential loan origination and an expansion into the southeast U.S. NEIF will also earn fee revenue from insurance commissions.

Cash revenue from loan servicing in 2019 was 2.5 times similar revenue in 2018. This was due to an increase in loans being serviced and the resulting cash income derived from monthly servicing fees. Commercial transaction fee revenue increased by 10% from 2018 to 2019 as a result of additional projects being financed and additional retainer contracts with utilities. Cash income from rebate processing and profit from the related investment in RB Funding LLC was more than 10 times similar revenue in 2019 as a result of implementation of new programs. Non-cash revenue decreased from 2018 and 2019 as the 2018 statement reflected a large one time gain on loan servicing rights for the Efficiency Maine and Keystone HELP portfolio servicing rights acquisition. 2019 non-cash revenue was due to the organic increase as the servicing portfolio increase through loans being funded.

Revenue through June 2020 is tracking to plan which makes NEIF confident in our projections to profitability as planned. While NEIF loan volume and cash revenue have both increased through the pandemic period, some program launches have been delayed and this may impact our full year 2020 forecast and the remaining 5 year projections.

Costs of Products Sold, Expenses

NEIF acts as the licensed funding lender for its residential programs, it funds loans from its own capital, from warehouse lines of credit or from funds held by NEIF on behalf of others. NEIF then periodically sells the underlying loans to capital sources where it has forwarded purchase commitments and retains a recurring revenue "spread" earned for the loan servicing and program administration.

Operating expenses are largely due to the investment in personnel, technology and capital costs during the start up period. Operating expenses increased by 28% from 2018 to 2019 with the largest increases being planned investments in personnel and technology. Staffing is now fully stable and able to support revenue growth, with additional hiring based on scalable variable costs for new programs. Expenses in technology is also limited to variable costs for new programs. With reduction of expenses such as travel and marketing due to the pandemic period, annual operating expenses are tracking at or only nominally greater than 2019 numbers.

Net Income

The bulk of NEIF's revenue is earned from servicing and program administration fees earned on the servicing book. NEIF incurs program setup and operating program costs while related income ramps up.

This means that NEIF will incur operating losses until the servicing book is large enough to cover program costs. It is anticipated this will occur in late 2021.

NEIF's net income decreased by $422,000 from 2018 to 2019, primarily due to incurring operating expenses for a full operating year in 2019 versus a partial operating year in 2018 and revenue from program launches lagging behind startup expenses for those programs. As the servicing book increases, this disparity is projected to be eliminated.

COVID-19 Update: NEIF loan volume and cash revenue have both increased through the pandemic period and expenses are lower than budgeted; however, some program launches have been delayed which may impact our full-year 2020 forecast and the remaining 5-year projections.

Plan & Projections

	2019 Audited	2020	2021	2022	2023	2024	2025	2026
REVENUE								
Residential Financing	$425,059	$728,385	$1,667,320	$2,684,521	$3,648,743	$4,548,005	$5,399,861	$6,227,015
Commercial Financing	$134,461	$436,526	$1,107,389	$1,510,184	$1,706,197	$1,721,815	$1,727,260	$1,729,176
Rebate Bridge	$124,630	$184,762	$294,982	$387,992	$437,199	$492,647	$555,127	$625,531
MyStrongHome	$0	$57,842	$205,011	$454,699	$890,980	$1,664,053	$2,756,407	$3,737,979
Gain on Servicing Rights	$181,090	$815,732	$1,473,028	$1,467,962	$1,577,420	$1,855,520	$1,963,546	$1,805,424
TOTAL INCOME	**$865,240**	**$2,223,248**	**$4,747,729**	**$6,505,359**	**$8,260,540**	**$10,282,040**	**$12,402,201**	**$14,125,125**
Operating Expenses	$2,143,606	$2,837,254	$3,516,970	$3,892,382	$4,434,630	$5,251,853	$5,969,629	$6,463,490
Profit/Loss	($1,278,366)	($614,006)	$1,230,760	$2,612,977	$3,825,910	$5,030,186	$6,432,572	$7,661,635

NEIF   Certified ⒷB Corporation   NEIFUND.ORG | 26

Figure 5. Financial Plan and Projections

Liquidity and Capital Resources

As described in the The Company section above NEIF's business model combines recurring revenue and transaction fees. NEIF's main business is servicing or originating loans that generate revenues or fees over the time. As of June 2020, NEIF currently services over $20 million in loans for Efficiency Maine Trust, Pennsylvania Treasury and Hatch Bank, a subsidiary of Firstrust Bank. NEIF obtains forward commitments from capital providers that will purchase or take the loans from NEIF once the loans are made. NEIF retains ownership of loan servicing right for the life of the loans. This enables NEIF to grow its business with less capital and risk than if they kept the loans in their portfolio. NEIF has ongoing purchase commitments from Efficiency Maine Trust to fund approximately $25 million in loans over the next three years and a $1 million warehouse line of credit and a $25 million forward commitment from Hatch Bank to purchase loans in its multi-state EnergyPlus Loan program. In June, 2020 NEIF received a Letter of Intent from Hatch Bank for an additional $35 million facility to fund the launch of the Keystone Home Energy Loan Program with the Pennsylvania Treasury. With these commitments in place, NEIF is in an excellent position to reach the $75 million target to cross into profitability by the end of 2021.

NEIF was initially capitalized with almost $4 million of investment by management and private investors and anticipates raising an additional $3 million in its private offering which, as planned, will cover start up and operating expenses while ramping toward profitability. NEIF also maintains an operating line of credit with Amalgamated Bank, with a current balance of $200,000 on a $350,000 available line. NEIF received a Covd-19 $294,900 Payroll Protection Program loans from Firstrust Bank in April 2020 and it is anticipated that the company will meet all requirements for full forgiveness of that obligation under the program.

On August 12, 2020 and September 16th, NEIF closed Regulation Crowdfunding offerings of Subordinated Debt through Climate Action Investment Notes with a total investment commitment of $182,000, these debt notes each have a 5% yield per year, and a 5 year maturity.

NEIF has current operating cash for 2020 and will use the proceeds of its Private Offering to supplement revenue in order to meet operating expenses.

The proceeds of this offering will be used to supplement the capital anticipated to be raised from the Private Offering and to provide capital for pilot loan programs in energy efficiency and resiliency lending which NEIF may keep on its balance sheet or sell to third party investors as described in the Use of Proceeds section. NEIF does not see this raise as critical to the viability of the company given the expectations to generate up to an additional $2 million in the Preferred Offering, over the next two years. In May 2020, NEIF also received an influx of $250,000 in cash through the acquisition of MyStrongHome and has access to its credit lines, potential asset sales and additional officer investment to supplement any short term cash needs.

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with the Company during the life of the investment in order to receive this information on a timely basis.

Disqualification

No Disqualifying event has been recorded in respect to the company or its officers or directors.

Annual Reports

The Company plans to provide Annual Reports to investors, available within 120 days of the end of the issuers most recent fiscal year. Appendix 2 has Financial Statements for 2018 and 2019. The Company will post future Annual Reports on EDGAR, the SEC's website, and subsequently on its website https://www.neifund.org/.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Financial Statements for Fiscal Years 2018 and 2019

Financial statements provided here are prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statement of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Because this offering maximum is more than $107,000, but not more than $535,000, financial statements of NEIF must be reviewed by a public accountant that is independent of NEIF. Since financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer has provided those financial statements instead and need not include the reviewed financial statements. These Financial Statements are included below in Appendix 2.

Certification of Financial Statements

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, Peter Krajsa as Chief Executive Officer of National Energy Improvement Fund, LLC certify that:

1. the financial statements of National Energy Improvement Fund, LLC included in this Form are true and complete in all material respects; and

2. the tax return information of National Energy Improvement Fund, LLC included in this Form reflects accurately the information reported on the tax return for National Energy Improvement Fund, LLC filed for the fiscal year ended 2019.

DocuSigned by:

Peter krajsa

9BA7E43B8CCF4C0...

_____

Peter Krajsa

Managing Member

National Energy Improvement Fund, LLC

(Issuer)

10/1/2020

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Appendix 1

General Information about Crowdfunding Process

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Raise Green will get paid a flat 5% on the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green pays for credit card fees charged on investments, as well as for the Bad Actor Check disqualification review.

Cancellation

Investors may cancel an investment commitment for any reason until 48 hours prior to the end of the Offering Period, identified in these offering materials. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 EST. You cancel your commitment by sending an email from your email on file with Raise Green with explicit Cancellation instructions to info@raisegreen.com. Once, within the 48 hours, you can no longer cancel your investment commitment, even if your investment was submitted within the 48 hour time period.

Progress in an Offering

The Raise Green investor marketplace will display an investment progress bar to update interested parties throughout the offering.

Early Close and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the target offering has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering within 5 business days, the investor's investment commitment will be cancelled and the committed funds will be returned.

Oversubscribed

In the case an Offering is oversubscribed i.e., the investor interest is over the Maximum Offering amount, the Issuer will allocate securities based on a first come first served basis. That means the Company is under no obligation to accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

If the total amount of investor commitments does not meet or exceed the Minimum Target Offering Amount by the deadline for the Offering, the Offering is canceled, no securities will be sold, investors will receive a full refund, and the Issuer will not receive funds.

Investors

To invest in an offering Investors must have an account with Raise Green. We will collect some personal information and run a Know-Your-Customer and Anti-Money Laundering check on each investor. An individual must be 18 years of age to invest. More information is available at FAQ.

Termination and Amendments/Modifications

Prior to completion of the Offering, the Company has reserved the absolute right to terminate the Offering of any of the Notes offered hereby at any time without prior notice (up to forty-eight (48) hours prior to the end of the Offering period).

Prior to the completion of the Offering, the Company has also reserved the absolute right to modify the terms of the Offering, If there is a material change to the terms of an Offering or to the information provided in connection therewith,

- The investor will receive Notice of the material change and that the investor's investment will be cancelled unless the investor confirms his or her investment within five (5) business days of receipt of the notice.
- If the investor fails to reconfirm his or her investment within those five (5) business days, then, within five (5) business days thereafter, The investor will receive a Notice disclosing that the investment was canceled, and the reason for the cancellation; and The Funding Portal will direct the investor funds to be refunded if they have been debited.

Restrictions on Transfer of the Securities Being Offered Within the First Year after the Purchase

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the Offeree and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2

Audited Financial Statements

NATIONAL ENERGY IMPROVEMENT FUND, LLC

FINANCIAL STATEMENTS

Years Ended
December 31, 2019 and 2018

NATIONAL ENERGY IMPROVEMENT FUND, LLC

TABLE OF CONTENTS

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants



REGAN, LEVIN, BLOSS, BROWN & SAVCHAK, P.C.

RLB

CERTIFIED PUBLIC ACCOUNTANTS

Brian T. Regan, CPA
Martin C. Levin, CPA, CVA, MBA
William E. Bloss, CPA
Jeffrey S. Berdahl, CPA/PFS, CSEP
Philip D. Pope, CPA
Joel A. Ronco, CPA
Jay H. Fasnacht, CPA

Frank M. Brown, CPA
Emeritus
John A. Savchak, CPA, CVA
Emeritus

INDEPENDENT AUDITOR'S REPORT

To the Members
National Energy Improvement Fund, LLC
Allentown, PA

We have audited the accompanying financial statements of National Energy Improvement Fund, LLC (a Pennsylvania limited liability company), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

1

702 Hamilton St. ■ Suite 200
Allentown, PA 18101
610-434-7700 ■ *Fax:* 610-434-9577

400 Northampton St. ■ Suite 404
Easton, PA 18042
484-546-0650 ■ *Fax:* 484-546-0652

814 Main St. ■ Suite 100
Stroudsburg, PA 18360
570-421-7434 ■ *Fax:* 570-421-0456



rlbaccountants.com | info@rlbaccountants.com

EXCELLENCE in BUSINESS Award Winner Greater Lehigh Valley Chamber of Commerce

Strength in Numbers

Member: American Institute of Certified Public Accountants, Pennsylvania Institute of Certified Public Accountants

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Energy Improvement Fund, LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the schedules of operating expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Regan Levin Bloss Brown & Savchak, P.C.

Allentown, PA
February 12, 2020

2

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Balance Sheets
December 31, 2019 and 2018

Assets	2019	2018
Cash and equivalents	$ 623,044	$ 1,383,265
Loan servicing fees receivable	60,904	131,084
Other receivables	10,150	8,294
Loans held for resale	85,210	—
Prepaid expenses	18,344	99,741
Loan servicing asset	700,220	519,130
Furniture and equipment, net	40,600	52,767
Intangibles - start up costs, net	63,815	61,687
Security deposits	7,000	—
Investment in RB Funding, LLC	43,467	6,164
Limited-use assets, restricted cash	771,889	505,697
Total assets	$ 2,424,643	$ 2,767,829
Liabilities and Members' Equity		
Accounts payable	$ 119,076	$ 201
Accrued expenses	62,524	41,192
Amounts due on serviced loans	812,094	530,107
Deferred revenue	9,000	18,000
Due to preferred members	34,726	25,638
Due to common members	140,000	—
Member earnout payable	36,586	54,028
Total liabilities	1,214,006	669,166
Members' equity:		
Class B preferred units, no par value; 102 units authorized, 65.83 and 48.83 issued and outstanding at December 31, 2019 and 2018, respectively	1,975,000	1,465,000
Class C common units, no par value; 663.14 units authorized, issued and outstanding	500,000	500,000
Class D common units, no par value; 372.86 units authorized, issued and outstanding	1,250,000	1,150,000
Accumulated deficiency	(2,514,363)	(1,016,337)
Total members' equity	1,210,637	2,098,663
Total liabilities and members' equity	$ 2,424,643	$ 2,767,829

See accompanying notes to financial statements.

3 *Regan, Levin, Bloss, Brown & Savchak, P.C.*
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Statements of Operations
Years Ended December 31, 2019 and 2018

	2019	2018
Revenue:		
Loan servicing fees	$ 425,059	$ 164,653
Commercial fees	134,461	120,717
Rebate income	69,200	7,400
Gain on loan servicing rights	181,090	519,130
Total revenues	809,810	811,900
Operating expenses	2,143,606	1,672,297
Operating loss	(1,333,796)	(860,397)
Other income (expense):		
Income from investment in affiliate	56,907	3,664
Interest expense	(1,477)	—
Net loss	$ (1,278,366)	$ (856,733)

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Statements of Changes in Members' Equity
Years Ended December 31, 2019 and 2018

	Preferred Units		Common Units		Accumulated	
	Class A	Class B	Class C	Class D	Deficiency	Total
Beginning balances, January 1, 2018	$ —	$ 15,000	$ 500,000	$ 500,000	$ (5,035)	$ 1,009,965
Units issued	—	1,450,000	—	650,000	—	2,100,000
Common member distributions	—	—	—	—	(97,249)	(97,249)
Preferred member distributions	—	—	—	—	(57,320)	(57,320)
Loss	—	—	—	—	(856,733)	(856,733)
Ending balances, December 31, 2018	$ —	$ 1,465,000	$ 500,000	$ 1,150,000	$ (1,016,337)	$ 2,098,663
Units issued	—	510,000	—	100,000	—	610,000
Common member distributions	—	—	—	—	(99,374)	(99,374)
Preferred member distributions	—	—	—	—	(120,286)	(120,286)
Loss	—	—	—	—	(1,278,366)	(1,278,366)
Ending balances, December 31, 2019	$ —	$ 1,975,000	$ 500,000	$ 1,250,000	$ (2,514,363)	$ 1,210,637

See accompanying notes to financial statements.

5

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Statements of Cash Flows
Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net loss	$ (1,278,366)	$ (856,733)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	28,629	16,122
Non-cash rent expense	74,305	68,695
Income from investment in affiliate	(56,907)	(3,664)
Changes in assets and liabilities:		
Loan servicing fees receivable	70,180	(131,084)
Other receivables	(1,856)	(8,294)
Loans held for resale	(85,210)	
Prepaid expenses	92	(18,436)
Loan servicing asset	(181,090)	(519,130)
Accounts payable	118,875	1
Accrued expenses	21,332	41,192
Amounts due on serviced loans	15,795	24,410
Deferred revenue	(9,000)	18,000
Member earnout payable	(17,442)	54,028
Net cash used in operating activities	(1,300,663)	(1,314,893)
Cash flows from investing activities:		
Purchase of furniture and equipment	—	(51,290)
Purchase of intangible assets	(18,590)	(64,141)
Dividends received from affiliate	19,604	—
Investment in affiliate	—	(2,500)
Net cash provided by (used in) investing activities	1,014	(117,931)
Cash flows from financing activities:		
Advances from common members	140,000	—
Member contributions received	610,000	2,100,000
Payments of member distributions	(210,572)	(128,931)
Net cash provided by financing activities	539,428	1,971,069
Net increase (decrease) in cash	(760,221)	538,245
Cash, beginning	1,383,265	845,020
Cash, ending	$ 623,044	$ 1,383,265
Changes in limited-use assets, restricted cash:		
Restricted cash, beginning	$ 505,697	$ —
Net cash proceeds provided by third parties to fund consumer loans	235,327	460,428
Net cash proceeds reserved for member distributions	30,865	45,269
Restricted cash, ending	$ 771,889	$ 505,697

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2019 and 2018

1. <u>Nature of Operations and Summary of Significant Accounting Policies</u>:

    National Energy Improvement Fund, LLC, the ("Company"), originates unsecured loans for energy-efficient home improvements on behalf of the state of Maine as well as for Rancho Cordoba Bank and provides loan servicing at agreed-upon interest margins for those loans as well as providing servicing on Pennsylvania loans under the Keystone HELP Program on a fee per loan basis (altogether, the "loan servicing fees"). The Company also provides access to financing for commercial energy improvements, generating applications for a variety of third-party capital providers, which conduct full origination and loan servicing. The Company is compensated through origination fees on the financing and the negotiated service fee agreements with each investor.

    The Company is organized as a Pennsylvania limited liability company with two types of common membership and two types of preferred membership. The membership interests bear different rights with regard to profit-sharing and distributions, as discussed in Note 11.

    The Company's significant accounting policies, all of which conform to generally accepted accounting principles (GAAP), are summarized as follows:

    Revenue Recognition Policy
    The Company derives its primary revenue stream from the servicing of unsecured energy efficiency improvement loans. Revenues are recognized on a monthly basis as loan payments are collected from consumers and represent the difference between the interest rate charged on the loan and the amount required to be paid to the investor. Additionally, the Company generates certain origination fees that are charged to the borrower at the time of the loan. The Company also recognizes revenue for the change in the present value of the future servicing rights for the entire servicing portfolio.

    Disaggregation of Revenue from Contracts with Customers
    For the years ended December 31, 2019 and 2018, the Company's revenue based on the timing of satisfaction of performance obligations is as follows:

(Continued)

Regan, Levin, Bloss, Brown & Savchak, P.C.
    Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2019 and 2018

	2019	2018
Performance obligations satisfied at a point in time	$ 203,661	$ 128,117
Performance obligations satisfied over time	606,149	683,783
	$ 809,810	$ 811,900

Revenue from performance obligations satisfied at a point in time consist of loan origination fees charged to commercial customers and income from rebates and dealer charges.

Revenue from performance obligations satisfied over time consist of loan servicing fees and the related gain on those servicing rights.

Performance Obligations
For performance obligations related to the origination fees charged to commercial customers and income from rebates and dealer charges, control transfers to the customer at a point in time on the date that loan settlement occurs in the case of origination fees and upon receipt in the case of rebates and dealer charges.

For performance obligations related to loan servicing fees, control transfers to the customer over time. Revenue is recognized as loans are serviced as adjusted for the present value of future servicing rights based on assumptions for future interest rates, loan prepay speeds, and expected cash flows net of estimated loan servicing costs.

Variable Consideration
The nature of the Company's business gives rise to variable consideration including estimated future loan servicing costs that generally reduces revenue. Variable consideration is estimated at the most likely amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions

(Continued)

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2019 and 2018

that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loan Servicing Fees Receivable
Loan servicing fees receivable represent amounts due from third parties for whom the Company provides loan servicing. The amounts are paid within thirty days of month end and require no allowance for uncollectability.

Loan Servicing Asset
The Company provides loan servicing to third parties. To determine the fair value of the loan servicing asset, the Company uses a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates, late fees and losses. See Note 2 for more information on the valuation of servicing rights.

The Company has elected to initially measure and carry its servicing assets using the fair value method. Under the fair value method, the servicing assets are carried in the balance sheet at fair value and the changes in fair value, primarily due to changes in valuation inputs and assumptions and to the collection and realization of expected cash flows, are reported in gains (losses) on servicing rights in the period in which the change occurs.

Investment in Affiliated Company
The Company owns a 50% interest in RB Funding, LLC, an entity organized to administer various state energy loan rebate programs. The investment is recorded using the equity method of accounting for investments in affiliates.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are stated at cost. Maintenance, repairs, and minor renewals are expensed as incurred; major renewals and betterments are capitalized. When assets are sold, retired, or otherwise disposed, their cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gains and losses are included in operations. Depreciation and amortization are computed on the straight-line

(Continued)

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2019 and 2018

basis over the shorter of the lease term or the estimated useful lives of the assets.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk
The Company maintains cash balances which may exceed federally-insured limits, but the Company historically has not experienced any credit related losses on cash balances.

Income Taxes
The Company has elected the default entity classification for a limited liability company and as such is taxed as a partnership under the Internal Revenue Code and under similar provisions of Pennsylvania law. Under those provisions, the Company does not pay income taxes on its taxable income and is not allowed to deduct net operating loss carryovers or carrybacks. Instead, any income or losses are passed through to the members who are individually responsible for any taxes due.

Advertising
The Company's policy is to expense advertising costs as incurred. Advertising expense amounted to $20,116 and $12,850 for the years ended December 31, 2019 and 2018, respectively.

Subsequent Events Evaluation
The Company has evaluated events and transactions occurring subsequent to December 31, 2019, for items that could potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 12, 2020, the date these financial statements were available for issuance.

Adoption of New Accounting Standard
In May, 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)". The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing

(Continued)

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2019 and 2018

and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2019, the first day of the Company's fiscal year using the modified retrospective approach.

There was no required adjustment to retained earnings as a result of applying this ASU for the year ended December 31, 2019.

2. Loan Servicing Assets:

The present value of the loan servicing asset was determined using a discount rate of 8%, prepayment speeds of approximately 20%, and no implied default rate as the third-party investors who own the loans bear full responsibility for the ultimate realization with no recourse to the Company.

The following summarizes the activity pertaining to loan servicing rights' fair value net of valuation allowances:

	2019	2018
Balance at beginning of year	$ 519,130	$ —
Loan servicing rights capitalized at fair market value, net	181,090	519,130
Balance at end of year	$ 700,220	$ 519,130

3. Investments in Affiliated Companies:

Investments in an affiliated company, a 50% investment in RB Funding, LLC consist of an original investment of $2,500 plus income recognized on the equity method of accounting amounting to $56,907 and $3,664 for the years ended December 31, 2019 and 2018, respectively, minus dividends received amounting to $19,604 in the year ended December 31, 2019.

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2019 and 2018

4.   Equipment and Leasehold Improvements and Lease:

Furniture and equipment at December 31 consist of the following:

	2019	2018
Computer equipment	$ 27,634	$ 27,634
Office furniture	31,953	31,953
Leasehold improvements	3,748	3,748
	63,335	63,335
Less: accumulated depreciation	22,735	10,568
	$ 40,600	$ 52,767

Depreciation expense amounted to $12,167 and $10,568 for the years ended December 31, 2019 and 2018, respectively.

5.   Intangible Assets-Startup Costs:

The Company began operations in July, 2017 and capitalized startup costs in the amount of $3,135. The startup costs are being amortized over 180 months. The Company capitalized web portal development costs in the amount of $18,590 and $64,140 during the years ended December 31, 2019 and 2018, respectively. The web portal development costs are being amortized over 60 months. Accumulated amortization amounted to $22,050 and $5,588 as of December 31, 2019 and 2018, respectively. Amortization expense amounted to $16,462 and $5,554 for the years ended December 31, 2019 and 2018, respectively.

6.   Operating Leases:

The Company leases a copier under a 36-month operating lease dated January, 2018. The lease requires monthly payments in the amount of $268. Rental expense related to the copier amounted to $3,221 for the years ended December 31, 2019 and 2018.

In December, 2017, the Company entered into a five-year lease for its office space. The lease provided for a waiver of rent through January 31, 2018 with rental payments beginning in February, 2018 and continuing until January, 2023. The lease requires monthly payments of $6,245 for the initial year with annual

(Continued)

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2019 and 2018

increases of 3% each subsequent year. The lease is a gross lease whereby the landlord is responsible for all taxes, insurance, maintenance and utilities.

Rental expense for the office lease is accounted for on the straight-line method over the life of the lease and amounted to $78,269 for the years ended December 31, 2019 and 2018. The excess of rent expense recorded over rent paid is included in accrued expenses and amounted to $10,842 and $9,574 as of December 31, 2019 and 2018, respectively.

Future minimum annual rental payments under the operating lease obligations are as follows:

2020	$	82,532
2021		81,690
2022		84,141
2023		7,029
	$	255,392

7. Limited-use Assets – Cash:

Limited-use assets include cash related to Keystone HELP, the Maine Power Saver and Efficiency loans and loans from Rancho Cordoba Bank and represent cash restricted to provide loan funding to consumers. The total limited-use cash amounted to $741,024 and $460,428 as of December 31, 2019 and 2018, respectively.

Pursuant to the acquisition of the Keystone HELP loan servicing portfolio, the Company is obligated to pay certain members of the limited liability company based on an earnout formula which was agreed to by the seller of the portfolio. Cash in the amount of $30,865 and $45,269 has been restricted for payment of this obligation as of December 31, 2019 and 2018, respectively.

The Company has accrued $36,586 and $54,028 in connection with this obligation as of December 31, 2019 and 2018, respectively (see Note 10).

8. Amounts Due on Serviced Loans:

Amounts due on serviced loans represent collections from servicing the loan portfolio for the months of December, 2019 and 2018 that are due and payable to

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2019 and 2018

the underlying holder of the loans during the months ending January, 2020 and 2019, respectively.

9. <u>Commitments and Contingencies</u>:

The two Class C equity holders and managing members of the Company have a $500,000 note payable to a bank. The proceeds were used to provide their equity investment in the Company which is maintained in a separate bank account and not commingled with operating funds. The Company is a guarantor on this obligation.

10. <u>Related Party Transactions</u>:

During the year ended December 31, 2018, the Company acquired a loan servicing portfolio held by the managing member's previous employer. The portfolio was part of a larger group of servicing assets that had been previously sold by the managing member's former business. Under the terms of that sale, investors of the former business were guaranteed certain earnout payments as the loan portfolio generated servicing fees. Upon acquiring the loan portfolio in 2018, the Company accepted the obligation to pay these earnout payments. The Company has recorded a reduction in the amount of servicing fee income in the amount of $78,944 and $54,028 for the years ended December 31, 2019 and 2018, respectively. At December 31, 2019, $36,586 was shown on the balance sheet as due to related parties and is expected to be paid in April, 2020. At December 31, 2018, $54,028 was shown on the balance sheet as due to related parties and was paid in April, 2019.

During the year ended December 31, 2019, the two Class C members loaned a combined $140,000 to the Company. The notes are due on demand and bear interest at 6% per annum. Interest expense amounted to $1,477 for the year ended December 31, 2019.

11. <u>Members' Equity</u>:

Class A Perpetual Preferred Units

The Company has 100 authorized Class A units requiring an initial investment of $30,000 per unit. The units require annual distributions of 4% of the initial investment value and unpaid distributions bear interest at 4% per annum. The

(Continued)

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2019 and 2018

Class A units have no voting rights. There were no Class A units issued at December 31, 2019 or 2018.

Class B Preferred Term Units

The Company has 102 authorized Class B units requiring an initial investment of $30,000 per unit. The units require annual distributions of 7% of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class B units have no voting rights. There were 65.83 and 48.83 Class B units issued at December 31, 2019 and 2018, respectively, with an aggregate investment amounting to $1,975,000 and $1,465,000 at December 31, 2019 and 2018, respectively.

Total dividends declared for the Class B unit holders amounted to $120,286 and $57,320 for the years ended December 31, 2019 and 2018, respectively of which $34,726 and $25,638 was accrued as of December 31, 2019 and 2018, respectively.

Class C Common Units

The Company has 663.14 authorized and issued Class C units requiring an initial investment of $500,000 in the aggregate. The units are entitled to discretionary annual distributions after Class A and Class B unit holders have been paid all required distributions. The Class C units have full voting rights.

Total dividends declared and paid for the Class C unit holders amounted to $78,701 and $77,490 for the years ended December 31, 2019 and 2018, respectively.

Class D Limited Common Units

The Company has 372.86 authorized and issued Class D units requiring no specific investment. The units are entitled to discretionary annual distributions after Class A and Class B unit holders have been paid all required distributions. The Class D units have limited voting rights.

The Class D units have an aggregate investment of $1,250,000 and $1,150,000 as of December 31, 2019 and 2018, respectively. Total dividends declared and paid

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2019 and 2018

for the Class D unit holders amounted to $20,673 and $19,759 for the years ended December 31, 2019 and 2018, respectively.

During the year ended December 31, 2019, the 20.72 shares of Class C Common Units were exchanged for the same amount of shares of Class D Common Units to facilitate the investment of an additional $100,000 by a new investor.

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Schedules of Operating Expenses
Years Ended December 31, 2019 and 2018

	2019	2018
Operating Expenses:		
Advertising	$ 20,116	$ 12,850
Bank service charges	37,904	22,855
Commissions	20,947	2,570
Compliance	7,362	6,929
Computer expenses	203,997	119,585
Consulting	6,724	3,626
Contributions	3,861	1,157
Depreciation and amortization expense	28,629	16,122
Dues and subscriptions	33,089	15,297
Employee benefits-allocated	95,871	94,315
Equipment rental	5,847	6,389
Guaranteed payments to members	500,000	489,233
Insurance	40,970	28,297
Legal and accounting	87,615	63,847
Licenses and permits	44,870	16,729
Loan processing costs	96,462	33,230
Marketing expenses	4,373	10,521
Meals and entertainment	15,289	14,202
Office expenses	17,153	35,637
Payroll taxes-allocated	58,884	43,563
Rental expenses	78,269	78,269
Telephone	15,005	10,140
Travel	47,698	50,290
Utilities	2,804	4,924
Wages and salaries	669,867	491,720
Total operating expenses	$ 2,143,606	$ 1,672,297

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

FINANCIAL STATEMENTS
Year Ended
December 31, 2018

NATIONAL ENERGY IMPROVEMENT FUND, LLC

TABLE OF CONTENTS

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

RLB

CERTIFIED PUBLIC ACCOUNTANTS

Brian T. Regan, CPA

Martin C. Levin, CPA, CVA, MBA

William E. Bloss, CPA

Jeffrey S. Berdahl, CPA/PFS, CSEP

Philip D. Pope, CPA

Joel A. Ronco, CPA

Jay H. Fasnacht, CPA

Frank M. Brown, CPA
Emeritus

John A. Savchak, CPA, CVA
Emeritus

INDEPENDENT AUDITOR'S REPORT

To the Members
of National Energy Improvement Fund, LLC

We have audited the accompanying financial statements of National Energy Improvement Fund, LLC (a Pennsylvania limited liability company), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

702 Hamilton St. ■ Suite 200
Allentown, PA 18101
610-434-7700 ■ Fax: 610-434-9577

400 Northampton St. ■ Suite 404
Easton, PA 18042
484-546-0650 ■ Fax: 484-546-0652

814 Main St. ■ Suite 100
Stroudsburg, PA 18360
570-421-7434 ■ Fax: 570-421-0456


EXCELLENCE in BUSINESS Award Winner
Greater Lehigh Valley Chamber of Commerce

rlbaccountants.com | info@rlbaccountants.com

1

Strength in Numbers

Member: American Institute of Certified Public Accountants, Pennsylvania Institute of Certified Public Accountants

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Energy Improvement Fund, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included in the schedule of operating expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Regan Levin Bloss Brown & Savchak, P. C.

Allentown, Pennsylvania
February 21, 2019

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Balance Sheet
December 31, 2018

Assets

Cash and equivalents	$	1,383,265
Loan servicing fees receivable		131,084
Other receivables		8,294
Prepaid expenses		99,741
Loan servicing asset		519,130
Furniture and equipment, net		52,767
Intangibles - start up costs, net		61,687
Investment in RB Funding, LLC		6,164
Limited-use assets, restricted cash		505,697
Total assets	$	2,767,829

Liabilities and Members' Equity

Accounts payable	$	201
Accrued expenses		41,192
Amounts due on serviced loans		530,107
Deferred revenue		18,000
Due to preferred members		25,638
Member earnout payable		54,028
Total liabilities		669,166

Members' equity:

Class B preferred units, no par value; 200 units authorized, issued and outstanding	1,465,000
Class C common units, no par value; 683.76 units authorized, issued and outstanding	500,000
Class D common units, no par value; 352.24 units authorized, issued and outstanding	1,150,000
Accumulated deficiency	(1,016,337)
Total members' equity	2,098,663

Total liabilities and members' equity	$	2,767,829

See accompanying notes to financial statements.

3   *Regan, Levin, Bloss, Brown & Savchak, P.C.*
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Statement of Operations
Year Ended December 31, 2018

Revenue:		
Loan servicing fees	$	164,653
Commercial fees		120,717
Rebate income		7,400
Gain on loan servicing rights		519,130
Total revenues		811,900
Operating expenses		1,672,297
Operating loss		(860,397)
Other income:		
Income from investment in affiliate		3,664
Net loss	$	(856,733)

See accompanying notes to financial statements.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Statement of Change in Members' Equity
Year Ended December 31, 2018

	Preferred Units		Common Units			
	Class A	Class B	Class C	Class D	Accumulated Deficiency	Total
Beginning balances, January 1, 2018	$ —	$ 15,000	$ 500,000	$ 500,000	$ (5,035)	$ 1,009,965
Units issued	—	1,450,000	—	650,000	—	2,100,000
Common member distributions	—	—	—	—	(97,249)	(97,249)
Preferred member distributions	—	—	—	—	(57,320)	(57,320)
Loss	—	—	—	—	(856,733)	(856,733)
Ending balances, December 31, 2018	$ —	$ 1,465,000	$ 500,000	$ 1,150,000	$ (1,016,337)	$ 2,098,663

See accompanying notes to financial statements.

5

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(856,733)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Depreciation and amortization expense		16,122
Non-cash rent expense		68,695
Income from investment in affiliate		(3,664)
Increase in assets:		
Loan servicing fees receivable		(131,084)
Other receivables		(8,294)
Prepaid expenses		(18,436)
Loan servicing asset		(519,130)
Increase in liabilities:		
Accounts payable		1
Accrued expenses		41,192
Amounts due on serviced loans		24,410
Deferred revenue		18,000
Member earnout payable		54,028
Net cash used in operating activities		(1,314,893)
Cash flows from investing activities:		
Purchase of furniture and equipment		(51,290)
Purchase of intangible assets		(64,141)
Investment in affiliate		(2,500)
Net cash used in investing activities		(117,931)
Cash flows from financing activities:		
Member contributions		2,100,000
Member distributions		(128,931)
Net cash provided by financing activities		1,971,069
Net increase in cash		538,245
Cash, beginning		845,020
Cash, ending	$	1,383,265
Changes in limited-use assets, restricted cash:		
Restricted cash, beginning	$	—
Net cash proceeds provided by third parties to fund consumer loans		460,428
Net cash proceeds reserved for member distributions		45,269
Restricted cash, ending	$	505,697

See accompanying notes to financial statements.

6   *Regan, Levin, Bloss, Brown & Savchak, P.C.*
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2018

1. Nature of Operations and Summary of Significant Accounting Policies:

   National Energy Improvement Fund, LLC, the ("Company"), originates secured and unsecured loans for energy-efficient home improvements on behalf of the state of Maine and provides loan servicing at agreed-upon interest margins for those loans as well as providing servicing on Pennsylvania loans under the Keystone HELP Program on a fee per loan basis (altogether, the "loan servicing fees"). The Company also provides access to financing for commercial energy improvements, generating applications for a variety of third-party capital providers, which conduct full origination and loan servicing. The Company is compensated through origination fees on the financing and service fee agreements with utilities and other entities.

   The Company is organized as a Pennsylvania limited liability company with two types of common membership and two types of preferred interests. The membership interests bear different rights with regard to profit-sharing and distributions, as discussed in Note 11.

   The Company's significant accounting policies, all of which conform to generally accepted accounting principles (GAAP), are summarized as follows:

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Loan Servicing Fees Receivable
   Loan servicing fees receivable represent amounts due from third parties for whom the Company provides loan servicing. The amounts are paid within thirty days of month end and require no allowance for uncollectability.

   Loan Servicing Asset
   The Company provides loan servicing to third parties. To determine the fair value of the loan servicing asset, the Company uses a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial

Regan, Levin, Bloss, Brown & Savchak, P.C.
   Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2018

1. <u>Nature of Operations and Summary of Significant Accounting Policies, Continued:</u>

    earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates, late fees and losses. See Note 2 for more information on the valuation of servicing rights.

    Loan Servicing Asset, Continued
    The Company has elected to initially measure and carry its servicing assets using the fair value method. Under the fair value method, the servicing assets are carried in the balance sheet at fair value and the changes in fair value, primarily due to changes in valuation inputs and assumptions and to the collection and realization of expected cash flows, are reported in gains (losses) on servicing rights in the period in which the change occurs.

    Investment in Affiliated Company
    The Company owns a 50% interest in RB Funding, LLC, an entity organized to administer various state energy loan rebate programs. The investment is recorded using the equity method of accounting for investments in affiliates.

    Equipment and Leasehold Improvements
    Equipment and leasehold improvements are stated at cost. Maintenance, repairs, and minor renewals are expensed as incurred; major renewals and betterments are capitalized. When assets are sold, retired, or otherwise disposed, their cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gains and losses are included in operations. Depreciation and amortization are computed on the straight-line basis over the shorter of the lease term or the estimated useful lives of the assets.

    Cash Equivalents
    For purposes of the statements of cash flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    Concentration of Credit Risk
    The Company maintains cash balances which may exceed federally-insured limits, but the Company historically has not experienced any credit related losses on cash balances.

Regan, Levin, Bloss, Brown & Savchak, P.C.
    Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2018

1. Nature of Operations and Summary of Significant Accounting Policies, Continued:

   Income Taxes
   The Company has elected the default entity classification for a limited liability company and as such is taxed as a partnership under the Internal Revenue Code and under similar provisions of Pennsylvania law. Under those provisions, the Company does not pay income taxes on its taxable income and is not allowed to deduct net operating loss carryovers or carrybacks. Instead, any income or losses are passed through to the members who are individually responsible for any taxes due.

   Advertising
   The Company's policy is to expense advertising costs as incurred. Advertising expense amounted to $12,850 for the year ended December 31, 2018.

   Subsequent Events Evaluation
   The Company has evaluated events and transactions occurring subsequent to December 31, 2018, for items that could potentially be recognized or disclosed in these financial statements. The evaluation was conducted through March 8, 2019, the date these financial statements were available for issuance.

2. Loan Servicing Assets:

   The present value of the loan servicing asset was determined using a discount rate of 8%, prepayment speeds of approximately 20%, and no implied default rate as the third-party investor who owns the loans bears full responsibility for the ultimate realization with no recourse to the Company.

   The following summarizes the activity pertaining to loan servicing rights' fair value net of valuation allowances:

Balance at beginning of year	$ —
Loan servicing rights capitalized at fair market value, net	519,130
Balance at end of year	$ 519,130

Regan, Levin, Bloss, Brown & Savchak, P.C.
   Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2018

3. Investments in Affiliated Companies:

Investments in an affiliated company, a 50% investment in RB Funding, LLC consist of an original investment of $2,500 plus income recognized on the equity method of accounting amounting to $3,664 for the year ended December 31, 2018.

4. Equipment and Leasehold Improvements and Lease:

Furniture and equipment at December 31 consist of the following:

Computer equipment	$ 27,634
Office furniture	31,953
Leasehold improvements	3,748
	63,335
Less: accumulated depreciation and amortization	10,568
	$ 52,767

Depreciation expense amounted to $10,568 for the year ended December 31, 2018.

5. Intangible Assets-Startup Costs:

The Company began operations in July, 2017 and capitalized startup costs in the amount of $3,135. The startup costs are being amortized over 180 months. The Company capitalized web portal development costs in the amount of $64,141. The web portal development costs are being amortized over 60 months. Accumulated amortization amounted to $5,589 as of December 31, 2018. Amortization expense amounted to $5,554 for the year ended December 31, 2018.

6. Operating Leases:

The Company leases a copier under a 36-month operating lease dated January, 2018. The lease requires monthly payments in the amount of $268. Rental expense related to the copier amounted to $3,221 for the year ended December 31, 2018.

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2018

6. Operating Leases, Continued:

In December, 2017, the Company entered into a five-year lease for its office space. The lease provided for a waiver of rent through January 31, 2018 with rental payments beginning in February, 2018 and continuing until January, 2023. The lease requires monthly payments of $6,245 for the initial year with annual increases of 3% each subsequent year. The lease is a gross lease whereby the landlord is responsible for all taxes, insurance, maintenance and utilities.

Rental expense for the office lease is accounted for on the straight-line method over the life of the lease and amounted to $78,269 for the year ended December 31, 2018. The excess of rent expense recorded over rent paid is included in accrued expenses and amounted to $9,574 as of December 31, 2018.

Future minimum annual rental payments under the operating lease obligations are as follows:

2019	$	80,222
2020		82,532
2021		81,690
2022		84,141
2023		7,029
	$	335,614

7. Limited-use Assets – Cash:

Limited-use assets include cash related to Keystone HELP and Maine Power Saver and Efficiency loans and represent cash restricted to provide loan funding to consumers. The total limited-use cash amounted to $460,428 as of December 31, 2018.

Pursuant to the acquisition of the Keystone HELP loan servicing portfolio, the Company is obligated to pay certain members of the limited liability company based on an earnout formula which was agreed to by the seller of the portfolio. Cash in the amount of $45,269 has been restricted for payment of this obligation.

The Company has accrued $54,028 in connection with this obligation (see Note 10).

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2018

8. <u>Amounts Due on Serviced Loans:</u>

Amounts due on serviced loans represent collections from servicing the loan portfolio for the month of December, 2018 that are due and payable to the underlying holder of the loans during the month ending January, 2019.

9. <u>Commitments and Contingencies:</u>

The two Class C equity holders and managing members of the Company have a $500,000 note payable to a bank. The proceeds were used to provide their equity investment in the Company which is maintained in a separate bank account and not commingled with operating funds. The Company is a guarantor on this obligation.

10. <u>Related Party Transactions:</u>

During the year ended December 31, 2018, the Company acquired a loan servicing portfolio held by the managing member's previous employer. The portfolio was part of a larger group of servicing assets that had been previously sold by the managing member's former business. Under the terms of that sale, investors of the former business were guaranteed certain earnout payments as the loan portfolio generated servicing fees. Upon acquiring the loan portfolio in 2018, the Company accepted the obligation to pay these earnout payments. The Company has recorded a reduction in the amount of servicing fee income in the amount of $54,028 for the year ended December 31, 2018. This amount is shown on the balance sheet as due to related parties as of December 31, 2018 and is expected to be paid in April, 2019.

11. <u>Members' Equity:</u>

Class A Perpetual Preferred Units

The Company has 100 authorized Class A units requiring an initial investment of $30,000 per unit. The units require annual distributions of 4% of the initial investment value and unpaid distributions bear interest at 4% per annum. The Class A units have no voting rights. There were no Class A units issued at December 31, 2018.

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Notes to Financial Statements
December 31, 2018

11. Members' Equity, Continued:

Class B Preferred Term Units

The Company has 100 authorized Class B units requiring an initial investment of $30,000 per unit. The units require annual distributions of 7% of the initial investment value and unpaid distributions bear interest at 7% per annum. The Class B units have no voting rights. There were 48.83 Class B units issued at December 31, 2018 with an aggregate investment amounting to $1,465,000.

Total dividends declared for the Class B unit holders amounted to $57,320 for the year ended December 31, 2018 of which $25,638 was accrued as of December 31, 2018.

Class C Common Units

The Company has 683.76 authorized and issued Class C units requiring an initial investment of $500,000 in the aggregate. The units are entitled to discretionary annual distributions after Class A and Class B unit holders have been paid all required distributions. The Class C units have full voting rights.

Total dividends declared and paid for the Class C unit holders amounted to $77,490 for the year ended December 31, 2018.

Class D Limited Common Units

The Company has 352.24 authorized and issued Class D units requiring no specific investment. The units are entitled to discretionary annual distributions after Class A and Class B unit holders have been paid all required distributions. The Class D units have limited voting rights.

The Class D units have an aggregate investment of $1,150,000 as of December 31, 2018. Total dividends declared and paid for the Class D unit holders amounted to $19,759 for the year ended December 31, 2018.

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

NATIONAL ENERGY IMPROVEMENT FUND, LLC

Schedule of Operating Expenses
Year Ended December 31, 2018

Advertising	$	12,850
Bank service charges		22,855
Commissions		2,570
Compliance		6,929
Computer expenses		119,585
Consulting		3,626
Contributions		1,157
Depreciation and amortization expense		16,122
Dues and subscriptions		15,297
Employee benefits-allocated		94,315
Equipment rental		6,389
Guaranteed payments to members		489,233
Insurance		28,297
Legal and accounting		63,847
Licenses and permits		16,729
Loan processing costs		33,230
Marketing expenses		10,521
Meals and entertainment		14,202
Office expenses		35,637
Payroll taxes-allocated		43,563
Rental expenses		78,269
Telephone		10,140
Travel		50,290
Utilities		4,924
Wages and salaries		491,720
Total operating expenses	$	1,672,297

Regan, Levin, Bloss, Brown & Savchak, P.C.
Certified Public Accountants

Appendix 3

Operating Agreement

AMENDED AND RESTATED OPERATING AGREEMENT

OF

NATIONAL ENERGY IMPROVEMENT FUND, LLC

(A Pennsylvania Limited Liability Benefit Company)

THE MEMBERSHIP UNITS REFERENCED IN THIS AMENDED AND RESTATED OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE PENNSYLVANIA SECURITIES ACT OF 1972, AS AMENDED, OR SIMILAR LAWS OR ACTS OF OTHER STATES, IN RELIANCE UPON EXEMPTIONS UNDER THOSE LAWS AND ACTS. THE SALE, OFFER FOR SALE, TRANSFER, PLEDGE, OR OTHER DISPOSITION OF SUCH MEMBERSHIP UNITS IS PROHIBITED EXCEPT AS OTHERWISE EXPRESSLY PERMITTED IN THIS OPERATING AGREEMENT. BY THE EXECUTION OF THIS AGREEMENT AND THE ACQUISITION OF THE MEMBERSHIP UNITS REFERENCED HEREIN, EACH PRESENT AND FUTURE MEMBER REPRESENTS, INTER ALIA, THAT SUCH MEMBER IS ACQUIRING SUCH MEMBER'S MEMBERSHIP UNITS FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION OR RESALE AND THAT SUCH MEMBER WILL NOT SELL, OFFER FOR SALE, TRANSFER, PLEDGE, OR OTHERWISE DISPOSE OF SUCH MEMBER'S MEMBERSHIP UNITS: (I) OTHER THAN IN ACCORDANCE WITH THIS AGREEMENT; AND (II) WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE ABOVE REFERENCED LAWS AND ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

THIS AMENDED AND RESTATED OPERATING AGREEMENT (the "**Agreement**") is effective this 18th day of May, 2018, by and among **NATIONAL ENERGY IMPROVEMENT FUND, LLC**, a limited liability benefit company organized under the laws of the Commonwealth of Pennsylvania (the "**Company**"), and the individuals identified on Attachment A attached hereto (each, a "**Member**" and each other future Member of the Company, a "**Member**" and collectively the "**Members**"). This Agreement, as it may be amended from time to time, shall be binding on any person who at the time is a Member, regardless of whether or not the person has executed this Agreement or any amendment hereto.

RECITALS

WHEREAS, the Company has been organized as a Pennsylvania limited liability company by the filing of a Certificate of Organization with the Department of State of the Commonwealth of Pennsylvania on July 17, 2017, under and pursuant to the Act;

WHEREAS, the Members and the Company desire that this Agreement amend, restate and supersede in its entirety that certain Operating Agreement, dated November 20th, 2017 (the "**Existing Agreement**"); and

WHEREAS, the Members wish to: (i) address the relationship between themselves with respect to the Company, including without limitation, their relative duties and responsibilities and the restrictions on transfer of their Membership Units; and (ii) update the ledger of Membership Unit ownership attached hereto as Attachment A.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the Members and the Company agree (and hereby adopt this Agreement, which shall amend restate and supersede the Existing Agreement in its entirety) as follows:


ARTICLE I – DEFINITIONS


1.01.   Definitions.   In addition to the terms defined in other provisions of this Agreement, the following terms shall have the meanings set forth below unless the context requires otherwise:

"**Act**."   The Pennsylvania Uniform Limited Liability Company Act of 2016, 15 Pa.C.S. § 8811, et seq., and any successor statute, as amended from time to time.

"**Affiliate**." As to any Person, any other Person that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such Person or, if such Person is an individual, the immediate family of such Person or trusts solely for the benefit of such immediate family. As used in this definition, the term "**control**" means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

"**Agreement**."   This Amended and Restated Operating Agreement, as may be amended, modified, supplemented or restated from time to time.

"**Assign**" or "**Assignment**."   "Assign" means, voluntarily or involuntarily, to sell, transfer, bequeath, pledge, hypothecate or otherwise dispose.   An "Assignment" is any one of those acts.

"**Benefit Company**." shall generally refer to an entity that: (i) has an expanded purpose beyond maximizing "share value" to explicitly include general and/or specific public benefits; (ii) is required to consider and balance the impact of its actions not only on its equity holders but also on the general public; and (iii) is required to make available to the public certain benefit reports that assess the entity's overall social and environmental performance.

"**Board of Managers**" or "**Board**." Shall refer to the Board of Managers of the Company, as further described in Article V hereof.

"**Capital Account**." The individual account maintained by the Company with respect to each Member as provided in Section 4.02.

"**Capital Contribution**."   The aggregate amount of cash and the agreed value of any property or services (as determined by the Member and the Manager) contributed by each Member to the Company as provided in Section 4.01. In the case of a Member that acquires any Membership Units by an Assignment or transfer in accordance with the terms of this Agreement, "**Capital Contribution**" means the Capital Contribution of that Member's predecessor in interest proportionate to the acquired Membership Units.

"**Certificate**."   The Certificate of Organization of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the Department of State of the Commonwealth of Pennsylvania pursuant to the Act.

"**Change of Control.**" Shall mean: (i) the sale, transfer or assignment, in one transaction or a series of related transactions, of all or substantially all of the assets of the Company; (ii) the sale, transfer or assignment, in one transaction or a series of related transactions, of greater than fifty percent (50%) of the Common Units of the Company; or (iii) a merger or consolidation of the Company with or into any other entity if the Company is not the surviving entity.

"**Class**." Shall refer to a particular class of Units, whether now or hereafter existing, having the rights and privileges set forth in this Agreement.

"**Class A Member**."   A Member of the Company that holds Class A units.

"**Class A Perpetual Preferred Convertible Units**" or "**Class A Units**." Units of the Company have those rights and privileges set forth herein. Class A Units are non-voting Units. If the Company, after the payment of its normal operating expenses and the establishment of reasonable reserves, has sufficient cash to make a distribution, Class A Members shall receive an annual distribution equal to four percent (4%) of the liquidation value of their Class A Units ("**Class A Liquidation Value**") as set forth on Attachment A (if a distribution is not made in any particular year, interest shall accrue on the unpaid distribution at a rate of four percent (4%) per annum) ("**Class A Distributions**"). If, at any time following the closing of this Offering, a Change of Control event occurs, then, at the closing of such transaction, each holder of Class A Units shall be entitled to receive: (i) a payment equal to the acquisition price of the Class A Units obtained through this Offering; and (ii) at the option of the Company, either: (a) a bonus payment equal to .1% per Class A Unit of the Net Proceeds of such Change of Control transaction ("**Class A Bonus Payment**"); or (b) an amount of common equity units in the surviving entity in any such Change of Control transaction that is equivalent in value to the Class A Liquidation Value at the applicable Class A Units. Other than the Class A Distributions and the Class A Bonus Payment, Class A Members shall have no further rights to the Company's Profits and Losses or to any other distributors.

"**Class B Member**." A Member of the Company holding Class B Units.

"**Class B Preferred Term Units**" Or "**Class B Units**". Units of the Company having those rights and privileges set forth herein. Class B Units are non-voting Units. If the Company, after the payment of its normal operating expenses and the establishment of reasonable reserves and payment of the Class A Distributions, has sufficient cash to make a distribution, Class B Members shall receive an annual distribution equal to seven percent (7%) of the liquidation value ("**Class B Liquidation Value**") of their Class B Units ("**Class B Distribution Payments**") as set forth on Attachment A (if a Class B Distribution Payment is not made in any particular year, interest shall accrue on the unpaid distribution at a rate of seven percent (7%) per annum). The Class B Distribution Payments shall be made for a period of five (5) years from the date of the initial issuance date of that Member's Class B Units (the "**Initial Class B Payment Period**").

Following the expiration of the Initial Class B Payment Period, the Company shall redeem a Member's Class B Units over a five (5) year period (the "**Class B Redemption Period**" and together with the Initial Class B Payment Period, the "**Class B Term**"), for a redemption price equal to the Class B Liquidation Value of those Units, plus interest on the un-redeemed portion thereof at a rate of seven percent (7%) per annum ("**Redemption**"). Following the Redemption, a Class B Member shall have no further right or interest in and to such Class B Units.

If, prior to the expiration of the Class B Term, a Change of Control event occurs, then, at the closing of such transaction, each Class B Member shall be entitled to receive: (i) all remaining Class B Distribution Payments then-accrued; (ii) a payment equal to the Class B Liquidation Value of their Class B Units; and (iii) at the option of the Company, either: (a) a bonus payment equal to .02% per Class B Unit of the Net Proceeds of such Change of Control transaction (the "**Class B Bonus Payment**" and together with the Class A Bonus Payment, the "**Bonus Payments**"); or (b) an amount of common equity units in the surviving entity in any such Change of Control transaction that is the equivalent in value to the Class B Liquidation Value of the applicable Class B Units.

"**Class C Member**." A Member of the Company holding Class C Units.

"**Class C Common Units**" or "**Class C Units**." Units of the Company having those rights and privileges set forth herein. As further set forth herein: (i) Class C Members have the right to vote on any and all matters which, pursuant to this Operating Agreement, require a vote of the Members; and (ii) only the Class C Members shall have the right to vote to elect Members of the Board of Managers. If, after the payment of the Class A Distributions, the Class B Distribution Payments and any Class B Redemption payments, the Board of Managers elects to declare a distribution to the Common Members, the Common Members shall be entitled to receive their proportionate share of such distribution based on their respective Percentage Interests.

"**Class D Member**." A Member of the Company Holding Class D Limited Common Units.

"**Code**."   The Internal Revenue Code of 1986, as amended.

"**Class D Limited Common Units**" or "**Class D Units**." Class D Units have only those limited voting rights set out in this Operating Agreement. For the avoidance of doubt, Class D units have no right to vote in the election of the Board of Managers. If, after the payment of the Class A Distributions and the Class B Distribution Payments, the Board of Managers (or, as applicable, any committee thereof, including, but not limited to, the Finance Committee) elects to declare a distribution to the Common Members, the Common Members shall be entitled to receive their proportionate share of such distribution based on their respective Percentage Interests.

"**Common Members**." This term collectively refers to the Class C Members and the Class D Members.

"**Common Units**." This term collectively refers to the Class C Units and the Class D Units.

"**Company**." **NATIONAL ENERGY IMPROVEMENT FUND, LLC**, a Pennsylvania limited liability benefit company.

"**Covered Person**." A Manager, a Member, any Affiliate of a Member, any officer, director, manager, shareholder, partner, employee, representative or agent of a Member, or their respective Affiliates, or any officer, employee or agent of the Company or its Affiliates.

"**Disabled**" or "**Disability**." The determination: (1) by a court of competent jurisdiction, a Member is incapacitated; and/or (2) by the primary care physician of a Member (the "**PCP**"), that said Member is not physically and/or mentally able to give said Member's full time (at least thirty-seven (37) hours per week) efforts to oversee both the management and operation of the business of the Company and said Member's other business interests (the "**Initial Determination of Disability**").

In the event that the Company believes that a Member is Disabled, but said Member has neither been adjudicated as incapacitated nor has said Member's primary care physician made an Initial Determination of Disability, the Company (at its expense) may retain a physician who is board-certified (if applicable) in the care of the alleged Disability and/or who has practiced in a field of medical specialty related to such alleged Disability (a "**Second Physician**") to evaluate said Member to determine if said Member is Disabled (the "**Secondary Determination**"). Should the PCP disagree with the Secondary Determination, a third physician (qualified in accordance with provisions hereto relating to the Second Physician) shall be selected by the agreement of the PCP and the Second Physician. (If the PCP and Second Physician cannot agree on the identity of a third physician, the Second Physician shall select the third physician.) The agreement of two (2) of the three physicians will be determinative of whether said Member is Disabled and such determination shall be final.

"**Employee Member**." A Common Member that is an employee of the Company.

"**Liquidation Value**." As applicable, the Class A Liquidation Value or the Class B Liquidation Value.

"**Loss**" or "**Losses**." Items of Company loss and deduction.

"**Manager**" or "**Managers**." Shall mean any Person serving at the time as a member of the Board of Managers of the Company as provided in this Agreement.

"**Member**." Any Person who, at the time, is a member of the Company in accordance with the provisions of this Agreement. "**Members**" mean two or more Persons when acting in their capacities as members of the Company. For purposes of the application of a provision of the Act to the Company, the Members shall constitute one class or group of members. Attachment A shall be amended from time to time, by the Company, to show the current Members.

"**Membership Unit.**" or "**Unit.**" means a unit representing a fractional part of the Membership Units of the Members and shall include all types and classes of Units, including the Class A Units, Class B Units, Class C Units and Class D Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Units represented by such type or Class or series of Units shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights. Attachment A sets forth a list of the Unit ownership.

"**Net Proceeds**." The amount of the purchase price from a "Change of Control" transaction remaining after: (i) payment of all applicable taxes and transaction costs; (ii) the payment of the Class A Distributions, the Class B Distribution Payments, any applicable Class B Redemption payments and/or other applicable payments to the Class A Members or the Class B Members hereunder; and (iii) the satisfaction of all debts and liabilities of the Company.

"**Offer**." An offer made or deemed to have been made by a Common Member (or, if, applicable a Common Member's personal representative) to sell all (or, if applicable, part) of said Member's Common Units in the Company pursuant to the terms hereof.

"**Offered Class**." The Class of Units that the Offered Units belong to.

"**Offered Interest**." The Common Units in the Company owned by an Offering Member.

"**Offering Member**." A Common Member who has made (or is deemed to have made) an Offer.

"**Percentage Interest**." The proportionate interest of a Common Member in the Company expressed as a percentage of such Member's Class C Unit and/or Class D Unit ownership versus the total issued and outstanding Common Units of the Company.

"**Person**." A natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, estate, association or other legal entity or organization.

"**Prime Rate**." A varying rate per annum that is equal to the interest rate published by The Wall Street Journal (or, if applicable, its successor or other such nationally recognized financial publication) from time to time as the prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate.

"**Profits**." Items of Company income and gain.

"**Pro-Rata Percentage**."   The ratio that the Remaining Member's Units (of the Offered Class), prior to the acceptance of an Offer, bears to the total aggregate Units of the Offered Class.

"**Remaining Members**." All of the Class C Members and the Class D Members who: (i) are not the Offering Member; and (ii) are holders of the same Class of Units as the Offering Member (i.e., Members who hold Units of the Offered Class).

"**Stipulated Fair Market Value**." Shall mean, as applicable, the agreed value per Unit of the Common Units as set forth herein. The Company, by: (i) a majority vote of the Managers; (ii) a majority vote of the Class C Units; and (iii) a majority vote of the Class D Units, shall stipulate the value per Common Unit every twelve (12) months, which stipulation shall be recorded in the books and records of the Company. The initial Stipulated Fair Market Value of the Common Units is set forth on Attachment D attached hereto. The Stipulated Fair Market Value shall be the Buy-Out Price for Common Units offered pursuant to this Agreement. If the parties fail to make a valuation for a particular year, the Stipulated Fair Market Value shall be the agreed value per Common Unit set forth in such most recently signed stipulation, increased (or decreased) proportionately by the increase (or decrease) in book value per Common Unit from the date of the last signed stipulation of value until one (1) month prior to the date of the event causing the transfer of the Units. For purposes of this Agreement, the term "**book value**" shall mean the book value of the Common Units of the Company, as of the applicable date, as determined in accordance with generally accepted accounting principles by the accounting firm then servicing the Company, and such determination when made, certified and delivered to the Company shall be binding upon the Company and upon all parties bound by the terms of this Agreement. As an example, assume: (a) the Stipulated Fair Market Value as set forth in the most recent agreed upon stipulation was One Thousand Dollars and 00/100 Cents ($1,000.00) per Common Unit; and (b) the book value, as of that date, is One Hundred Dollars and 00/100 Cents ($100.00) per Common Unit; and (c) the book value, as of the date of a triggering event, is One Hundred-Ten Dollars and 00/100 Cents ($110.00) per Common Unit; then (d) the Stipulated Fair Market Value shall be equal to One Thousand One Hundred Dollars and 00/100 Cents ($1,100.00) per Common Unit (i.e., a ten percent (10%) increase from the most recent agreed upon Stipulated Fair Market Value).

"**Treasury Regulations**." The income tax regulations, including temporary regulations, promulgated under the Code, as those regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

ARTICLE II – ORGANIZATION

2.01. <u>Principal Place of Business; Other Offices</u>. The principal place of business of the Company shall be at 1005 Brookside Road, Suite 200, Allentown, PA 18106 or at such other place as the Board may designate from time to time, which need not be in the Commonwealth of Pennsylvania. The Company may have such other offices as the Board of Managers may designate from time to time.

2.02. <u>Purpose</u>. The object and purpose of, and the nature of the business to be conducted and promoted by, the Company is engaging in any lawful act or activity for which limited liability companies may be organized under the Act and engaging in any and all lawful activities necessary, convenient, desirable or incidental to the foregoing, including but not limited to, qualifying and operating as a "Benefit Company" by engaging in certain activities for the general public benefit, including, promoting energy savings by increasing and improving access for affordable financing of energy efficiency improvements for consumers and business (the "**Business**").

2.03. <u>Term</u>. The existence of the Company commenced on the date the Certificate was filed in the office of the Department of State of the Commonwealth of Pennsylvania and shall continue until the Company is dissolved in accordance with the provisions of this Agreement and the Act.

ARTICLE III – MEMBERSHIP UNITS

3.01. <u>Members and Subsequent Members</u>. The current Members of the Company are the Persons listed on <u>Attachment A</u>. When any Person is admitted as a Member or ceases to be a Member, the Board shall cause the Company to prepare a revised version of <u>Attachment A</u> and distribute it to all the Members.

3.02. <u>Record Holders of Membership Units</u>. The Company shall be entitled to treat the Person in whose name a Membership Unit stands on the books of the Company as the absolute owner thereof and as a Member of the Company. The Company shall not be bound to recognize any equitable or other claim to, or interest in, such Membership Unit on the part of any other Person, whether or not the Company has express or other notice of any such claim.

3.03 <u>No Transfers or Assignment of Common Units Unless in Accordance with this Agreement</u>.

(a) Except as permitted hereunder, a Common Member shall not assign or transfer or permit the assignment or transfer of all or any portion of said Member's Common Units in the Company or rights in said Member's Common Units in the Company. Each Common Member hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the Common Members. Any assignment of a Common Member's Common Units or rights in violation of this Article III shall be deemed invalid, null and void and of no force or effect.

(b) Any person or entity to whom a Common Member attempts to assign the Member's Common Units in violation of this Article III or to whom a Member's Common Units are involuntarily assigned shall not be entitled to vote on matters coming before the Common Members; to be a Manager and/or participate in the management of the Company; to act as an agent of the Company; to attend meetings of the Members; to inspect Company books and records; to have access to any other information of the Company; to demand an accounting with respect to the Company; to receive distributions from the Company; or to have any other rights in or with respect to the Member's Common Units. Any assignee of, or successor to, a Member's Common Units who does not become a Member and desires to make further assignments of the interest shall be subject to all of the restrictions on the assignment of the interest contained herein. Unless an assignee or successor becomes a Member, the assignee or successor shall not be entitled to any of the rights granted to a Member hereunder or under the Act, other than the right to receive the distributions and return of contributions to which the assignor or predecessor would otherwise have been entitled; and unless and until the assignee or successor is admitted as a Member, the assignee or successor shall not have any right to inspect Company books and records, have access to any other information of the Company or to demand an accounting with respect to the Company except to the extent necessary to prepare the assignee's or successor's state and federal income tax returns.

(c) No Common Member may pledge, hypothecate or otherwise encumber any Common Units: (i) without the express prior written consent of a majority vote of the Board (except that Common Units may be pledged as security to any financial institution lending money to the Company); and (ii) only if the pledging or encumbering Member retains all rights incident to ownership of such Common Units in the Company, other than the right to transfer it, until payment of the obligation for which said interest serves as security.

3.04. Limited Transfer and Assignability of Common Units.

(a) Limited Transferability. Except to the extent that transfers or Assignments of Common Units are permitted or required to be transferred by this Agreement, Common Units shall not be transferable or assignable, in whole or in part. For the avoidance of doubt, the restrictions on transfers set forth in this Section 3.04 shall not apply to Class A Units or Class B Units.

(b)　<u>Right of First Refusal</u>. If a Common Member obtains a bona fide written offer for the purchase of the Member's Common Units in the Company (which offer must be for a price denominated in U.S. dollars) which the Common Member intends to accept, then the Common Member shall be deemed to be an Offering Member and shall give written notice of that intention ("**Notice of Intention**") to the Company. To be effective, the Notice of Intention must state or describe: (i) the interest to be Assigned; (ii) the name and address of the proposed assignee; (iii) the amount to be paid and the terms of payment; (iv) the date of the proposed Assignment; and (v) an Offer to sell the Offering Member's Offered Interest to the Company and the Remaining Members.

(1)　The Company, for thirty (30) days after delivery of the Notice of Intention, may elect to have the Buy-Out Price of the Offering Member's Offered Interest in the Company be determined in accordance with <u>Section 3.04(e)</u> and, for thirty (30) days after it has been notified of the determination of the Buy-Out Price (the "**Company Option Period**"), may elect to purchase the Offering Member's Offered Interest for the lesser of the Buy-Out Price or the price set forth in the Notice of Intention. In either case, the purchase shall be on the terms set forth in <u>Section 3.04(f)</u> (the "**Terms**"). If the Company properly exercises that option, then the Offering Member shall sell, and the Company shall purchase, said Offering Member's Offered Interest at that price and on those terms.

(2) If the Company does not exercise its option to purchase all of the Offered Interest, the Company shall notify the Remaining Member(s) and the Offering Member of its rejection of the Offer ("**Notice of Rejection**") no later than five (5) days after the sooner of such rejection or the expiration of the Company Option Period (if applicable). If the Buy-Out Price has not been determined during the Company Option Period, the Remaining Member(s) shall have thirty (30) days to elect to have the Buy-Out Price determined in accordance with <u>Section 3.04(e)</u>. The Remaining Member(s) shall have sixty (60) additional days from the latter of the determination of the Buy-Out Price or the date of the Notice of Rejection to determine if the Remaining Member(s) shall purchase the Offered Interest at and on the lower of the price set forth in the Notice of Intention or the Buy-Out Price and Terms. Each Remaining Member shall have an option to purchase a pro-rata portion of the Offered Interest (based on said Remaining Member's Pro-Rata Percentage). If some but not all of the Offered Interest is so purchased by the Remaining Member(s) and/or the Company, the purchasing Remaining Member(s) shall have the option (for a period of an additional five (5) days to purchase the unpurchased Offered Interest). If the Remaining Member(s) properly exercise this option, the Offering Member shall sell and the Remaining Member(s) shall purchase said Offering Member's Offered Interest at that price and Terms.

(3) If the Company and the Remaining Member(s) do not timely exercise their options to purchase the entire Offered Interest, then the Offered Interest may be Assigned to the proposed assignee upon the terms stated in the Notice of Intention, provided that the proposed assignee agrees in writing to be bound by this Agreement and, provided that, unless the Board of Managers agrees otherwise, the assignee shall be and remain a mere interest

holder in the Company, shall not be admitted as a Member and shall have only the rights affirmatively granted in the last sentence of <u>Section 3.04(a)</u>. If an Assignment which is permitted hereunder in this <u>Section 3.04(b)(3)</u> is not completed by the latter of the date specified in the Notice of Intention or fifteen (15) days after the expiration of the last applicable purchase option, then the Offering Member's Offered Interest will become subject again to the purchase option contained in this <u>Section 3.04(b).</u>

       (c)   <u>Voluntary Withdrawal</u>. A Common Member may not voluntarily withdraw from the Company.

       (d)   <u>Involuntary Assignment</u>.

       (1)   If: (i) an "Order for Relief" is entered with respect to a Common Member under the Bankruptcy Code; (ii) a trustee, receiver or liquidator is appointed with respect to a Common Member in any insolvency proceeding; (iii) a charging order is entered with respect to a Common Member's Common Units in the Company; (iv) there is a judgment or decree that has the effect of transferring beneficial ownership of a Common Member's Common Units in the Company or the voting rights of said Common Member to other than said Common Member; or (v) there is a bankruptcy, insolvency or other material adverse change in the financial condition of a Common Member that will result in a default under the Company's financing documents and as a result of which the lender may declare the Company to be in default of the maximum amount of indebtedness, then said Common Member shall be deemed to make an Offer to sell all of said Offered Interest in the Company to the Company and the Remaining Members.

For thirty (30) days after it learns of the Offer, the Company may elect to have the Buy-Out Price of the Offering Member's entire Offered Interest in the Company determined under <u>Section 3.04(e)</u>. For thirty (30) days after it has been notified of the determination of the Buy-Out Price ("**Company Option Period**"), the Company may elect to redeem the Member's Offered Interest for the Buy-Out Price and Terms. If the Company timely makes that election, then the Company shall purchase, and the Offering Member or the Offering Member's legal representative or successor shall sell to the Company, the Offering Member's Offered Interest in the Company at the Buy-Out Price and Terms.

If the Company does not elect to have the Buy-Out Price determined in accordance with <u>Section 3.04(e)</u> or, after the determination of the Buy-Out Price, does not elect to redeem the Offering Member's Offered Interest in the Company at the Buy-Out Price and Terms, then, the Company shall notify the Remaining Member(s) and the Offering Member of its rejection of the Offer ("**Notice of Rejection**") no later than five (5) days after the sooner of such rejection or the expiration of the Company Option Period (if applicable). If the Buy-Out Price has not been determined during the Company Option Period, the Remaining Member(s) shall have thirty (30) days to elect to have the Buy-Out Price determined in accordance with <u>Section 3.04(e)</u>. The Remaining Member(s) shall have sixty (60) additional days from the latter of the determination of the Buy-Out Price or Notice of Rejection to determine if the Remaining

Member(s) shall purchase the Offered Interest at and on the Buy-Out Price and Terms. Each Remaining Member shall have an option to purchase a pro-rata portion of the Offered Interest (based on said Remaining Member's Pro-Rata Percentage). If some, but not all of the Offered Interest is so purchased by the Remaining Member(s) and/or the Company, the purchasing Remaining Member(s) shall have the option (for an additional five (5) days) to purchase the unpurchased Offered Interest. If the Remaining Member(s) properly exercise their option, the Offering Member shall sell and the Remaining Member(s) shall purchase said Offering Member's Offered Interest at and on the Buy-Out Price and Terms. If the Company and/or Remaining Member(s) do not purchase all of the Offered Interest, unless the Board of Managers agrees otherwise, the successor to the Common Member shall be and remain a mere interest holder in the Company, shall not be admitted as a Member, and shall have only the rights affirmatively granted in the last sentence of <u>Section 3.04(a)</u>.

(2)   In the event of the death of a Common Member (except with respect to any Common Units owned by more than one Common Member as tenants by the entirety or joint tenants with right of survivorship where there is a surviving Common Member), the deceased Common Member's personal representative shall be deemed to have made an Offer to sell to the Company and the Remaining Member(s) said Common Member's Offered Interest in the Company at and on the Buy-Out Price and Terms.

(3)   In the event a Common Member is Disabled, said Common Member (or said Member's personal representative, if applicable) shall be deemed to have made an Offer to sell all of said Member's Offered Interest in the Company at and on the Buy-Out Price and Terms.

(4)   In the event an Employee Member's employment with the Company is terminated for any reason, the Employee Member shall be deemed to have given a Notice and to have made an Offer to sell to the Company and the Remaining Member(s) all of such Employee Member's Membership Unit owned at the time of said Notice at and on the Buy-Out Price and Terms. An Employee Member's Termination of Employment shall be deemed to have occurred at such time as such Member's services to the Company as a payroll employee of the Company have ceased, without regard to the reasons for, or circumstances surrounding, such cessation of services.

(5)   Upon notification to the Company that an Offer has been made pursuant to <u>Sections 3.04(d)(2)</u>, <u>3.04(d)(3)</u> or <u>3.04(d)(4)</u>, the Buy-Out Price shall be determined pursuant to <u>Section 3.04(e)</u>, and for thirty (30) days after such determination ("**Company Option Period**"), the Company may exercise an option to purchase the Offered Interest at and on the Buy-Out Price and Terms. The Company shall maintain life insurance policies insuring the lives of the members of the Board of Managers with a policy death benefit of not less than One Million ($1,000,000) Dollars. Accordingly, in the event that the Company receives any proceeds of life insurance on account of the death of an Offering Member, the Company must exercise its option to purchase the Offered Interest to the extent of such proceeds.

(6)   If the Company does not exercise its option to purchase the Offered Interest pursuant to <u>Section 3.04(d)(5)</u>, the Company shall issue a Notice of Rejection no later than five (5) days after expiration of the Company Option Period. The Remaining Member(s) shall have sixty (60) additional days, from the Notice of Rejection to determine if said Remaining Member(s) shall purchase the Offered Interest at and on the Buy-Out Price and Terms. Each Remaining Member shall have an option to purchase a pro-rata portion of the Offered Interest (based on each Remaining Member's Pro-Rata Percentage). Notwithstanding the foregoing, in the event a Remaining Member receives any proceeds of life insurance on account of the death of an Offering Member and the Company has not exercised its option pursuant to <u>Section 3.04(d)(5)</u>, said Remaining Member must exercise his/her/its option to purchase the Offered Interest to the extent of such proceeds. If the Remaining Member(s) and/or the Company properly exercise their option(s), the Offering Member (or said Offering Member's personal representative) shall sell and the Remaining Member(s) and/or the Company shall purchase said Offering Member's Offered Interest at and on Buy-Out Price and Terms.

(7)   If the entire Offered Interest is not purchased by the Remaining Members and/or the Company pursuant to <u>Section 3.04(d)(5)</u> and/or <u>Section 3.04(d)(6)</u>, then, unless the Board of Managers agrees otherwise, the successor to the Common Member shall be and remain a mere interest holder in the Company, shall not be admitted as a Member, and shall have only the rights affirmatively granted in the last sentence of <u>Section 3.04(a)</u>.

      (e)   <u>Buy-Out Price</u>.

      (1)   The Buy-Out Price for an Offering Member's Offered Interest which is purchased pursuant to <u>Section 3.04(b)</u> shall be, at the Company's election, the lesser of: (i) the price set forth in the Notice of Intention; or (ii) the applicable Stipulated Fair Market Value at the Offered Interest.

      (2)   The Buy-Out Price for an Offering Member's Offered Interest which is purchased pursuant to <u>Section 3.04(d)</u> shall be the applicable Stipulated Fair Market Value of the Offered Interest.

      (f)   <u>Terms</u>. The Buy-Out Price to be paid to an Offering Member under <u>Section 3.04(b)</u> or <u>Section 3.04(e)</u> shall be paid, at the discretion of the Purchaser, either within three (3) months after the election to purchase or in sixty (60) consecutive equal monthly installments, including interest on the unpaid balance of the purchase price at a rate equal to the Prime Rate, beginning three (3) months after the election to purchase and continuing until the purchase price has been fully paid. The unpaid balance may be prepaid at any time without premium or penalty. The Offering Member (or the Offering Member's personal or legal representatives,) as the case may be, if requested to do by the Purchaser, shall sign and deliver to the Purchaser an assignment, in a form reasonably approved by counsel for the Purchaser, which shall transfer to the Purchaser good and marketable title to the Offering Member's Offered Interest in the Purchaser, free and clear of all liens, claims and encumbrances; and the Purchaser, if requested to do so by the Offering Member, shall execute and deliver the promissory note of the Purchaser, generally in the form attached hereto as <u>Attachment B</u>, for the Buy-Out Price, containing a right on the part of the holder to accelerate payment in the event of any default. To secure the note, the Purchaser shall execute and deliver to the seller a security agreement and financing statements covering the Offered Interest which has been purchased/redeemed. The Purchaser is hereby designated as the Member's attorney-in-fact for the purposes of removing the Offering Member's name from the Purchaser's roster of Members and for the purpose of transferring the Offering Member's Offered Interest to the Purchaser. This power is coupled with an interest and is irrevocable.

      (g)   <u>Payment for Company Property</u>. The amount to be paid to a Member or a Member's personal or legal representatives under this Section shall be deemed to be paid in exchange for the interest of the Member in Company property, in accordance with and subject to <u>Section 736(b)</u> of the Code.

      (h)   <u>Vote on Purchase</u>. The Board of Managers shall have the sole authority to vote on whether the Company will redeem a Member's Offered Interest. If a Member is also a Manager, that Member may not vote on the purchase of his, her or its interest in the Company pursuant to this <u>Section 3.04</u>.

        (i)   <u>Admission of Additional Members.</u> No new Member may be admitted without the consent of the Board of Managers, provided, however, that the new Member must execute and deliver to the Company a written Joinder in the form of <u>Attachment C</u> consenting to be bound by all of the terms of this Agreement.

        (j)   <u>Non-recognition of Certain Transfers</u>. The Company and the Board of Managers will not, nor be compelled to, recognize any transfer, or issue any certificate representing any Membership Unit to any person who has not delivered to the Company a written undertaking to be bound by the terms and conditions of this Agreement in the form of the Joinder attached hereto as <u>Attachment C</u>.

        (k)   <u>Legends on Membership Unit Certificate</u>. The following legend shall be imprinted on each Membership Unit Certificate:

> THE MEMBERSHIP UNIT(S) REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE PENNSYLVANIA SECURITIES ACT OF 1972, AS AMENDED, OR SIMILAR LAWS OR ACTS OF OTHER STATES, IN RELIANCE UPON EXEMPTIONS UNDER THOSE LAWS AND ACTS. NOTICE IS HEREBY GIVEN THAT THE SALE, OFFER FOR SALE, ASSIGNMENT, TRANSFER, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE MEMBERSHIP UNIT(S) REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE PROVISIONS OF A CERTAIN NATIONAL ENERGY IMPROVEMENT FUND, LLC AMENDED AND RESTATED OPERATING AGREEMENT, AMONG THE COMPANY AND THE COMPANY'S MEMBERS, EFFECTIVE AS OF MARCH ___, 2018, A COPY OF WHICH AGREEMENT MAY BE INSPECTED AT THE PRINCIPAL OFFICE OF THE COMPANY. BY THE EXECUTION OF THIS CERTIFICATE AND THE ACQUISITION OF THE MEMBERSHIP UNIT(S) REFERENCED HEREIN, EACH PRESENT AND FUTURE MEMBER REPRESENTS, INTER ALIA, THAT SUCH MEMBER IS ACQUIRING SUCH MEMBER'S MEMBERSHIP UNIT(S) FOR INVESTMENT AND WITHOUT A VIEW TO DISTRIBUTION OR RESALE AND THAT SUCH MEMBER WILL NOT SELL, OFFER FOR SALE, TRANSFER, PLEDGE, OR OTHERWISE DISPOSE OF SUCH MEMBER'S MEMBERSHIP UNIT(S): (I) OTHER THAN IN ACCORDANCE WITH THE OPERATING AGREEMENT; AND (II) WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE ABOVE-REFERENCED LAWS AND ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

        (l)   <u>Bring-Along Rights</u>. In the event that a Common Member or Common Member(s) owning fifty-one percent (51%) or more of the total issued and outstanding Common Units (a "**Majority Member**") of the Company accepts an offer to purchase all or a portion of his, her or their Common Units such that the purchaser would own fifty-one percent (51%) or more of the Common Units of the Company upon completion of the transaction (and the Company has not exercised its right to acquire the Majority Members' Offered Interest pursuant to this Agreement), then the Majority Members may send a written notice (the "**Bring-Along Notice**") to the remaining Common Members specifying the name of the purchaser, the consideration payable and a summary of the material terms of such proposed purchase. Upon receipt of a Bring-Along Notice, each remaining Common Member shall be obligated and hereby covenants to: (i) sell all of their respective Common Units (or such portion of their Common Units as may be required by the purchaser) free of any liens, claims and/or encumbrances of any nature in the transaction contemplated by the Bring-Along Notice on the terms and conditions listed therein; and (ii) otherwise take all necessary action to cause the consummation of such transaction, including, without limitation and if applicable, voting his or her Common Units in favor of the transaction and not exercising any appraisal rights (whether arising hereunder or by operation of law) in connection therewith. Each Common Member further agrees and covenants to take all actions (including, without limitation, executing documents) in connection with consummation of the proposed transaction as may reasonably be requested by the Majority Members, and hereby appoints the Majority Members as each remaining Common Member's attorney-in-fact to do the same on such remaining Common Member's behalf.

(m)   Follow-Along Rights. If the Majority Members accept an offer to sell all or a percentage of their Common Units (so long as such sale involves fifty-one percent (51%) or more of the total issued and outstanding Common Units of the Company) to a proposed transferee or transferees (such proposed transferee or transferees are hereinafter referred to collectively as the "**Follow-Along Purchasers**") and the Company has not exercised their right to acquire the Majority Members' Offered Interest pursuant to this Agreement, then the Majority Members shall send written notice to the remaining Common Members ("**Follow-Along Notice**") which notice shall specify, in reasonable detail: (i) all of the terms and conditions upon which such sale is to occur; and (ii) make explicit reference to this Section and state that such Common Members have a right to sell their Follow-Along Units (defined below) pursuant to such sale. All or any remaining Common Members shall, at their election, have the right to participate in any such sale (the "**Follow Along Right**"), exercisable in accordance with Subsection (1) below, and require the Follow-Along Purchasers to purchase: (i) all of their Common Units if the Majority Members are selling all of their Common Units; or (ii) the same percentage of their Units that the Majority Members are selling to the Follow-Along Purchasers (the "**Follow-Along Units**").

(1)   If a remaining Common Member wishes to exercise said Member's Follow-Along Rights pursuant to Section 3.04(m) above, then such Member(s) must notify the Majority Members in writing within thirty (30) days following receipt of the Follow-Along Notice. If a Member does not notify the Majority Members within such thirty (30) day period, then such Member shall be deemed to have waived the Follow-Along Right with respect to the proposed sale.

(2)   Any Follow-Along Units purchased pursuant to this Section shall be paid for upon the same terms and conditions received by the Majority Members from the Follow-Along Purchasers.

ARTICLE IV – FINANCIAL AND TAX MATTERS

4.01   Initial Capital Contributions. A record of the Initial Capital Contribution that each Member has made or is deemed to have made to the Company shall be maintained by Company and/or the accountant regularly serving the Company.

(a)   Additional Capital Contributions. A Member shall not be required to make any Capital Contribution to the Company not specifically agreed to in writing between the Member and the Company, or be obligated or required under any circumstances to restore any negative balance in the Member's Capital Account.

(b)   No Interest. Interest shall not be paid on or with respect to the Capital Contribution or Capital Account of any Member.

(c)   No Right to Return of Capital Contributions. Although the Board may direct the Company to make distributions to the Members from time to time as a return of their Capital Contributions, a Member shall not have the right to withdraw or demand a return of any of the Member's Capital Contribution or Capital Account, except upon dissolution or liquidation of the Company.

(d)   Unit Ownership. The Unit Ownership of each Member shall be as set forth in Attachment A.

4.02   Capital Accounts. At all times while there is more than one Member, a Capital Account shall be established and maintained on the books of the Company for each Member.

(a)   Tax Provisions. The allocation and capital account maintenance provisions of Treasury Regulations under Section 704 of the Internal Revenue Code are hereby incorporated by reference, including a "qualified income offset" within the meaning of Treas. Reg. Section 1.704-1(b)(2)(ii)(d), the rules regarding allocation of "partner nonrecourse deductions" under Treas. Reg. Section 1.704-2(i)(1), "minimum gain chargeback" under Treas. Reg. Section 1.704-2(f) and "partner nonrecourse debt minimum gain chargeback" under Treas. Reg. Section 1.704-2(i)(4), and the limitation on allocation of losses to any Member that would cause a deficit capital account in excess of such Member's capital contribution obligations and share of minimum gain and partner nonrecourse debt minimum gain under Treas. Reg. Section 1.704-1(b)(2)(ii)(d) as modified by Treas. Reg. Sections 1.704-2(g)(1) and 1.704-2(i)(5).

(b)   Contributed Property. To the extent contributed property has a fair market value at the time of contribution that differs from the contributing Member's basis in the property, and to the extent the carrying value of property of the Company otherwise differs from the Company's basis in such property, depreciation, gain and loss for capital account purposes shall be computed by reference to such carrying value rather than such tax basis. In accordance with Section 704(c) of the Code, income, gain, loss and deduction with respect to such property shall, solely for tax purposes, be shared among the Members so as to take account of the variation between the basis of the property to the Company and its fair market value at the time of contribution, or at the time that the carrying value of such property is adjusted under Treas. Reg. Section 1.704-1(b)(2)(iv)(f), as the case may be.

4.03   Allocation of Profits or Losses. At all times while there is more than one Member, Profits or Losses shall be allocated to the Common Members in accordance with Percentage Interests, except as otherwise provided in Section 4.02.

4.04   Distributions.

(a)   General Rule. Subject to Section 4.04(b) hereof, after the payment: (i) of the Class A Distributions and the Class B Distribution Payments (and, as applicable: (1) any Bonus Payments; or (2) any other payments due to the Class A Members or the Class B Members); and (ii) payment of any properly approved salaries/bonuses to employees of the Company, operating expenses or other similar expenses of the Company, distributions of cash and/or other assets or property of the Company, from whatever source (including, without limitation, net proceeds of Company operations and sale, and financing or refinancing of Company assets) shall be made to the Common Members in accordance with their respective Percentage Interests at such times, and in such amounts, as the Board (or, as applicable, any committee thereof, including, but not limited to, the Finance Committee) shall determine. In making determinations regarding distributions, the Board (or, as applicable, any committee thereof; including, but not limited to, the Finance Committee) may set aside funds and establish reserves for such items as may be determined in accordance with Section 4.05 hereof.

(b)   Minimum Distribution. With respect to any taxable year of the Company in which Common Members are allocated taxable income for Federal income tax purposes (and for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to Section 703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains)), the Company shall attempt to distribute to the Common Members (subject to the constraints provided in the last sentence of this Section 4.04(b)), within ninety (90) days after the close of that taxable year, an amount equal to the aggregate taxable income allocated to the Common Members, multiplied by the highest Federal marginal tax rate (not to exceed 34%), multiplied by each respective Common Member's Percentage Interest. For purposes of the preceding sentence, the Company's taxable income for a year shall be reduced by any net loss of the Company in prior years that has not previously been so taken into account under this Section 4.04(b). Nothing herein shall require the Company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions.

4.05   Establishment of Reserves. The Board (or, as applicable, any committee thereof, including, but not limited to, the Finance Committee) shall have the right and obligation to establish reasonable reserves for business operations, maintenance, improvements, acquisitions, capital expenditures and other contingencies, such reserves to be funded with such portion of the operating revenues of the Company as the Board may deem necessary or appropriate for that purpose.

4.06   Tax Returns. The Board of Managers shall arrange for the preparation of all tax returns required to be filed for the Company. All information needed by the Members and other Persons who were Members during the applicable taxable year for income tax purposes shall be prepared by the Company's accountants and furnished to each such Person after the end of each taxable year of the Company.

4.07   Tax Elections.

(a)   Elections to be Made. To the extent permitted by applicable tax law, the Board (on behalf of the Company) may make the following elections on the appropriate tax returns:

(1)   to adopt the calendar year as the Company's taxable year;

(2)   to adopt the accrual method of accounting;

(3)   if a transfer of a Membership Unit as described in Section 743 of the Code occurs, on written request of any transferee Member, or if a distribution of Company property is made on which gain described in Section 734(b)(1)(A) of the Code is recognized or there is an excess of adjusted basis as described in Section 734(b)(1)(B) of the Code, to elect, pursuant to Section 754 of the Code, to adjust the basis of Company properties;

(4)   to elect to amortize the organizational expenses of the Company and the start-up expenditures of the Company in excess of Five Thousand ($5,000.00) Dollars ratably over a period of one hundred eighty (180) months as permitted by Sections 195 and 709(b) of the Code; and

(5)   any other election the Board may deem appropriate and in the best interests of the Members.

(b)   No Election of Corporate Taxation. The Members acknowledge that the Board of Managers may direct the Company to make an S election to be taxed as an S corporation for federal and state tax purposes under Section 1362 of the Code (the "**S Election**"). In the event an S Election is made, each Member agrees to promptly execute any required documentation to consummate such S Election, including but not limited to Internal Revenue Service Form 2553 and an Amended and Restated Operating Agreement, if deemed necessary by the Board of Managers. In such an event, all provisions of this Agreement and the Company's Certificate of Formation are to be construed so as to preserve the S Election. Further, if an S Election is made, any partnership tax provisions that may be set forth herein that conflict with the preservation of the S Election and taxation as an S corporation shall be deemed to be of no force and effect and shall be deemed removed without further action by the Members. In the event an S Election is made, it is the intention of the Company, the Board of Managers and the Members that, in accordance with the making of the S Election such that the Company is to be taxed as an S-corporation, there shall be only a single "Class" of Membership Units.

4.08   Tax Matters Partner.

(a)   If the Company is subject to the consolidated audit procedures of Sections 6221 to 6234 of the Code, the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code shall be a Member that is designated as such by the Board. Any Member who is designated "tax matters partner" shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Section 6223 of the Code. Any Member who is designated "tax matters partner" shall inform each other Member of all significant matters that may come to its attention in its capacity as "tax matters partner" by giving notice thereof on or before the fifth (5th) business day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity. The Company shall reimburse the tax matters partner for any costs incurred representing the interests of the Members in respect of Company tax matters.

(b)   If applicable, upon the effective date of the partnership taxation and audit rules set forth in Section 6223 of the Code (as added by the United States Bipartisan Budget Act of 2015), a "partnership representative" shall be designated by the Board and the "tax matters partner" shall cease to have authority to represent the Company as such. If the Board does not designate a "partnership representative", the "tax matters partner" shall automatically be deemed to be the "partnership representative".

4.09   Tax Withholding. Unless treated as a Tax Payment Loan, any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment (each a "**Withholding Tax Act**") shall be treated as a distribution to the Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the Company under a Withholding Tax Act exceeds the amount then otherwise distributable to the Member, the excess shall constitute a loan from the Company to the Member (a "**Tax Payment Loan**"). Each Tax Payment Loan shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the applicable Federal short-term rate under Section 1274(d)(1) of the Code, determined and compounded semiannually. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to the Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of the Member and then to the repayment of the principal of all Tax

Payment Loans of the Member. The Board shall take all actions necessary to enable the Company to comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this Subsection.

4.10   Advances by Members. If the Company does not have sufficient cash to pay its obligations, a Member may agree, with the consent of the Board, to advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section 4.10 constitutes a loan from said Member to the Company, bears interest at the Prime Rate from the date of the advance until the date of payment, and is not a Capital Contribution.

ARTICLE V – MANAGEMENT

    5.01   <u>Management by Board of Managers</u>.

        (a)   <u>Exclusive Responsibility</u>.

        (1)   Subject to the provisions of this Agreement (including Section 5.01 (l) below), the management of the business and affairs of the Company shall be the sole and complete responsibility of the Board of Managers. The authority of the Board shall include, but is not limited to, the following items:

        (i)   At any time, and for any purpose, undertake an offering of additional Membership Units, issue additional Membership Units and/or create additional Classes of Units (or offer or issue any warrants with respect to the Company);

        (ii)   Borrow money from any source, including without limitation from the Members, and, if security is required therefore, to mortgage or subject to any other security device any portion of the Company's property, to obtain replacements of any mortgage or other security device, and to prepay, in whole or in part, refinance, increase, modify, consolidate or extend any mortgage or other security device, all of the foregoing on such terms and in such amounts as the Board of Managers deems, in its sole discretion, to be in the best interest of the Company;

        (iii)   Acquire and enter into any contract of insurance which the Board of Managers deems necessary and proper for the protection of the Company, for the conservation of the Company's assets, or for any purpose convenient or beneficial to the Company;

        (iv)   Approve all Company employment agreements, the right to hire and fire such personnel, and employ, from time to time, on behalf of the Company, individuals on such terms and for such compensation as the Board of Managers shall determine, and to enter into agreements for the transfer of Membership Units to such Persons as provided herein;

        (v)   Make decisions as to accounting principles and elections, whether for book or tax purposes (and such decisions may be different for each purpose) and engage an independent auditor to audit the books and records of the Company;

        (vi)   Set up or modify recordkeeping, billing and accounts payable accounting systems;

(vii)   Open checking and savings accounts, in banks or similar financial institutions, in the name of the Company, and deposit cash in and withdraw cash from such accounts;

(viii)   Execute, on behalf of and in the name of the Company, make, perform and carry out all types of contracts, agreements, instruments, notes, certificates, titles or other documents of any kind or nature as deemed necessary and desirable by the Board of Managers, including, without limitation, contracts, leases, other agreements with Affiliates of the Members, and amend, extend, or modify any contract, lease, or agreement at any time entered into by the Company, provided that the Board of Managers uses its best efforts to insure that all such contracts, leases, or agreements are representative of fair market value;

(ix)   Require each Member to execute such documents and provide such information as is necessary or desirable to comply with the requirements of the Commonwealth of Pennsylvania and its agencies with respect to licenses or other permits or requests of the Company, and federal government and local government filings and requirements as necessary to carry out the business of the Company; and

(x)   all acts necessary or desirable to carry out the business for which the Company is formed.

(2)   The Company may act only by actions taken by or under the direction of the Board in accordance with this Agreement. A Member in his, her or its capacity as such shall not have any right, authority or power to act for or on behalf of the Company or otherwise bind the Company in any way. A Member shall not have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular assets of the Company.

(b)   Composition. The number of Managers on the Board may be set at any time by a majority vote of the Class C Units. The initial number of Managers is two (2) and the initial Managers are Peter Krajsa and Matthew Brown.

(c)   Election. Each Manager shall be elected by a majority vote of the Class C Units for a period of one (1) year.

(d)   Removal. Any member of the Board of Managers may be removed from office, with or without cause, at any time by the consent of the holders of a majority of the Class C Units upon providing written notice by such Class to the Company of such termination. A successor Manager, elected by the vote of the majority of the appointing Class, shall be specified in such written notice to the Company. Any member of the Board of Managers may resign at any time by giving prior written notice to the Class C Members. In the event that any Manager ceases to serve as Manager (whether by reason of termination, resignation, removal or any other cause), thereby creating a vacancy on the Board of Managers, the Class C

Members may designate a successor to fill such vacancy upon the consent of the holders of a majority of the Class C Units.

(e) <u>Regular Meetings</u>. The Board shall establish a date, time and place for the annual meeting of the Board, which may be held without notice other than pursuant to this Section immediately after the annual meeting of Members. The Board of Managers may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than pursuant to such resolution.

(f) <u>Special Meetings</u>. Special meetings of the Board of Managers may be called at the request of any Manager upon five (5) days written notice to other Managers (such notice may be delivered via email or other similar means of electronic communication). The time, place and purpose or purposes for such special meetings shall be stated in the notice of such meeting.

(g) <u>Quorum</u>. The presence of the Managers (or, as applicable, the committee members then appointed) that hold a majority of the total votes of the Board shall constitute a quorum at any meeting of the Board of Managers (or any committee thereof).

(h) <u>Action by the Board</u>. If there is more than one (1) Manager on the Board (or any committee thereof), then whenever an act/action is to be taken by the Board, it shall be authorized by a majority vote of the Managers (or, as applicable, the committee members then appointed) (at a meeting where a Quorum is present).

(i) <u>Action by Consent</u>. Any action required or permitted to be taken at a meeting of the Board of Managers (or any committee thereof) may be taken without a meeting, without prior notice, and without a vote, upon the consent of the Managers (or, as applicable, the committee members then appointed) who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all Managers (or, as applicable, the committee members then appointed) entitled to vote thereon were present and voting. The consents shall be in writing, or in electronic form, and shall be filed with the Company.

(j) <u>Remote Participation</u>. The presence or participation, including voting and taking other action, at a meeting of Board of Managers (or any committee thereof), by conference, telephone or other electronic means, including without limitation the internet, shall constitute the presence of, or vote or action by, the applicable Manager (or committee member).

(k) <u>Delegation/Board Committees</u>.

(1) The Board of Managers may delegate the right, power and authority to manage the day-to-day business, affairs, operations and activities of the Company to any officer, employee or agent of the Company, subject to the ultimate direction, control

and supervision of the Board. If the Board appoints an officer of the Company with a title that is commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by the Board. Any number of offices may be held by the same Person. The salaries and other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Board.

(2)   The Board of Managers, by resolution adopted by a majority, may designate one or more Managers, or other individuals, to constitute one or more committees to serve at the pleasure of the Board of Managers and to exercise the authority of the Board of Managers to the extent provided in the resolution establishing the committee and permitted by law. A committee of the Board of Managers shall not have the authority to take any action that requires the consent of the holders of Class C Units and Class D Units pursuant to Section 5.01(l) below. The parties to this Agreement acknowledge that the Board has previously established a "Finance Committee", which among any other designated matters, has certain authority with respect to: (1) the declaration of distributions to Common Members; and (ii) setting officer compensation. For the purpose of determining the Finance Committee's ability to set officer compensation only, the term "officers" shall be deemed to include **only** the Managers and the Chief Operating Officer of the Company.

(l)   Limitation. Notwithstanding Subsection (a), the Board of Managers shall not without first receiving the affirmative vote of: (i) a majority of the Class C Units; and (ii) a majority of the Class D Units:

(1)   wind up, dissolve or otherwise terminate the Company;

(2)   engage in a merger or consolidation with or into any corporation, partnership, limited liability company or any other entity, whether or not the Company shall be the surviving entity of such merger or consolidation;

(3)   sell all or substantially all of the Company's assets to any Person;

(4)   divide into two (2) or more limited liability companies; or

(5)   engage in any similar business transaction.

(m)   Deadlock Resolution. In the event of a "**Deadlock**" (as defined below) among the Board of Managers (if there shall be more than one Manager on the Board) or the Members (pertaining to a decision on which they are eligible to vote), the Board or, as applicable, the Members, whichever the case may be, shall exercise their best efforts to resolve such Deadlock through non-binding mediation (such mediation shall be conducted at a mutually agreeable location (or, if the parties cannot agree on a location, the location shall be selected by the Company's regularly retained legal counsel), and the mediator shall be a neutral, experienced, mediator chosen by the Company's regularly retained legal counsel). For purposes of this Deadlock Resolution provision, "**Deadlock**" shall mean that, following a good faith effort at mediation, the Managers or the Members, whichever the case may be, remain deadlocked in the determination of a material matter, the Managers or the Members, whichever the case may be, remain unable to break the deadlock, and irreparable injury to the Company is threatened or being suffered, or the business and affairs of the Company can no longer be conducted generally because of the deadlock. If the best efforts of the Managers or the Members, whichever the case may be, to resolve a Deadlock through mediation fail, the Managers or the Members, shall refer the manner to arbitration in accordance with Section 11.5 hereof.

5.02   Non-exclusive Service.   The Manager(s) need not devote services to the Company on a substantially full-time basis and need only devote so much time to the Company's activities as the Board determines to be necessary for the efficient conduct thereof.

5.03   Conflicts of Interest.

(a)   Other Business Opportunities. Subject to the other express provisions of this Agreement, the Manager(s) may engage in and possess interests in other business ventures of any and every type and description, independently or with others, with no obligation to offer to the Company or any Member or Manager the right to participate therein.

(b)   Interested Transactions. A contract or transaction between the Company and a Manager or between the Company and another domestic or foreign association in which a Manager has a management role or a financial or other interest, shall not be void or voidable solely for that reason, or solely because said Manager participates in the authorization of the contract or transaction, if:

(1)   the material facts as to the relationship or interest and as to the transaction are disclosed or known to the other Manager(s) and the contract or transaction is authorized by the other Manager(s) (if applicable); or

(2)   the contract or transaction is fair to the Company as of the time it is authorized.

5.04   Limitation of Liability. The Managers, as such, shall not be liable for the debts, obligations or liabilities of the Company except to the extent required by the Act. A Manager shall not be personally liable, as such, for monetary damages (other than under criminal statutes and under Federal, state and local laws imposing liability on managers for the payment of taxes) for any action taken, or any failure to take any action, unless the Manager's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this Section shall apply to or have any effect on the liability or alleged liability of any person who is or was a Manager of the Company for or with respect to any acts or omissions of said Manager occurring prior to the effective date of such amendment or repeal. If the Act is amended to permit a Pennsylvania limited liability company to provide greater protection from personal liability for its managers than the express terms of this Section, this Section shall be construed to provide for such greater protection.

5.05   Annual Compensation.   The Managers may be entitled to an annual management fee as compensation for managing the day-to-day affairs of the Company.

5.06   Benefit Company.   Each Manager shall consider the following interests and factors when discharging his or her duties under the Act and this Agreement:

(a)   the effects of any action upon:

(1)   the Members;

(2)   any employees and work force of the Company;

(3)   the interests of customers as beneficiaries of the general public benefit purposes of the Company;

(4)   community and societal considerations;

(5)   the local and global environment;

(6)   the short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be best served by the continued independence of the Company; and

(7)   the ability of the Company to accomplish its general public benefit purpose; and

(b)   any other pertinent factors or interests of any other group that they deem appropriate; but

(c)   shall not be required to give priority to the interests of any person or group referred to in Subsections (a) or (b) over the interests of any other person or group unless the Company has stated in its Certificate its intention to give priority to certain interests related to its accomplishment of its general public benefit purpose.

5.07   Exoneration from Personal Liability/Limitation on Standing.

(a)   A Manager shall not be personally liable, as such, for monetary damages for any action taken as a Manager in the course of performing the duties specified in Section 5.06 unless the action constitutes self-dealing, willful misconduct, or a knowing violation of Law.

(b)   A Manager shall not be personally liable for monetary damages for failure of the Company to pursue or create general public benefit.

(c)   A Manager does not have a duty to a person that is a beneficiary of the general public benefit purpose of the Company arising from the status of the person as a beneficiary.

ARTICLE VI – MEMBERS

6.01   Limited Voting Rights of Members. Each Member shall only have those limited voting rights as specifically provided for herein or in the Act. Accordingly, except as otherwise specifically provided in this Agreement or as may be otherwise required under the Act, any decision, determination or other action to be made or taken by the Members shall be made or taken by majority vote of the holders of **Class C Units only**. Accordingly, and for the avoidance of doubt, except as otherwise provided in this Agreement or as may be otherwise be specifically required under the Act, the Class A Members, Class B Members and Class D Members shall have no voting rights and shall not manage the business or affairs of the Company.

6.02   No Action by Members. A Member, as such, shall not take part in, or interfere in any manner with, the management, conduct or control of the business and affairs of the Company. Except as otherwise provided in the Act, the Certificate or this Agreement, whenever any action is to be taken by vote of the Members or a Class of the Members (pursuant to Section 6.01 above), it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all Members (or Class of Members) **entitled to vote thereon**. Recording the fact of abstention does not constitute casting a vote.

6.03   Meetings of Members.

(a)   Quorum. A meeting of the Members shall not be organized for the transaction of business unless a quorum is present. The presence of Members entitled to cast at least a majority of the votes that all Members are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on the matter. The Members present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough Members to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, the Members present may adjourn the meeting to such time and place as they may determine.

(b)   Location. All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the Commonwealth of Pennsylvania as shall be specified or fixed in the notice thereof.

(c)   Adjournment. The chairman of the meeting or the Members present and entitled to vote shall have the power to adjourn a meeting from time to time, without any notice other than announcement at the meeting of the time and place at which the adjourned meeting will be held.

(d)   Call of Meetings. A meeting of the Members for any proper purpose or purposes may be called at any time by the Board or by: (i) the consent of all of the holders of Class C Units; and, if the Class D Units are also entitled to vote on a particular matter; (ii) the consent of a majority of the Class D Units; provided the calling Person gives notice (subject to Section 6.03(e) hereof) to the Members no more than thirty (30) days or less than two (2) business days prior to such meeting. Only business within the purpose or purposes described in the notice of the meeting may be conducted at a meeting of the Members. The notice shall specify the location of the meeting.

(e)   Notices. Notice of a meeting of Members shall be given to the Members either personally or by sending a copy thereof:

By: (i) email or other means of electronic communication; (ii) first-class or express mail, postage prepaid; (iii) or courier service, charges prepaid, to the postal address of each Member appearing on the books of the Company. Notice pursuant to this paragraph shall be deemed to have been given: (i) with respect to email, on the date such communication was sent, if sent during regular business hours; or (ii) when deposited in the United States mail or with the courier service.

(f)   Waiver of Notice. A waiver of notice of a meeting signed by a Member entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Attendance of a Member at a meeting constitutes a waiver of notice of the meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.04   Proxies.

(a)   General Rule. Every Member entitled to vote at a meeting of the Members or to express consent or dissent without a meeting may authorize another Person to act for the Member by proxy. The presence of, or vote or other action at a meeting of Members by, or the expression of consent or dissent by, a proxy of a Member shall constitute the presence of, or vote or action by, or consent or dissent of the Member.

(b)   Minimum Requirements. Every proxy shall be executed by a Member or by the duly authorized attorney-in-fact of the Member and filed with the Board. An email or other electronic transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall be treated as properly executed for purposes of this Section if it sets forth a confidential and unique identification number or other mark furnished by the Company to the Member for the purposes of a particular meeting or transaction.

(c)   Revocation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Board. An unrevoked proxy shall not be valid after three (3) years from the date of its execution unless a longer time is expressly provided in the proxy. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the Board.

6.05   Conduct of Meetings. All meetings of the Members shall be presided over by the Board, a Person designated by the Board or, in the absence of the Board or a Person designated by the Board, a Person chosen by the Members present. The Person presiding at the meeting shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

6.06   Action by Consent or Remote Participation.

(a)   Action by Consent. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice, and without a vote, upon the consent of Members who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all Members entitled to vote thereon were present and voting. The consents shall be in writing or in electronic form and shall be filed with the Board. An action taken by less than unanimous consent of the Members shall not become effective until after at least ten (10) days' written notice of the action has been given to each Member entitled to vote thereon who has not consented thereto.

(b)   Remote Participation. The presence or participation, including voting and taking other action, at a meeting of Members, by conference telephone or other electronic means, including without limitation the Internet, shall constitute the presence of, or vote or action by, the Member.

6.07   Voting by Joint Holders. Where a Membership Unit is held in any form of joint or common ownership by two (2) or more Persons:

(a)   if less than all of those Persons are present in person or by proxy at a meeting of the Members, the entire Membership Unit held in joint or common ownership shall be deemed to be represented at the meeting and the Company shall accept, as the vote of those Membership Units, the vote cast by a majority of those Persons present; and

(b)   if the Persons are equally divided upon whether the Membership Unit held by them shall be voted or upon the manner of voting the Membership Unit, the voting of the Membership Unit shall be divided equally among the Persons without prejudice to the rights of those Persons among themselves.

6.08   No Liability of Members. The Members, as such, shall not be liable for the debts, obligations or liabilities of the Company except to the extent required by the Act.

ARTICLE VII – INDEMNIFICATION OF MANAGERS, OFFICERS
AND OTHER AUTHORIZED REPRESENTATIVES

7.01   Indemnification.

(a)   Indemnification of Covered Persons. Except as expressly prohibited by Law, the Company shall indemnify, defend and hold harmless each Covered Person from and against any and all debts, losses, claims, damages, costs, demands, fines, judgments, contracts (implied and expressed, written and unwritten), penalties, obligations, payments, liabilities of every type and nature (whether known or unknown, fixed or contingent), including, without limitation, those arising out of any lawsuit, action or proceeding (whether brought by or on behalf of a party to this Agreement or by any third party), together with any reasonable costs and expenses (including, without limitation, reasonable attorneys' fees, out-of-pocket expenses and other reasonable costs and expenses incurred in investigating, preparing or defending any pending or threatened lawsuit, action or proceeding) incurred in connection with the foregoing (collectively "**Damages**") suffered or sustained by such Covered Person by reason of any act, omission or alleged act or omission by such Covered Person arising out of such Covered Person's activities taken primarily on behalf of the Company, or at the request or with the approval of the Company, or primarily in furtherance of the interests of the Company. Notwithstanding the foregoing, indemnification shall not be available under this Section where the acts, omissions or alleged acts or omissions upon which an actual or threatened action, proceeding or claim is based constituted willful misconduct or recklessness.

(b)   Indemnification Procedure.   The procedure under which indemnification shall be provided under this Section shall be as follows:

(1)   A party seeking indemnification from the Company pursuant to Subsection (a) (an "**Indemnified Party**") shall give prompt notice to the Company of the assertion of any claim, including any claim brought by a third party, in respect of which indemnity may be sought (a "**Claim**") and shall give the Company such information with respect thereto as the Company may reasonably request, but no failure to give such notice shall relieve the Company of any liability hereunder except to the extent the Company has suffered actual prejudice thereby.

(2)   Except as provided in Section 7.01(b)(3), the Company shall have the right, exercisable by written notice (the "**Notice**") to the Indemnified Party (which Notice shall state that the Company expressly agrees that as between the Company and the Indemnified Party, the Company shall be solely obligated to satisfy and discharge the Claim) within thirty (30) days of receipt of notice from the Indemnified Party of the commencement of or assertion of any Claim, to assume the defense of the Claim, using counsel selected by the Company and reasonably acceptable to the Indemnified Party. If the Company fails to give the Indemnified Party the Notice within the stated time period, the Indemnified Party shall have the right to assume control of the defense of the Claim and all Damages in connection therewith shall be reimbursed by the Company upon demand of the Indemnified Party.

(3)   The Company shall not have the right to assume the defense of a Claim:

(i)   seeking an injunction, restraining order, declaratory relief or other non-monetary relief against the Indemnified Party (whether or not the Company is also named as a party); or

(ii)   if the named parties to the action (including any impleaded parties) include both the Indemnified Party and the Company and the Indemnified

Party has been advised by counsel that there are one or more legal or equitable defenses available to the Indemnified Party that are different from those available to the Company.

(4)   A party defending a Claim shall not have the right to compromise or settle any claim for non-monetary relief against any other party without the other party's consent. A party defending a Claim shall not have the right to compromise or settle any claim for monetary relief against any other party without the other party's consent unless the monetary relief is paid in full by the settling party. A party shall not unreasonably withhold or deny his, her or its consent under this subsection, but an Indemnified Party shall not be required to consent to a compromise or settlement of a Claim, if in the reasonable judgment of the Indemnified Party, the compromise or settlement would have a continuing material adverse effect on the Indemnified Party's business (including any material impairment of its relationships with customers and suppliers).

(5)   If at any time after the Company assumes the defense of a Claim the situation changes such that the Company would not be able to assume the defense of the Claim under Subsection (3) if the Claim were newly filed at that time, the Indemnified Party shall have the same rights as if the Company never assumed the defense of the Claim.

(6)   The Company or the Indemnified Party, as the case may be, shall always have the right to participate, at its own expense, in the defense of any Claim that the other is defending.

(7)   Whether or not the Company chooses to defend or prosecute a Claim involving a third party, the Company and the Indemnified Party shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith.

(c)   Right to Advancement of Expenses. Except as expressly prohibited by law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Section 7.01(a).

(d)   Insurance. The Company may purchase and maintain insurance, to the extent and in such amounts as the Board shall deem reasonable, on behalf of Covered Persons and such other Persons as the Board shall determine, against any liability that may be asserted against or expenses that may be incurred by any such Person in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

The Company may enter into indemnity contracts with Covered Persons and such other Persons as the Board shall determine and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under this <u>Section 7.01</u> and containing such other procedures regarding indemnification as are appropriate.

(e)   <u>Non-Exclusivity of Rights</u>. The rights conferred on any person by this <u>Section 7.01</u> shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate, this Agreement, vote of the Board or the Members or otherwise.

(f)   <u>Amendment or Repeal</u>. Any repeal or modification of this <u>Section 7.01</u> shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

(g)   <u>Changes in Law</u>. References in this <u>Section 7.01</u> to law shall be to such law as it existed on the date this Agreement was executed or as such law thereafter may be changed, except that:

(1)   in the case of any change that limits the indemnification rights or the rights to advancement of expenses that the Company may provide, the rights to indemnification and to the advancement of expenses provided in this <u>Section 7.01</u> shall continue as theretofore agreed upon to the extent permitted by law; and

(2)   if the change permits the Company without the requirement of any further action by the Board to provide broader indemnification rights or rights to the advancement of expenses than the Company was permitted to provide prior to the change, then the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

(h)   <u>Applicability</u>. The provisions of this <u>Section 7.01</u> shall be applicable to all actions, suits or proceedings commenced after its adoption, whether such arise out of acts or omissions which occurred prior or subsequent to such adoption and shall continue as to a person who has ceased to be a Covered Person, and shall inure to the benefit of the heirs and personal or legal representatives of such person.

ARTICLE VIII – BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

8.01   <u>Maintenance of Books</u>.

(a)   <u>Financial Records</u>. The Company shall keep books and records of accounts, which shall be maintained on an accrual basis, or such other method as is required for

Federal income tax purposes, in accordance with the terms of this Agreement, except that the Capital Accounts of the Members shall be maintained in accordance with Section 4.02.

(b)   Company Records. In addition to the financial records required to be maintained under Subsection (a), the Company shall keep the following records:

(1)   A list setting forth the full name and last known mailing address of each Member and Manager.

(2)   A copy of the Certificate and all amendments thereto.

(3)   Copies of all of the Company's Federal, state and local income tax returns and annual financial statements.

(4)   Copies of the currently effective written Amended and Restated Operating Agreement, and all amendments thereto, and copies of any operating agreements no longer in effect.

(5)   Minutes of the permitted proceedings of the Members, if any.

8.02   Reports.

(a)   In General. The Board shall be responsible for the preparation of financial reports of the Company and for the coordination of the financial matters of the Company with the Company's certified public accountants. The financial statements described in Subsections (b) and (c) shall be prepared in accordance with accounting principles generally employed when financial records are kept on an accrual basis. The Company shall bear the costs of preparing the reports required by Subsections (b) and (c).

(b)   Annual Reports. On or before the ninetieth (90th) day following the end of each fiscal year of the Company, the Board shall cause each Member to be furnished with unaudited financial statements of the Company prepared by the Company's regularly retained accountant.

(c)   Annual Benefit Reports. Together with the annual reports described in Subsection (b) hereof, the Managers shall cause each Member to be furnished with an annual benefit report, including:

(1)   A narrative description of: (i) the ways the Company pursued general public benefit during the year and the extent to which general public benefit was created; (ii) any circumstances that have hindered the creation by the Company of general public benefit; and (iii) the process and rationale for selecting or changing the third-party standard used to prepare the benefit report;

(2)   An assessment of the overall social and environmental performance of the Company against a third-party standard applied consistently with any application of that standard in prior benefit reports or accompanied by an explanation of the reasons for any inconsistent application. The assessment does not need to be audited or certified by a third-party standards provider; and

(3)   A statement of any connection between the organization that established the third-party standard, or its directors, officers or any holder of five percent (5%) or more of the governance interests in the organization, and the Company or its Members, Managers, officers or any holder of five percent (5%) or more of the outstanding interests in the Company, including any financial or governance relationship which might materially affect the credibility of the use of the third-party standard.

The Managers shall cause the annual benefit reports to be posted on the Company's internet website, except that any financial or proprietary information may be omitted from the benefit report posted. Concurrently with the delivery of the benefit report to the Members, the Managers shall cause a copy of the benefit report to be delivered to the Department of State for filing, except that any financial or proprietary information may be omitted from the benefit report as filed.

(d)   Other Reports. The Manager(s) also may cause to be prepared or delivered such other reports as the Manager(s) may deem appropriate.

8.03   Financial Accounts. The Board shall establish and maintain one or more separate bank and investment accounts in the Company name with financial institutions and firms as determined by the Board.

ARTICLE IX – DISSOLUTION, LIQUIDATION, AND TERMINATION

9.01   Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following:

(a)   the affirmative vote, consent or agreement of the Board and the Members holding at least: (i) all of the outstanding Class B Units; and (ii) a majority of the outstanding Class A Units; or

(b)   the entry of an order of judicial dissolution of the Company under Section 8972 of the Act.

9.02   Liquidation and Termination.

(a)   Procedure. Upon dissolution of the Company, the Board shall act as liquidator or may appoint one or more representatives or Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Board. The steps to be accomplished by the liquidator are as follows:

(1)   as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(2)   the liquidator shall first pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company to its creditors (including, without limitation, all expenses incurred in liquidation and any advances described in Section 4.10) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine), all in accordance with the provisions of the Act as may be applicable;

(3)   after all of the payments required by Paragraphs (2) and (3) have been made, the Company shall first distribute to the Class A Members an amount equal to the Class A Liquidation Value of their respective Class A Units (and, if applicable, the Class A Bonus Payment). Following such payment to the Class A Members, the Company shall then distribute to the Class B Members an amount equal to the Class B Liquidation Value of their respective Class B Units (and, if applicable, the Class B Bonus Payment);

(4)   after all of the payments required by Paragraphs (2) and (3) have been made, any remaining assets of the Company shall be distributed to the Common Members as follows:

(i)   the liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the Common Members;

(ii)   with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Common Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Common Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution;

(iii)   after completion of the steps in Subparagraphs (i) and (ii), the remaining assets shall be distributed to the Common Members in an amount equal to the credit balance in each of their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods; and

(iv)   the remaining assets shall be distributed to the Common Members in accordance with their respective Percentage Interests.

(b)   Distributions. All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities relating to the assets distributed in kind theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributees pursuant to this Section. The distribution of cash and/or property to a Member in accordance with the provisions of this Section constitutes a complete return to the Member of his, her or its Capital Contributions and a complete distribution to the Member of his, her or its Membership Unit in all the Company's property. To the extent that a Member returns funds to the Company, he, she or it has no claim against any other Member for those funds.

9.03.   Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Percentage Interests, upon dissolution of the Company, such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

9.04.   Certificate of Dissolution. Upon completion of the liquidation of Company assets as provided herein, the Company is terminated, and the Board (or such other Person or Persons as the Act may require or permit) shall file a Certificate of Dissolution with the Department of State of the Commonwealth of Pennsylvania and take such other actions as may be necessary to terminate the existence of the Company.

9.05   Inadvertent Termination. The Company shall not be dissolved upon the occurrence of an event under Sections 8971(a)(3) or 8971(a)(4) of the Act. The transfer of a Member's Membership Unit in the Company shall not inadvertently cause a termination of the Company for federal income tax purposes under Code Section 708(b)(1) because there has been a sale or exchange of fifty (50%) percent or more of the total interests in the Company's capital and profits within a twelve (12) month period.

ARTICLE X – RESTRICTIVE COVENANTS

10.01   Non-Competition Provisions.

(a) Each Employee Member agrees that during the longer of: (i) period of time during which a Member holds any Membership Units in the Company and for one (1) year after a Member no longer holds any Membership Units in the Company; or (ii) during the term of a Member's employment as an employee of Company and for one (1) year after the termination of said Member's employment with the Company for any reason (whether such termination is voluntary or involuntary), said Employee Member agrees that said Employee Member shall not:

(i) as a proprietor, partner, investor or member, co-venturer, or otherwise own, directly or indirectly, greater than a twenty-five percent (25%) ownership interest in any Person that acts as a direct lender that is engaged in the business of commercial or residential energy efficient lending during any of the aforementioned time periods set forth in Section 10(a) above;

(ii) knowingly canvass, solicit or accept, directly or indirectly, for Member's own behalf or on behalf of any other person(s), any customer of the Company or prospective customer that Company is actively soliciting, for the purpose of selling, marketing or distributing any product or service competitive with any product or service then offered by Company;

(iii) directly or indirectly solicit, recruit, employ, hire or cause to be hired by an entity other than Company, any of Company's other employees, or induce such employees to terminate their employment with Company; or

(iv) otherwise interfere with, solicit, or disrupt the relationship, contractual or otherwise, between Company and its customers, suppliers, agents, consultants, officers or employees.

(b) [Intentionally Omitted]

(c) Each Employee Member recognizes and agrees that:

(i) said Employee Member has contemporaneously received valuable consideration in exchange for the limitations set forth herein (including, but not limited to, the benefits derived pursuant to this Agreement);

(ii) said Employee Member has sufficient skills and assets such that the limitations upon his or her activity for the time period and within the geographic region shall not prevent him or her from earning a living during: the period during which said Employee Member owns any Membership Units in the Company; the restrictive one (1) year period after said Employee Member no longer owns any Membership Units in the Company; and/or the one (1) year restrictive period subsequent to said Employee Member's termination of employment with the Company;

(iii) the limitations set forth herein are reasonable and necessary for the protection of legitimate interests of the Company. However, in the event that any of the provisions of this section should be determined to exceed the time, geographical or occupational limitations permitted by applicable law, then such provisions shall be and are hereby reformed to the maximum time, geographical or occupational limitations permitted by applicable law;

(iv) breach by the Employee Member of any of the covenants set forth in this Section 10.01 would cause irreparable harm to the Company, that the Company's remedies in the event of such breach would be inadequate and that accordingly, in the event of such breach a restraining order or injunction or both may be issued against the Employee Member, in addition to any other rights and remedies which are available to the Company, without the necessity for the posting of a bond by the Company. In the event that the Employee Member is found to have breached this Section 10.01, the Employee Member shall also be liable for any reasonable legal fees and other costs and expenses incurred by the Company in enforcing its rights under this Section 10.01; and

(v) in the event that the Employee Member is found in breach or violation of the restrictive covenant set forth herein, the period of restrictive covenant shall be extended by a time period equivalent to the time period during which the Employee Member was in breach or violation of same.

(vi) all parties agree that the terms of this Section 10.01 shall survive the termination of this Agreement.

10.02   Proprietary Information and Confidentiality.

(a)   Proprietary Information. "**Proprietary Information**" is defined for purposes of this Agreement as consisting of, but not limited to: information, materials or records which relate to: (i) the Company's past, present or future Business operations, services, research, development, improvements, inventions, processes, techniques, distributors or suppliers, client and client prospect information, contractor lists and/or databases (including any lists or databases regarding loan investors/capital producers) costs of providing services, price lists, fee schedules, contract information or other compilations for marketing or development; (ii) administrative, management, financial, sales, marketing or manufacturing activities of the Company or of a third party which provided proprietary information to the Company on a confidential basis. "Client and client prospect information" shall include the name, title and position of contact persons, rates, contract terms and conditions, needs, preferences, concerns, corporate personality and other information that is useful in obtaining and maintaining the client's repeat business and goodwill. All such information, including any materials, software or documents containing such information, even if such information should be determined not entitled to protection as a trade secret of Company, shall be considered by Company as proprietary and confidential.

(b)   Confidentiality. The Members agree to preserve and protect the confidentiality of the Proprietary Information and all physical forms thereof, whether disclosed to the Members before this Agreement is signed or afterward. In addition, the Members shall not: (i) disclose or disseminate the Proprietary Information to any third party who does not have a legitimate business need to know; (ii) copy, transmit, reproduce, or remove Proprietary Information from the Company's premises without a valid business purpose; or (iii) use Proprietary Information for the benefit of any Member or for the benefit of any third party.

(c)   Ownership of Proprietary Information.

(1)   The Members acknowledge and agree that all Proprietary Information is the property of the Company. Each Member agrees to deliver to the Company all documents and other tangible items containing Proprietary Information immediately upon such time as the Member no longer owns a Membership Unit in the Company; provided, however, such Member may retain copies that are reasonably required to retain for tax purposes, and any copies of records or documents that establish or directly relate to rights, claims or defenses such Member may have with respect to the Company, the Remaining Members and/or third parties.

(2) The Members understand and agree that all clients of the Company and client prospects of the Company are and/or will be and remain clients and client prospects of the Company, and all revenue generated by any such clients from services of a type provided by the Company shall inure to the exclusive benefit of the Company. No Member shall have any rights in or to any clients or client prospects of the Company upon such time as he or she no longer owns a Membership Unit in the Company.

ARTICLE XI – GENERAL PROVISIONS

11.1   Notices.

(a)   To the Members. Any notice required to be given to a Member under the provisions of this Agreement or by the Act shall be given either personally or by sending a copy thereof:

(1)   By first-class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address of the Member appearing on the books of the Company. Notice pursuant to this paragraph shall be deemed to have been given to the Member when deposited in the United States mail or with a courier service for delivery to the Member.

(2)   By facsimile transmission, e-mail or other electronic communication to the Member's facsimile number or address for e-mail or other electronic communications supplied by the Member to the Company for the purpose of notice. Notice pursuant to this paragraph shall be deemed to have been given to the Member when sent.

(b)   To the Board or the Company. Any notice to the Company or the Board must be given to the following address: 1005 Brookside Road, Suite 200, Allentown, PA 18106, or at such other address provided by the Board.

11.2   Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of his, her or its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to contest of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of his, her or its rights with respect to that default until the period of the applicable statute of limitations has run.

11.3   Amendment. This Agreement or the Certificate may be amended from time to time only with the approval of the Board and the affirmative vote of the Members holding at least: (i) a majority Class C Units; and (ii) if any such amendment modifies the rights or obligations of any other Class of Units (an "**Affected Class**") then a majority of the outstanding Units in each such Affected Class. Notwithstanding the foregoing, the Board may make certain "technical" amendments to this Agreement to: (a) reflect a redemption, issuance or other transfer of Units; or (b) to comply with changes to the Code or other Federal requirements, so long as such amendment does not affect specific rights or obligations of specific Classes of Members.

11.4   Binding Effect and Rights of Third Parties. This Agreement has been adopted to govern the operation of the Company, and shall be binding on and inure to the benefit of the Members and their respective heirs, personal representatives, successors and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person, except a Person entitled to indemnification, contribution or advancement of expenses under Article VII. Except and only to the extent provided by applicable statute no such creditor or other Person shall have any rights under this Agreement.

11.5   Arbitration. Except for actions for specific performance or injunctive relief (as may be available with respect to breaches of Article X hereof) or as otherwise provided in this Agreement (including, but not limited to, any mediation required under Section 5.01(m)), the parties hereto shall have the right to demand that any controversy or claim arising out of or related to this Agreement, or any documents or instruments executed pursuant to its provisions, or the breach thereof, shall be settled by arbitration utilizing a single arbitrator in accordance with the then current rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator shall be final, binding and may be entered in any court having jurisdiction thereof. The parties hereby consent to the holding of arbitration in Lehigh County, Pennsylvania, and consent to the jurisdiction of the courts of the Commonwealth of Pennsylvania for the enforcement of these provisions and the entry of judgment on any award rendered hereunder. Should the chosen court of the Commonwealth of

Pennsylvania for any reason lack jurisdiction, any court with jurisdiction shall enforce this provision and enter judgment on any award.

11.6   Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the substantive laws of the Commonwealth of Pennsylvania (including, without limitation, provisions concerning limitations of actions), without reference to the conflicts of laws rules of that or any other jurisdiction, except that Federal laws shall also apply to the extent relevant. Subject to Section 11.5 above, any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted in the federal or state courts of the Commonwealth of Pennsylvania (Lehigh County), and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

11.7   Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected thereby and that provision shall be enforced to the greatest extent permitted by law.

11.8   Expenses. Any Member who breaches this Agreement or fails to honor the commitments contained herein will be liable for all expenses, including costs and reasonable attorneys' fees and accountants' fees, incurred by the Company, the Manager or any other Member(s) to enforce this Agreement regardless of the outcome of the matter.

11.9   Execution in counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

11.10   Entire Agreement. This Agreement constitutes the entire agreement among the Members with respect to the subject matter hereof and supersedes all prior agreements, express or implied, oral or written, with respect thereto (including, but not limited to, the Existing Agreement). The express terms of this Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

[**SIGNATURE PAGE FOLLOWS**]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

WITNESS/ATTEST

COMPANY:

NATIONAL ENERGY IMPROVEMENT FUND, LLC,
a Pennsylvania limited liability company

By: _____

    Name: Peter Krajsa
    Title: Managing Member

MEMBERS:

Peter Krajsa

Matthew Brown

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ Return document by mail to:	Certificate of Organization
Lauren Drake c/o Fitzpatrick Lentz & Bubba, P.C.	Domestic Limited Liability Company
Name	DSCB:15-8821 (rev. 2/2017)
4001 Schoolhouse Lane, PO 219	
Address	8821
Center Valley PA 18034	
City State Zip Code	
■ Return document by email to: **Ldrake@flblaw.com**	

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $125   ☐ I qualify for a veteran/reservist-owned small business fee exemption (see instructions)

In compliance with the requirements of 15 Pa.C.S. § 8821 (relating to certificate of organization), the undersigned desiring to organize a limited liability company, hereby certifies that:

1. The name of the limited liability company is: <u>National Energy Improvement Fund, LLC</u>

   (designator is required, e.g., "company," "limited" or "limited liability company" or any abbreviation thereof)

2. *Complete part (a) or (b) – not both:*

   (a) The address of this limited liability company's registered office in this Commonwealth is:
       (post office box alone is not acceptable)

3889 Larkspur Drive	Allentown	PA	18103	Lehigh
Number and Street	City	State	Zip	County

   (b) The name of this limited liability company's commercial registered office provider and county of venue is:

   c/o: N/A

Name of Commercial Registered Office Provider	County

3. The name of each organizer is *(all organizers must sign on page 2)*:

   Peter J. Krajsa

4. Effective date of Certificate of Organization *(check, and if appropriate complete, one of the following):*

   ■ | The Certificate of Organization shall be effective upon filing in the Department of State.

   ☐ ~~The Certificate of Organization shall be effective on:~~ _____ ~~at~~ _____.

   Date (MM/DD/YYYY)   Hour (if any)

DSCB:15-8821-2

5. ~~Restricted professional companies only.~~
   ~~Check the box if the limited liability company is organized to render a restricted professional service and check the type of restricted professional service(s).~~

   ☐ ~~The company is a restricted professional company organized to render the following restricted professional service(s):~~

   - ☐ ~~Chiropractic~~
   - ☐ ~~Dentistry~~
   - ☐ ~~Law~~
   - ☐ ~~Medicine and surgery~~
   - ☐ ~~Optometry~~
   - ☐ ~~Osteopathic medicine and surgery~~
   - ☐ ~~Podiatric medicine~~
   - ☐ ~~Public accounting~~
   - ☐ ~~Psychology~~
   - ☐ ~~Veterinary medicine~~

6. **Benefit companies only.**
   Check the box immediately below if the limited liability company is organized as a benefit company:

   ☑ This limited liability company shall have the purpose of creating general public benefit.

   Optional specific public benefit purpose. *Check the box immediately below if the benefit company is organized to have one or more specific public benefits and supply the specific public benefit(s). See instructions for examples of specific public benefit.*

   ☐ ~~This limited liability company shall have the purpose of creating the enumerated specific public benefit(s):~~

   _____

   _____

   _____

7. For additional provisions of the certificate, if any, attach 8½ x 11 sheet(s). **See Attached Exhibit A**

IN TESTIMONY WHEREOF, the organizer(s) has (have) executed this Certificate of Organization this

_____/ ⌐___ day of July, 2017.

_____

Peter J. Krajsa, Organizer

**AMENDMENT NO.1 TO THE AMENDED AND RESTATED OPERATING AGREEMENT OF
NATIONAL ENERGY IMPROVEMENT FUND, LLC**

 **AMENDMENT NO. 1 TO THE AMENDED AND RESTATED OPERATING
AGREEMENT OF NATIONAL ENERGY IMPROVEMENT FUND, LLC**, dated February 14,
2020 (the "**Amendment**"), by and among **NATIONAL ENERGY IMPROVEMENT FUND,
LLC**, a limited liability benefit company organized under the laws of the Commonwealth
of Pennsylvania (the "**Company**"), **PETER KRAJSA** ("**Krajsa**") and **MATTHEW BROWN**
("**Brown**", and together with Krajsa and the Company, the "**Parties**", and each, a
"**Party**").

 WHEREAS, the Parties, and the other Members of the Company, have entered
into an Amended and Restated Operating Agreement, dated May 18, 2018 (the "**Existing
Agreement**"). Capitalized terms used and not defined in this Amendment have the
respective meanings assigned to them in the Existing Agreement;

 WHEREAS, Krajsa and Brown are: (i) sole members of the Board of Managers of
the Company; and (ii) are the owners of all of the issued and outstanding Class C Units of
the Company;

 WHEREAS, the Parties hereto desire to amend the Existing Agreement to: (i)
clarify the characteristics of the previously authorized, but unissued, Class A Units; (ii) to
clarify certain other terminology used in the Agreement; and (iii) to update the
capitalization table attached to the Existing Agreement as <u>Exhibit A</u> to reflect the current
ownership of the Company, all on the terms and subject to the conditions set forth
herein;

 WHEREAS, pursuant to Section 11.3 of the Existing Agreement, the Existing
Agreement may be amended from time to time with the approval of the Board and the
affirmative vote of the Members holding at least: (i) a majority of the Class C Units; and
(ii) if any such amendment modifies the rights or obligations of any other Class of Units
(an "**Affected Class**") then a majority of the outstanding Units in each such Affected
Class. Notwithstanding the foregoing, the Board may make certain "technical"
amendments to this Agreement to: (a) reflect a redemption, issuance or other transfer
of Units; or (b) to comply with changes to the Code or other Federal requirements, so
long as such amendment does not affect specific rights or obligations of specific Classes
of Members;

 WHEREAS, Section 5.01(a)(1)(i) of the Existing Agreement indicates that the
Board of Managers has the sole authority to "[a]t any time, and for any purpose,
undertake an offering of additional Membership Units, issue additional Membership

Units and/or create additional Classes of Units (or offer or issue any warrants with respect to the Company)"; and

WHEREAS, the amendments to the characteristics of the previously authorized, but unissued, Class A Units, which is authorized pursuant to Section 5.01(a)(1)(i) of the Existing Agreement, the other amendments set forth in this Amendment do not alter the rights or obligations of any Class of Units, but instead either further clarify the existing rights of certain Classes or are technical in nature.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.   Amendments to the Existing Agreement. As of the Effective Date (defined below), the Existing Agreement is hereby amended or modified as follows:

(a)   The definition of the terms "**Class A Perpetual Preferred Convertible Units**" or "**Class A Units**" as set forth in Article 1 of the Existing Agreement is hereby deleted in entirety and replaced with the following:

"'**Class A Perpetual Preferred Convertible Units**' or '**Class A Units**.' Units of the Company have those rights and privileges set forth herein. Class A Units are non-voting Units. If the Company, after the payment of its normal operating expenses and the establishment of reasonable reserves, has sufficient cash to make a distribution, Class A Members shall receive an annual distribution equal to four percent (4%) of the liquidation value of their Class A Units ("**Class A Liquidation Value**") as set forth on Attachment A (if a distribution is not made in any particular year, interest shall accrue on the unpaid distribution at a rate of four percent (4%) per annum) ("**Class A Distributions**"). If, at any time while a Class A Members holds Class A Units, a Change of Control event occurs, then, at the closing of such transaction, each Class A Member shall be entitled to receive: (i) a payment equal to the Class A Liquidation Value of their then-owned Class A Units, **LESS** the amount of any Class A Distributions received by such Class A Member on account of those Class A Units; and (ii) a bonus payment equal to .10% per Class A Unit of the Net Proceeds of such Change of Control transaction (collectively, the "**Class A Bonus Payment**"). Other than the Class A Distributions and the Class A Bonus Payment, Class A Members shall have no further rights to the Company's Profits and Losses or to any other distributors."

(b)   The last paragraph of the definition of terms "Class B Preferred Term Units" Or "Class B Units" as set forth in Article I of the Existing Agreement is hereby amended and restated in its entirety as follows:

2

"If, prior to the expiration of the Class B Term, a Change of Control event occurs, then, at the closing of such transaction, each Class B Member shall be entitled to receive: (i) all remaining Class B Distribution Payments then-accrued; (ii) a payment equal to the Class B Liquidation Value of their then-owned Class B Units (or the remaining unpaid portion thereof if the Redemption Period has begun); and (iii) a bonus payment equal to .02% per Class B Unit (then owned by such Class B Member) of the Net Proceeds of such Change of Control transaction (the "**Class B Bonus Payment**" and together with the Class A Bonus Payment, the "**Bonus Payments**")."

(c)   The definition of the term "Net Proceeds" as set forth in Article 1 of the Existing Agreement, is hereby amended and restated in its entirety as follows:

"'**Net Proceeds**.' The amount of the proceeds from a "Change of Control" transaction remaining after: (i) payment of all applicable taxes and transaction costs and expense; (ii) the payment and satisfaction of all debts, obligations and/or liabilities of the Company; and (iii) payment of: (a) the Class A Distributions; (b) the Class B Distribution Payments; and (c) any applicable Class B Redemption Payments."

(d)   Attachment A to the Existing Agreement is hereby amended and restated in its entirety in the form attached hereto as Attachment A.

2.   Date of Effectiveness; Limited Effect. This Amendment is effective as of the date first written above (the "**Effective Date**"). Except as expressly provided in this Amendment, all of the terms and provisions of the Existing Agreement are, and will remain, in full force and effect and are hereby ratified and confirmed by the Parties. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to, or waiver of, any other provision of the Existing Agreement or as a waiver of, or consent to, any further or future action on the part of either Party that would require the waiver or consent of the other Party. On and after the Effective Date, each reference in the Existing Agreement to "this Agreement," "the Agreement," "hereunder," "hereof," "herein" or words of like import, will mean and be a reference to the Existing Agreement as amended by this Amendment.

3.   Miscellaneous.

(a)   This Amendment is governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to the conflict of laws provisions of such state.

(b)   This Amendment shall inure to the benefit of, and be binding upon, each of the Parties and each of their respective permitted successors and permitted assigns.

(c)   The headings in this Amendment are for reference only and do not affect the interpretation of this Amendment.

(d)   This Amendment may be executed in counterparts, each of which is deemed an original, but all of which constitutes one and the same agreement. Delivery of an executed counterpart of this Amendment, electronically or by facsimile, shall be as effective as delivery of an original executed counterpart of this Amendment.

(e)   This Amendment constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

[***Signature Page Follows***]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

WITNESS/ATTEST

COMPANY:

NATIONAL ENERGY IMPROVEMENT FUND, LLC,
a Pennsylvania limited liability company

By: _____

    Name: Peter Krajsa
    Title: Managing Member

MEMBERS:

_____

Peter Krajsa

_____

Matthew Brown

AMENDMENT NO. 2 TO THE AMENDED AND RESTATED OPERATING <u>AGREEMENT OF</u> <u>NATIONAL ENERGY IMPROVEMENT FUND, LLC</u>

AMENDMENT NO. 2 TO THE AMENDED AND RESTATED OPERATING AGREEMENT OF NATIONAL ENERGY IMPROVEMENT FUND, LLC, dated April 15, 2020 (this "**Amendment**"), by and among **NATIONAL ENERGY IMPROVEMENT FUND, LLC**, a limited liability benefit company organized under the laws of the Commonwealth of Pennsylvania (the "**Company**"), **PETER KRAJSA** ("**Krajsa**") and **MATTHEW BROWN** ("**Brown**", and together with Krajsa and the Company, the "**Parties**", and each, a "**Party**").

WHEREAS, the Parties, and the other Members of the Company, have entered into an Amended and Restated Operating Agreement, dated May 18, 2018, as subsequently amended by that certain Amendment No. 1 to the Amended and Restated Operating Agreement, dated February 14, 2020 (as amended, the "**Existing Agreement**"). Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the Existing Agreement;

WHEREAS, Krajsa and Brown are: (i) sole members of the Board of Managers of the Company; and (ii) are the owners of all of the issued and outstanding Class C Units of the Company;

WHEREAS, the Parties hereto desire to amend the Existing Agreement to: (i) create and issue a new class of Membership Units (the "**Class E Units**"); and (ii) amend the Existing Agreement to reflect the creation and issuance of the Class E Units (defined below), all on the terms and subject to the conditions set forth herein;

WHEREAS, pursuant to Section 11.3 of the Existing Agreement, the Existing Agreement may be amended from time to time with the approval of the Board and the affirmative vote of the Members holding at least: (i) a majority of the Class C Units; and (ii) if any such amendment modifies the rights or obligations of any other Class of Units (an "**Affected Class**") then a majority of the outstanding Units in each such Affected Class. Notwithstanding the foregoing, the Board may make certain "technical" amendments to this Agreement to: (a) reflect a redemption, issuance or other transfer of Units; or (b) to comply with changes to the Code or other Federal requirements, so long as such amendment does not affect specific rights or obligations of specific Classes of Members;

WHEREAS, Section 5.01(a)(1)(i) of the Existing Agreement further indicates that the Board of Managers has the sole authority to "[a]t any time, and for any purpose, undertake an offering of additional Membership Units, issue additional Membership Units and/or create additional Classes of Units (or offer or issue any warrants with respect to the Company)"; and

WHEREAS, the creation and issuance of the Class E Units, which is authorized pursuant to Section 5.01(a)(1)(i) of the Existing Agreement, the other amendments set forth in this Amendment do not modify the rights or obligations of any existing Class of Units, but instead either: (i) articulate the characteristics of the Class E Units; or (ii) further clarify the existing rights of certain Classes or are technical in nature.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.   Amendments to the Existing Agreement. As of the Effective Date (defined below), the Existing Agreement is hereby amended or modified as follows:

        (a)   The following definitions are hereby added to Article I of the Existing Agreement (in the appropriate alphabetical order):

        "**Class E Member**." A Member of the Company holding Class E Units.

        "**Class E Preferred Term Units**" or "**Class E Units**." Units of the Company having those rights and privileges set forth herein. Class E Units are non-voting Units. If the Company, after the payment of its normal operating expenses and the establishment of reasonable reserves and payment of the Class A Distributions and the Class B Distribution Payments, has sufficient cash to make a distribution, Class E Members shall receive an annual distribution equal to seven percent (7%) of the liquidation value ("**Class E Liquidation Value**") of their Class E Units ("**Class E Distribution Payments**") as set forth on Attachment A (if a Class E Distribution Payment is not made in any particular year, interest shall accrue on the unpaid distribution at a rate of seven percent (7%) per annum). The Class E Distribution Payments shall be made for a period of five (5) years from the date of the initial issuance date of that Member's Class E Units (the "**Class E Term**").

        Following the expiration of the Class E Term, the Company shall immediately redeem a Member's Class E Units for a redemption price equal to the Class E Liquidation Value of those Units (plus any accrued but unpaid interest) ("**Class E Redemption**"). Following the Class E Redemption, a Class E Member shall have no further right or interest in and to such Class E Units.

        If, prior to the expiration of the Class E Term, a Change of Control event occurs, then, at the closing of such transaction, each Class E Member shall be entitled to receive: (i) all remaining Class E Distribution Payments then-accrued; (ii) a payment equal to the Class E Liquidation Value of their then-owned Class E Units; and (iii) a bonus payment equal to .02% per Class E Unit (then owned by such Class E Member) of the Net Proceeds of such Change of Control transaction (the "**Class E Bonus Payment**" and together with the Class A Bonus Payment and the Class B Bonus Payment, collectively, the "**Bonus Payments**").

(b)　　Solely for the purpose of updating certain "defined terms" used in the Existing Agreement, the second and third paragraphs of the definition of terms "Class B Preferred Term Units" or "Class B Units" as set forth in Article I of the Existing Agreement is hereby amended and restated in its entirety as follows:

"Following the expiration of the Initial Class B Payment Period, the Company shall redeem a Member's Class B Units over a five (5) year period (the "**Class B Redemption Period**" and together with the Initial Class B Payment Period, the "**Class B Term**"), for a redemption price equal to the Class B Liquidation Value of those Units, plus interest on the un-redeemed portion thereof at a rate of seven percent (7%) per annum ("**Class B Redemption**"). Following the Class B Redemption, a Class B Member shall have no further right or interest in and to such Class B Units.

If, prior to the expiration of the Class B Term, a Change of Control event occurs, then, at the closing of such transaction, each Class B Member shall be entitled to receive: (i) all remaining Class B Distribution Payments then-accrued; (ii) a payment equal to the Class B Liquidation Value of their then-owned Class B Units (or the remaining unpaid portion thereof if the Class B Redemption Period has begun); and (iii) a bonus payment equal to .02% per Class B Unit (then owned by such Class B Member) of the Net Proceeds of such Change of Control transaction (the "**Class B Bonus Payment**")."

(c)　　The last sentence of the definition of the terms "Class C Common Units" or "Class C Units" as set forth in Article I of the Existing Agreement is hereby amended and restated in its entirety as follows:

"If, after the payment of the Class A Distributions, the Class B Distribution Payments, the Class E Distribution Payments, any Class B Redemption payments, and any Class E Redemption payments, the Board of Managers elects to declare a distribution to the Common Members, the Common Members shall be entitled to receive their proportionate share of such distribution based on their respective Percentage Interests."

(d)　　The last sentence of the definition of terms "Class D Limited Common Units" or "Class D Units" as set forth in Article I of the Existing Agreement is hereby amended and restated in its entirety as follows:

"If, after the payment of the Class A Distributions, the Class B Distribution Payments, and the Class E Distribution Payments, the Board of Managers (or, as applicable, any committee thereof, including, but not limited to, the Finance Committee) elects to declare a distribution to the Common Members, the Common Members shall be entitled to receive their proportionate share of such distribution based on their respective Percentage Interests."

(e)   The definition of the term "Liquidation Value" as set forth in Article I of the Existing Agreement, is hereby amended and restated in its entirety as follows:

"As applicable, the Class A Liquidation Value, the Class B Liquidation Value, or the Class E Liquidation Value."

(f)   The definition of the terms "Membership Unit" or "Unit" as set forth in Article I of the Existing Agreement, is hereby amended and restated in its entirety as follows:

"A unit representing a fractional part of the Membership Units of the Members and shall include all types and classes of Units, including the Class A Units, Class B Units, Class C Units, Class D Units, and Class E Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Units represented by such type or Class or series of Units shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights. Attachment A sets forth a list of the Unit ownership."

(g)   The definition of the term "Net Proceeds" as set forth in Article I of the Existing Agreement, is hereby amended and restated in its entirety as follows:

"The amount of the proceeds from a "Change of Control" transaction remaining after: (i) payment of all applicable taxes and transaction costs and expense; (ii) the payment and satisfaction of all debts, obligations and/or liabilities of the Company; and (iii) payment of: (a) the Class A Distributions; (b) the Class B Distribution Payments; (c) the Class E Distribution Payments; (d) any applicable Class B Redemption Payments; and (e) any applicable Class E Redemption Payments."

(h)   The last sentence of Section 3.04(a) of the Existing Agreement is hereby amended and restated in its entirety as follows:

"For the avoidance of doubt, the restrictions on transfers set forth in this Section 3.04 shall not apply to Class A Units, Class B Units, or Class E Units."

(i)   The first sentence of Section 4.04(a) of the Existing Agreement is hereby amended and restated in its entirety as follows:

"Subject to Section 4.04(b) hereof, after the payment: (i) of the Class A Distributions, the Class B Distribution Payments, and the Class E Distribution Payments (and, as applicable: (1) any Bonus Payments; or (2) any other payments due to the Class A Members, the Class B Members, or the Class E Members); and (ii) payment of any properly approved salaries/bonuses to employees of the Company, operating expenses or other similar expenses of the Company, distributions of cash and/or other assets or property of the Company, from whatever source (including, without limitation, net proceeds of Company operations and sale, and financing or refinancing of Company assets) shall be made to the Common Members in accordance with their respective Percentage

Interests at such times, and in such amounts, as the Board (or, as applicable, any committee thereof, including, but not limited to, the Finance Committee) shall determine."

(j)   The last sentence of Section 6.01 of the Existing Agreement is hereby amended and restated in its entirety as follows:

"Accordingly, and for the avoidance of doubt, except as otherwise provided in this Agreement or as may be otherwise be specifically required under the Act, the Class A Members, Class B Members, Class D Members, and Class E Members shall have no voting rights and shall not manage the business or affairs of the Company."

(k)   Section 9.01(a) of the Existing Agreement is hereby amended and restated in its entirety as follows:

"the affirmative vote, consent or agreement of the Board and the Members holding at least: (i) all of the outstanding Class B Units; (ii) all of the outstanding Class E Units; and (iii) a majority of the outstanding Class A Units; or"

(l)   Section 9.02(a)(3) of the Existing Agreement is hereby amended and restated in its entirety as follows:

"after all of the payments required by Paragraphs (2) and (3) have been made, the Company shall first distribute to the Class A Members an amount equal to the Class A Liquidation Value of their respective Class A Units (or, if applicable, the Class A Bonus Payment). Following such payment to the Class A Members, the Company shall then distribute to the Class B Members an amount equal to the Class B Liquidation Value of their respective Class B Units (or, if applicable, the Class B Bonus Payment). Following such payment to the Class B Members, the Company shall then distribute to the Class E Members an amount equal to the Class E Liquidation Value of their respective Class E Units (or, if applicable, the Class E Bonus Payment);"

(m)   Attachment A to the Existing Agreement is hereby amended and restated in its entirety in the form attached hereto as Attachment A.

2.   Date of Effectiveness; Limited Effect. This Amendment is effective as of the date first written above (the "**Effective Date**"). Except as expressly provided in this Amendment, all of the terms and provisions of the Existing Agreement are, and will remain, in full force and effect and are hereby ratified and confirmed by the Parties. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to, or waiver of, any other provision of the Existing Agreement or as a waiver of, or consent to, any further or future action on the part of either Party that would require the waiver or consent of the other Party. On and after the Effective Date, each reference in the Existing Agreement to

"this Agreement," "the Agreement," "hereunder," "hereof," "herein" or words of like import, will mean and be a reference to the Existing Agreement as amended by this Amendment.

3. <u>Miscellaneous</u>.

(a) This Amendment is governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to the conflict of laws provisions of such state.

(b) This Amendment shall inure to the benefit of, and be binding upon, each of the Parties and each of their respective permitted successors and permitted assigns.

(c) The headings in this Amendment are for reference only and do not affect the interpretation of this Amendment.

(d) This Amendment may be executed in counterparts, each of which is deemed an original, but all of which constitutes one and the same agreement. Delivery of an executed counterpart of this Amendment, electronically or by facsimile, shall be as effective as delivery of an original executed counterpart of this Amendment.

(e) This Amendment constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

[***Signature Page Follows***]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

WITNESS/ATTEST

COMPANY:

NATIONAL ENERGY IMPROVEMENT FUND, LLC,
a Pennsylvania limited liability company

By: _____

     Name: Peter Krajsa
     Title: Managing Member

MEMBERS:

_____
Peter Krajsa

_____
Matthew Brown

AMENDMENT NO. 3 TO THE AMENDED AND RESTATED OPERATING <u>AGREEMENT OF NATIONAL ENERGY IMPROVEMENT FUND, LLC</u>

        AMENDMENT NO. 3 TO THE AMENDED AND RESTATED OPERATING AGREEMENT OF NATIONAL ENERGY IMPROVEMENT FUND, LLC, dated July 10, 2020 (this "**Amendment**"), by and among **NATIONAL ENERGY IMPROVEMENT FUND, LLC**, a limited liability benefit company organized under the laws of the Commonwealth of Pennsylvania (the "**Company**"), **PETER KRAJSA** ("**Krajsa**") and **MATTHEW BROWN** ("**Brown**", and together with Krajsa and the Company, the "**Parties**", and each, a "**Party**").

        WHEREAS, the Parties, and the other Members of the Company, have entered into an Amended and Restated Operating Agreement, dated May 18, 2018, as subsequently amended by that certain Amendment No. 1 to the Amended and Restated Operating Agreement, dated February 14, 2020, as further amended by that certain Amendment No. 2 to the Amended and Restated Operating Agreement, dated April 15, 2020 (as amended, the "**Existing Agreement**"). Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the Existing Agreement;

        WHEREAS, Krajsa and Brown are: (i) the sole members of the Board of Managers of the Company; and (ii) are the owners of all of the issued and outstanding Class C Units of the Company;

        WHEREAS, the Parties hereto desire to amend the Existing Agreement to clarify the distribution rights and characteristics of the Class A Units upon a Change of Control event, all on the terms and subject to the conditions set forth herein;

        WHEREAS, no Class A Units have been issued as of the date hereof;

        WHEREAS, pursuant to Section 11.3 of the Existing Agreement, the Existing Agreement may be amended from time to time with the approval of the Board and the affirmative vote of the Members holding at least: (i) a majority of the Class C Units; and (ii) if any such amendment modifies the rights or obligations of any other Class of Units (an "**Affected Class**") then a majority of the outstanding Units in each such Affected Class. Notwithstanding the foregoing, the Board may make certain "technical" amendments to this Agreement to: (a) reflect a redemption, issuance or other transfer of Units; or (b) to comply with changes to the Code or other Federal requirements, so long as such amendment does not affect specific rights or obligations of specific Classes of Members; and

WHEREAS, the other amendments set forth in this Amendment do not modify the rights or obligations of any existing Class of Units, but instead either: (i) articulate the characteristics of the Class A Units; or (ii) further clarify the existing rights of certain Classes or are technical in nature.

NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.   Amendments to the Existing Agreement. As of the Effective Date (defined below), the definition of the terms "**Class A Perpetual Preferred Convertible Units**" or "**Class A Units**" as set forth in Article I of the Existing Agreement is hereby deleted in its entirety and replaced with the following:

"“**Class A Perpetual Preferred Convertible Units**" or "**Class A Units**." Units of the Company have those rights and privileges set forth herein. Class A Units are non-voting Units. If the Company, after the payment of its normal operating expenses and the establishment of reasonable reserves, has sufficient cash to make a distribution, Class A Members shall receive an annual distribution equal to four percent (4%) of the liquidation value of their Class A Units ("**Class A Liquidation Value**") as set forth on Attachment A (if a distribution is not made in any particular year, interest shall accrue on the unpaid distribution at a rate of four percent (4%) per annum) ("**Class A Distributions**"). If, at any time while a Class A Members holds Class A Units, a Change of Control event occurs, then, at the closing of such transaction, each Class A Member shall be entitled to receive: (i) all remaining Class A Distributions then-accrued; (ii) a payment equal to the Class A Liquidation Value of their then-owned Class A Units; and (iii) a bonus payment equal to .10% per Class A Unit of the Net Proceeds of such Change of Control transaction (collectively, the "**Class A Bonus Payment**"). Other than the Class A Distributions and the Class A Bonus Payment, Class A Members shall have no further rights to the Company's Profits and Losses or to any other distributions."

2.   Date of Effectiveness; Limited Effect. This Amendment is effective as of the date first written above (the "**Effective Date**"). Except as expressly provided in this Amendment, all of the terms and provisions of the Existing Agreement are, and will remain, in full force and effect and are hereby ratified and confirmed by the Parties. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to, or waiver of, any other provision of the Existing Agreement or as a waiver of, or consent to, any further or future action on the part of either Party that would require the waiver or consent of the other Party. On and after the Effective Date, each reference in the Existing Agreement to "this Agreement," "the Agreement," "hereunder," "hereof," "herein" or words of like import, will mean and be a reference to the Existing Agreement as amended by this Amendment.

3.   <u>Miscellaneous</u>.

(a)   This Amendment is governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to the conflict of laws provisions of such state.

(b)   This Amendment shall inure to the benefit of, and be binding upon, each of the Parties and each of their respective permitted successors and permitted assigns.

(c)   The headings in this Amendment are for reference only and do not affect the interpretation of this Amendment.

(d)   This Amendment may be executed in counterparts, each of which is deemed an original, but all of which constitutes one and the same agreement. Delivery of an executed counterpart of this Amendment, electronically or by facsimile, shall be as effective as delivery of an original executed counterpart of this Amendment.

(e)   This Amendment constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

[***Signature Page Follows***]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

WITNESS/ATTEST

COMPANY:

NATIONAL ENERGY IMPROVEMENT FUND, LLC,
a Pennsylvania limited liability company

By: _____

    Name: Peter Krajsa
    Title: Managing Member

MEMBERS:

Peter Krajsa

Matthew Brown

ACTION BY UNANIMOUS WRITTEN CONSENT
OF THE BOARD OF MANAGERS
OF
NATIONAL ENERGY IMPROVEMENT FUND, LLC

The undersigned, being all of the Managers constituting the Board of Managers (the "**Board**") of National Energy Improvement Fund, LLC, a Pennsylvania limited liability company (the "**Company**"), in lieu of a meeting of the Board, and pursuant to the authority of Section 5.01 of the Amended and Restated Operating Agreement of the Company, as amended, hereby consent to, authorize and adopt the following resolutions with the same force and effect as if the undersigned were personally present at a meeting of the Board and had voted for the same:

WHEREAS, the Company considers it necessary, appropriate and desirable to offer for sale, to issue and to sell certain Unsecured Subordinated Debt Notes in principal incremental amounts of $1,000.00 per note (the "**Notes**"), with a target offering amount from $10,000.00 up to a maximum amount of $1,000,000.00, in a crowdfunding offering intended to be exempt from registration under the Securities Act of 1933, as amended (the "**Securities Act**"), pursuant to Section 4(a)(6) of the Securities Act and the rules and regulations promulgated thereunder (the "**Offering**"). The Notes are (i) uncertificated, (ii) bear a five percent (5%) coupon per annum, paid quarterly, and (iii) will have a maturity date of 5 years.

NOW THEREFORE LET IT BE:

Offering

RESOLVED, that the offer, sale and issuance by the Company of the Notes with a target offering amount from $10,000.00 up to a maximum amount of $1,000,000.00, pursuant to the terms of the Subscription Agreement (as defined below) be, and they hereby are, approved;

Subscription Agreement

RESOLVED, that the form, terms and provisions of a Subscription Agreement for the Notes, to be entered into by and between the Company and certain investors (the "**Investors**"), providing for the purchase by the Investors of the Notes in a transaction on the terms and conditions set forth therein (the "**Subscription Agreement**"), substantially in the form attached hereto as **Exhibit A**, be, and the same hereby are, approved;

RESOLVED, that the Authorized Persons (as defined below) be, and each of them individually hereby is, authorized, empowered and directed in the name and on behalf of the Company to execute and deliver one or more Subscription Agreements, with such modifications, amendments or changes as the Authorized Person(s) executing the same may approve, the signature of such Authorized Person(s) thereon to be conclusive evidence of the approval of such changes;

Notes

RESOLVED, that the form, terms and provisions of the Notes, will be as described on the Offering Statement (as defined below), be, and they hereby are, approved;

Funding Portal

RESOLVED, that Raise Green, Inc. is hereby appointed as the Company's funding portal in connection with the Offering and that the Raise Green Issuer Agreement between the Company and Raise Green, Inc. (including the exhibits and schedules annexed thereto) (the "**Funding Portal Agreement**"), substantially in the form attached hereto as **Exhibit B**, and the transactions contemplated thereby, be, and they hereby are, approved, and that the Authorized Persons be, and each of them acting alone hereby is, authorized and empowered, in the name and on behalf of the Company, to negotiate, execute and deliver, and perform the Company's obligations under, the Funding Portal Agreement, in the name and on behalf of the Company, with all such changes in the Funding Portal Agreement as the Authorized Person executing each the Funding Portal Agreement may in his or her discretion approve, such approval to be conclusively evidenced by such execution and delivery;

Form C

RESOLVED, that the Authorized Persons be, and each of them individually hereby is, authorized, empowered and directed in the name and on behalf of the Company to prepare or cause to be prepared, to execute and to file or cause to be filed with the Securities and Exchange Commission (the "**Commission**"), an offering statement on Form C with respect to the Offering (the "**Offering Statement**"), including a description of the business, financial statements, exhibits and other documents, including any related amendments and progress reports relating thereto, substantially in the form attached hereto as **Exhibit C**, such Offering Statement, together with all exhibits and schedules and changes thereto, as may be approved by the officers executing the Offering Statement on behalf of the Company, such execution to be conclusive evidence of the approval thereof;

RESOLVED, that the Authorized Persons be, and each of them individually hereby is, authorized, empowered and directed in the name and on behalf of the Company to prepare or cause to be prepared, to execute and to file, or cause to be filed, with the Commission such further amendments or supplements to the Offering Statement as such Authorized Person may deem necessary, advisable or appropriate or as may be required by the Commission, including but not limited to any amendment (Form C/A), progress update (Form C-U), annual report (Form C-AR), amendment to annual report (Form C-AR/A), or termination of reporting (Form C-TR), each such amendment or supplement to be in such form as the Authorized Person(s) executing the same may approve, the signature of such Authorized Person(s) thereon to be conclusive evidence of such approval, and to do such other acts or things and execute such other documents as any

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of them may deem necessary, advisable or appropriate to cause the Offering Statement, as amended or supplemented, to comply with and to become effective under applicable law, including the Securities Act and the rules and regulations promulgated thereunder, the actions of such Authorized Person(s) in connection with the foregoing matters to be conclusive evidence of their authority therefor from the Company and the approval and ratification by the Company of the actions so taken;

Blue Sky Filings

RESOLVED, that the Authorized Persons be, and each of them individually hereby is, authorized, empowered and directed in the name and on behalf of the Company to take any and all actions which any of them may deem necessary, advisable or appropriate in order to obtain a permit, register or qualify the Notes for issuance and sale or to make a notice filing with respect to, or request an exemption from registration of, the Notes or to register or obtain a license for the Company as a dealer or broker under the securities laws of such of the states of the United States of America as the Authorized Persons may deem necessary, advisable or appropriate, and in connection with such permits, registrations, qualifications, notice filings, exemptions and licenses, to execute, acknowledge, verify, deliver, file and publish all such applications, reports, notices, issuer's covenants, resolutions, irrevocable consents to service of process, powers of attorney and other papers and instruments and pay all such fees and expenses as may be required under such laws, and to take any and all further action which they may deem necessary, advisable or appropriate in order to maintain any such registration in effect for as long as they deem to be in the best interests of the Company;

RESOLVED, that if any such jurisdiction in which any applications, statements or other documents are filed requires a prescribed form of resolution or resolutions, such resolution(s) shall be deemed to have been, and each of them hereby is, expressly adopted and made a part of these resolutions as if such resolutions were expressly set forth herein, and that the Authorized Persons be, and each of them individually hereby is, authorized, empowered and directed in the name and on behalf of the Company to certify the adoption of any and all such resolutions as though such resolutions were expressly set forth herein and adopted hereby;

Authorized Persons

RESOLVED, that each of the undersigned Managers and any Manager of the Company shall be considered an "**Authorized Person**," and collectively, the "**Authorized Persons**," for the purposes of these resolutions;

General Authorization

RESOLVED, that the Authorized Persons be, and each them individually hereby is, authorized, empowered and directed in the name and on behalf of the Company to take or cause to be taken all further actions, and to make, execute and deliver, or cause to be made, executed and delivered, all such agreements, undertakings, documents, instruments, deeds or certificates

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in the name and on behalf of the Company, and to prepare, execute and file, or cause to be prepared, executed and filed, with any federal, state, local, foreign or other regulatory agencies any forms, reports, filings, applications or other documents, and to incur and pay, or cause to be incurred and paid, such expenses, fees and taxes as shall, in the opinion of such Authorized Persons(s), be deemed necessary, advisable or appropriate, and the taking of any such action or the preparation, delivery, execution or filing by any Authorized Persons(s) of any of the foregoing or the payment of any such expenditures shall conclusively establish authority therefor from and the approval of the Company to effectuate or carry out fully the purpose and intent of all of these resolutions;

RESOLVED, that the omission from these resolutions of any agreement or other arrangement contemplated by any of the agreements or instruments described in the foregoing resolutions or any action to be taken in accordance with any requirements of any of the agreements or instruments described in the foregoing resolutions shall in no manner derogate from the authority of the Authorized Persons to take all actions necessary, desirable, advisable or appropriate to consummate, effectuate, carry out or further the transactions contemplated by and the intent and purposes of these resolutions; and

<u>Ratification</u>

RESOLVED, that any and all actions heretofore taken by any Authorized Persons(s) in connection with the matters contemplated hereby on, or prior to, the date on which the Board adopted these resolutions be, and they hereby are ratified, confirmed and approved.

[Signatures appear on following page]

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This unanimous written consent may be executed in multiple counterparts, each of which shall be considered an original, and all of which together shall be deemed one instrument. The undersigned direct that an executed copy of this unanimous written consent be filed with the minutes of the proceedings of the Board.

IN WITNESS WHEREOF, the undersigned, being all of the Managers constituting the Board of Managers of the Company, have executed this unanimous written consent as of July 10, 2020.



_____
Peter Krajsa, Manager

_____
Matthew Brown, Manager

Exhibit A

Subscription Agreement

National Energy Improvement Fund, LLC

Subscription Agreement

Climate Action Investment Notes

Offered in Principal Incremental Amounts of $1,000

Target Offering Amount of $10,000 to a Maximum Offering Amount of $250,000

10 to 250 Unsecured Subordinated Debt Notes or "Notes"

From October 1 , 2020 to December 31, 2020

5.00% Coupon Per Year, Interest Paid Quarterly

5 year Maturity (01/01/2026)




1

Subscription Agreement

Please read and sign promptly this Subscription Agreement by the Closing Date. The Company is offering up to $250,000 of its Subordinated Unsecured Debt Notes in this offering, and is under no obligation to accept any additional subscriptions for the Notes once the Company has received subscriptions for the maximum amount of the offering. During the Offering Period, all communications between Investors and the Company must be conducted on the "Forum" located on the NEIF Offering Page at www.raisegreen.com. Other questions can be directed to Raise Green at info@RaiseGreen.com

This Subscription Agreement ("Agreement") addresses the offer and sale of certain Subordinated Unsecured Debt Notes ("Climate Action Investment Notes" or "Notes") in NATIONAL ENERGY IMPROVEMENT FUND, LLC, a Pennsylvania benefit limited liability company (sometimes the "Offeror" or the "Company"). The Terms of the Notes are provided in Appendix 1 and also found in the Form C under "Terms of the Offering". Such offer and sale shall be referred to herein as the "Offering". The Notes of the Offeror are not being registered under the Securities Act of 1933, as amended ("Act"), or under the securities laws of the Commonwealth of Pennsylvania (or of any other state or jurisdiction), but rather are being made by the Offeror pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Securities Exchange Act of 1934 to implement the requirements of Title III of the Jumpstart Our Business Startups Act (collectively, "Regulation Crowdfunding"). This offering is made pursuant to the Form C, dated October 1, 2020 (the "Form C"), see Appendix 2.

The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription, and to perform all the obligations required to be performed by the undersigned, and such purchase will not contravene with any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

A.   Principal Balance of the Note.

The undersigned (the "Offeree") wishes to subscribe for a Subordinated Unsecured Debt Note ("Note(s)") with an original principal balance ("Principal Balance") in the amount as set forth on the signature page below.

B.   Subscription.

By signing below, the Offeree subscribes to purchase Note in the amount of the Principal Balance (hereinafter, "Subscribed Note" or the "Securities"). The closing of the purchase and sale of the Notes (the "Closing") shall take place at 11:59 PM Eastern Standard Time on December 31, 2020, or at such other time and place as the Company may designate by notice to the Offeree.

Interest will begin to accrue on the day invested funds have been confirmed as received by the Escrow Agent. Interest will be paid by the 15th of the month following each quarter end beginning with the first quarter after the offer closes.

Payment for the Notes shall be received by The North Capital Private Securities (the "Escrow Agent") from the Offeree of immediately available funds or other means approved by the Company by the Closing Date, in the amount set forth on the signature page. Upon the Closing, the Offeror will countersign this Agreement for each investor that will purchase, and the Escrow Agent shall release the funds to the Company. Offerees that purchase securities will receive the countersigned Agreement. This is your record of the purchase of the Notes as part of the Offering. This process may take several days or more from the Close Date.

The Offeree also understands that the Offeror has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription. The Offeree further understands that the Offeree's subscription is contingent upon the Offeree qualifying under the suitability standards described more fully below. The Offeree understands that: (i) if their subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that Offeree has deposited will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, the funds shall be released to the Offeror. Subscriptions, when accepted, are generally allocated on a first come first served basis if the Offering is oversubscribed. The acceptance shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned after the Closing. The date the individual signs their subscription agreement will be the Effective Date of the Note(s) and the date from which the Company will start accruing interest they owe Noteholders.

The Offeree shall receive a separate notice from the Company after the purchase transaction is completed to evidence the digital entry of the Notes owned by the undersigned, reflected on the books and records of the Company as recorded by Raise Green, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation Crowdfunding.

C.   Representations of the Undersigned.

The Offeree understands that the Board of Managers, the Officers, and the Members of the Offeror will be relying on the accuracy and completeness of the responses and representations made by the Offeree to Raise Green and in this Agreement, including those set forth below:

1.   The Offeree acknowledges that the Offeree has received, without limitation, the following information regarding the Offeror and that the Offeree is familiar with and understands the business and financial position of the Offeror, the risks of an investment in the Offeror, and the rights and restrictions applicable to the Subscribed Note as set forth therein:

   i.   The Form C submitted by the Company to the SEC, together with all related attachments or disclosures thereto, a copy of which is available through the SEC's EDGAR database(collectively, the "Offering Disclosure Documents").

2.   The Offeree represents and warrants that:

   i.   The Offeree (together with their professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Offeror and the Subscribed Note; and

   ii.   The Offeree can bear the economic risk of the purchase of the Subscribed Note, including the total loss of the Offeree's investment in the Subscribed Note, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment.

3.   The Offeree represents and warrants that the Offeree understands that no federal or state agency, including the Securities and Exchange Commission, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Note for public investment. The Offeree represents and warrants that the Offeree understands that the Subscribed Note has not been registered under the Act or the securities laws of

any state (including, but not limited to, the Commonwealth of Pennsylvania), and shall be subject to any applicable restrictions on transfer as may be set forth in the Offering Disclosure Documents or under applicable law.

4. The Offeree represents and warrants that the Offeree is acquiring the Subscribed Note for their own account without a view to public distribution or resale and that the Offeree has no agreement or arrangement to sell, or otherwise transfer, or dispose of any of the Subscribed Note to any other person of said Subscribed Note.

    The Offeree understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding), after which certain state restrictions may apply.

    The Offeree confirms that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding which applies specific limitations for the first year after purchase of the newly issued Notes. After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the Offeree and the Company. See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions.

5. The Offeree represents and warrants that the Offeree understands that the Offeror has no obligation or intention to register any of the Subscribed Notes for resale under the Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Notes or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents. Even if the Securities become freely transferable, a secondary market in the Subscribed Notes may not develop. Consequently, the undersigned understands

that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

The Offeree acknowledges that the Company is authorized to issue uncertificated Securities, and hereby waives the Offeree's right to receive a physical certificate representing the Subscribed Notes and consents and agrees to the issuance of uncertificated Securities. The Company will maintain all books and records electronically.

6.   The Offeree confirms that the Company has not: (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Note; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Note under applicable legal investment or similar laws or regulations. The Offeree represents and warrants that, in determining to purchase the Subscribed Note, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and/or other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Note, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice.

7.   The Offeree is familiar with the business and financial condition and operations of the Company, all as described in the Offering Disclosure Documents. The Offeree has had access to such information concerning the Company and the Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities. The Offeree has read the Offering Disclosure Documents (including, without limitation, any disclosure related to certain "risk factors" incident to an investment in the Subscribed Notes) furnished to the undersigned, including all exhibits, appendices, attachments, and supplements (if any) thereto. The Offeree acknowledges that the Offeree had been offered the opportunity to ask such questions and inspect such documents concerning the Offeror and its business and affairs as the Offeree has requested. The Offeree understands the nature of an investment in the Offeror and the risks associated with such an investment.

8.   The Offeree certifies that the Offeree is not subject to backup withholding either because the Offeree has not been notified that the Offeree is subject to backup withholding as a result of a failure to report all interest or dividends, or the Internal Revenue Service has notified the Offeree that they are no longer subject to backup withholding.

9.   The Offeree represents and warrants that the Offeree: (i) if the Offeree is an individual, that the Offeree is at least eighteen (18) years of age; (ii) maintains their principal residence in the State shown below; and (iii) has the adequate means of providing for their current needs and personal and/or business contingencies. The Offeree further represents and warrants that any personal financial information which they have provided when signing up for their Raise Green account and in this Agreement accurately reflects their financial condition at the date of this Agreement, and the Offeree anticipates no material adverse change to that condition.

10.   The Offeree represents and warrants that the Offeree understands that they may not cancel, terminate or revoke this Agreement except as may be applicable in accordance with the Pennsylvania Securities Act, the Securities Act, or other applicable law, and that this Agreement shall survive their death or disability and shall be binding on their heirs, executors, administrators, successors and assigns; provided, however, that nothing in this Section shall be deemed to affect the Offeree's right to unconditionally cancel any investment commitment made in connection with the Offering for any reason until 48 hours prior to the close of the Offering.

11.   The Offeree agrees that, within ten (10) days after the receipt of a written request from the Offeror, the Offeree will provide such information, and shall execute and deliver such documents, as reasonably may be necessary to comply with any and all laws and regulations to which the Offeror is subject.

12.   The Offeree represents and warrants that all of the information the Offeree has provided in this Agreement is complete, true and correct. The Offeree will notify Raise Green at Info@raisegreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of their purchase of the Subscribed Note.

13.   The Offeree understands that during the Offering Period any material updates to the Offering, if any, will be communicated to you via email from Raise Green and available on the Company's Offering Page at www.raisegreen.com. Offeree will be asked to reconfirm your investment commitment by responding to the email, and not required to reconfirm by resigning the Subscription Agreement unless otherwise notified.

D.   Offeree Information and Notices.

If at any time during the five year period of owning the Subscribed Note(s), your contact information as shown below changes, you confirm that you will promptly notify the Company of such changes.

 All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

Name: __National Energy Improvement Fund, LLC_____
Address: __Suite 200, 1005 Brookside Road,_____
                    __Allentown, PA 18106_____
Email: __lnelson@neifund.org_____
Attention: __Laura Nelson, Chief Operating Officer_____

If to Offeree:

Name: _____
Mailing Address: _____
                    _____
Email: _____
State of Residence: _____

Attention: _____

E.   Indemnification.

 The Offeree agrees to indemnify and hold harmless the Offeror and the respective members, Board of Managers, and officers of the Offeror, the professionals providing services to the Offeror and the other subscribers from all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties made by the Offeree in this Agreement and Questionnaire or in connection with any other Offering Disclosure Documents provided by the Offeree to the Offeror or any member or manager thereof.

G.   Miscellaneous.

 This Agreement together with the exhibits and attachments thereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, with applying any conflict of law principles.

Signature Page

IN WITNESS WHEREOF, intending to be legally bound, the undersigned has executed this Subscription Agreement as of the date set forth below.

Dated: _____

By (Signature): _____
Print Name: _____

Investment Amount (i.e., Principal Balance amount) $_____

Number of Notes: _____

The offer to purchase Note(s) as set forth above is confirmed and accepted by the Company as to the Principal Balance set forth immediately above for a like amount to be paid by Offeree.

National Energy Improvement Fund, LLC

Dated: _____
By (Signature): _____
Print Name: __Peter J. Krajsa_____
Title: __Managing Member, Co-Chair and Founder___

Appendix 1

Terms of the Offering [1]

Summary

Set forth below is a summary of the terms pursuant to which the National Energy Improvement Fund, LLC ("NEIF" or the "Company"), intends to offer (the "Offering") certain Unsecured Subordinated Investment Notes ("Notes").

Climate Action Investment Notes

Offered in Principal Incremental Amounts of $1,000

Target Offering Amount of $10,000 to a Maximum Offering Amount of $250,000

10 to 250 Unsecured Subordinated Debt Notes or "Notes"

From October 1, 2020 to December 31, 2020

5.00% Coupon Per Year, Interest Paid Quarterly

5 year Maturity (01/01/2026)

Conditions

THE NOTES DO NOT REPRESENT A DEPOSIT AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE COMPANY OR ANY OTHER GOVERNMENT AGENCY.

THE NOTES ARE CALLABLE ANY DAY WITH 30 DAYS NOTICE AS DESCRIBED BELOW.

Minimum Investment/Maturity —The minimum investment shall be $1,000 and additional amounts may be invested in increments of $1,000 thereafter. Each Note shall mature sixty (60) months after the date of its issue (the "Term"), unless redeemed as provided herein. During the Term, payments of interest-only shall be made in accordance with the terms set forth below. Upon

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[1] Form C, Section "Terms of the Offering"

the expiration of the term, all accrued, but unpaid interest, together with the original principal amount, shall become due and payable.

Notwithstanding the foregoing, in the event of a Change of Control of the Company, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As used herein, **"Change of Control"** shall mean: (i) the sale, transfer or assignment, in one transaction or a series of related transactions, of all, or substantially all, of the assets of the Company; (ii) the sale, transfer or assignment, in one transaction or a series of related transactions, of greater than fifty percent (50%) of the "Common Units" of the Company; or (iii) a merger or consolidation of the Company with, or into, any other entity if the Company is not the surviving entity.

Interest Rate —The interest rate shall be fixed for the term of the Note at 5.00% per annum. Interest will begin to accrue on the day invested funds have been confirmed as received by the Escrow Agent.

Payment of Interest —Interest will be paid by the 15th of the month following each quarter end beginning with the first quarter after the offer closes. Interest shall be payable quarterly on March 1, June 1, September 1 and December 1 (prorated, as appropriate, for any partial months based on the original issue date of the Notes) and if not a business day, the next business day.

Optional Redemption — The Company shall have the right, at its option, to redeem, in whole or in part, any of the Notes for redemption before Maturity, at any time or, in part, from time to time. The Company shall give the Holder not less than thirty (30) days prior written notice of each redemption, specifying the principal amount of the Notes to be redeemed and the redemption date but not including the redemption date. Notice of redemption having been given by the Company as aforesaid, the principal amount of the Note specified in such notice, together with any outstanding interest accrued and unpaid thereon to the date of redemption shall become due and payable on such redemption date.

Provisions Relating to Subordinated Notes and Default Subordination — The Notes are unsecured and subordinated to ALL other present, and potentially future, obligations of the Company except for the Class C Units and the Class D Units. As used herein, the term, "unsecured" generally means that there is no specific collateral to which investors would have recourse to in the event that the company is unable to meet its payment obligations but rather is a general obligation of the business. Without limiting the foregoing and for the avoidance of doubt, the payment obligations and/or indebtedness evidenced by the Notes, including the principal and interest due and payable thereunder, shall be subordinate and junior in right of payment to the prior payment in full of: (i) all existing and future payments owing to any existing, and potentially future, classes of equity of the Company (including, without limitation, the Class A Units, the Class B Units, and the Class E Units) except for the Class C Units and Class D Units; and (ii) all existing claims of creditors of the Company, whether now outstanding or subsequently created, assumed or incurred (collectively, "Senior Obligations"), which shall consist of: (a) the principal of (and premium, if any) and interest, if any, on all indebtedness of the Company for money borrowed from third-parties, including, but not limited to, all obligations to the Company's general and secured creditors; (b) any deferred obligations of the Company for the payment of the purchase price of property or assets acquired by the Company; (c) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, bankers' acceptances, security purchase facilities and similar credit transactions; (d) any capital lease obligations of the Company; (e) all obligations of the Company in respect of interest rate swap, cap or other similar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity contracts and other similar arrangements; (f) all obligations of the type referred to in Clauses (a) through (e) of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; (g) all obligations of the types referred to in Clauses (a) through (f) of other persons secured by a lien on any property or asset of the Company; and (h) any and all amendments, renewals, extensions, modifications, and deferrals of the indebtedness and obligations of the type referred to in Clauses (a) through (g); except that the term "Senior Obligations" does not include (i) the Notes, (ii) any obligation that by its terms expressly is junior to, or ranks equally in right of payment with, the Notes. The Notes are not secured by any assets of the Company and are not covered by a guarantee from any principals, subsidiaries or affiliates of the Company. There are no restrictions upon the Company against creating senior debt or any other indebtedness or ownership interests which may rank on a parity with, or be senior or subordinate to, the subordinated Notes.

Events of Default — The occurrence of any of the following events shall constitute an event of default in the Notes: (i) default for thirty (30) days or more in the payment of interest or principal thereon when due; (ii) the Company shall be adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (iii) the Company shall institute proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or shall make an assignment for the benefit of creditors. Upon the occurrence of an event of default, the Holder may, by written notice to the Company, declare the unpaid principal amount of their

Notes, and interest accrued thereon, to be due and payable immediately without any other demand or notice of any kind.

Valuation — The Notes are a debt instrument and are, therefore, valued based upon their respective original principal amounts. The Company believes that the annual interest rate applicable to the Note is reflective of general market terms for similar securities with a premium over generally available five- year bank notes of deposit to reflect the Company's lack of FDIC insurance and subordinated position.

Voting Rights — The Notes have no Voting Rights. The Notes are a debt instrument and holders of Notes will have no voting rights or other ability to influence any actions of the Company.

Modification and Termination — Pursuant to Regulation CF, the terms of the Offering can be modified or offering canceled up to 48 hours prior to the Close date, consistent with Regulation CF. For further information on this see Appendix 1.

Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF — The Notes being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued except for limited circumstances. After the one year period, any transfer or sale of the Notes must receive prior written consent from the Issuer to ensure accurate records of ownership among other material items. (For further information see Appendix 3 in the Subscription Agreement.)

Appendix 2

Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

The Company's Offering page that can be found on www.raisegreen.com has a Forum section for Crowd and Company Live Questions and Answers!

Appendix 3

Restrictions on the Transfer or Sale Of Securities

Within the First Year after the Purchase

Offeree to contact the Company. Only upon written approval of both the Company and the Offeree will a transfer or sale occur.

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Post the First Year after the Purchase

Offeree to contact the Company. Only upon written approval of both the Company and the Offeree will a transfer or sale occur.

The Company maintains the books and records of all Noteholders for the duration of the Note. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Exhibit B

Funding Portal Agreement

Raise Green, Inc. Issuer Agreement



THIS ISSUER AGREEMENT (the "**Agreement**") is made as of_9/28/2020_____, by and between Raise Green, Inc. a Delaware C Corporation company (together with its affiliates, "**Raise Green")** and _National Energy Improvement Fund_, a _Pennsylvania__ Limited Liability Company LLC (the "**Company**").

RECITALS

WHEREAS, the **Company** desires to raise capital by selling beneficial interests in a certain amount of its capital stock or membership or partnership interests (the "**Securities**") to eligible investors ("**Investors**") in reliance on the exemption under Section 4(a)(6) ("**Regulation Crowdfunding**") of the Securities Act of 1933 (the "**Act**") (the "**Offering**");

WHEREAS, the **Company** has decided to set a minimum funding goal of $10,000 or more (the "**Minimum Offering Amount**")

WHEREAS, Raise Green, Inc. operates a funding portal registered with the United States Securities and Exchange Commission ("**SEC**") and is a member of the Financial Industry Regulatory Authority ("**FINRA**") under Regulation Crowdfunding and FINRA's Funding Portal Rules to make electronic offerings of Securities to Investors under those rules on www.raisegreen.com (the "**Site**") ; and

WHEREAS, the Company wishes to engage Raise Green for the use of the Site to (i) facilitate the ability of the Company to offer and sell beneficial interests in its Securities in connection with such Offerings and (ii) attract Investors to purchase and sell beneficial interests in the Securities issued by the Company in such Offerings.

NOW, THEREFORE, the undersigned, in consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, intending to be legally bound, hereby agree as follows:

1. Appointment.

The Company retains Raise Green and Raise Green agrees to act, as the Company's funding portal intermediary. The Company will furnish to Raise Green, among other things, the information required to complete the SEC Form C, including designating the signatories to such form. The Company authorizes and instructs Raise Green or its agents to file with the SEC the Form C, any amendments thereto, and one or more Form C-Us (as necessary) relating to Company's offering upon sign-off from a single Company officer to be identified to Raise Green in writing. The Company authorizes Raise Green, its affiliates, agents and contractors, to review and perform due diligence in order to meet the obligations of Raise Green under Regulation Crowdfunding. The Company acknowledges and agrees



that Raise Green or its agents will use the information provided by the Company and other sources to perform or obtain reviews of the Company and the Securities as well as required reviews of the background of Company, its affiliates and predecessors and its officers, directors and 20 percent shareholders ("**Bad Actor**" checks) in compliance with Regulation Crowdfunding. The Company agrees that Raise Green and its personnel or agents, including legal counsel, will have sufficient opportunity to review the information in the Form C prior to filing it with the SEC. Once the Form C is filed with the SEC, Raise Green will make the Site available to the Company to commence the Offering, will make information regarding the Offering available for a minimum of 21 days on the Site and post communications concerning the Offering in a manner viewable by the public on the Site. The Company acknowledges and agrees that whether Raise Green permits any offering of securities to be posted on the Site is solely in Raise Green's discretion; and that the posting of any content on its Site shall be at Raise Green's sole and absolute discretion. The Company acknowledges and agrees that it has been advised that: (i) the rights and obligations of the Company and Raise Green pursuant to this Agreement are contingent upon continued membership with FINRA of Raise Green, (ii) Raise Green is not a registered broker-dealer, an investment adviser, or an escrow or transfer agent under applicable federal and state securities laws, (iii) Raise Green will *not* perform any activities other than those permissible pursuant to its registration as a funding portal with the SEC and membership with FINRA, but will refer Company to an appropriately registered provider of such services should that become necessary, and (iv) that the Offering can only be conducted as prescribed in Regulation Crowdfunding. The Company acknowledges and agrees that it has been advised that it is required to have established a means to keep accurate records of holders of its securities, as specified in Regulation Crowdfunding Rule 301(b). Company agrees to permit Raise Green to use the Company's logo and trademarks for permitting secondary trading of the securities offered by the Company, if or at which time Raise Green is further licensed to conduct such exchanges.

2. Information.

(a) Company recognizes that Raise Green may be using and relying upon information (including public and nonpublic information) about the Company and its business, financial condition and plans for the Offering, (the "**Company Information**"), including in performing due diligence. Any Company Information provided to Investors or made available on the Site must be in a form and substance acceptable to Raise Green and its counsel (collectively, the "**Offering Materials**). Company represents and warrants that the Offering Materials and Company Information do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Raise Green shall be entitled to rely upon any representations, warranties or covenants made by the Company, notwithstanding any independent investigation made by Raise Green. If the Company concludes any modifications to the Offering Materials or the Company Information are required after being furnished to Raise Green in order not to contain such untrue statement of a material fact or omission, the Company shall notify Raise Green immediately in the manner prescribed in Section 14 of this

Raise Green, Inc. Issuer Agreement

Agreement. The Company acknowledges that in the case of such modification, investor commitments, if any, may need to be re-obtained and any offering period may need to be extended. Company will cooperate with Raise Green in all actions that Raise Green believes must be taken. Company recognizes and agrees that if it cannot or will not provide Raise Green information it deems material at any stage of the Offering, Raise Green will withdraw from this engagement and terminate the Offering on the Site as it deems appropriate, in its sole and absolute discretion.

(b) Until the date that is two years from the date hereof, Raise Green will keep all Company Information obtained from the Company confidential except: (i) if such information was provided to Raise Green to be included in the Offering Materials and made available on the Site; (ii) if such information is in the public domain as of the date hereof or hereafter enters the public domain without a breach by Raise Green, or was known or became known by Raise Green prior to the Company's disclosure thereof to Raise Green or becomes known to Raise Green from a source other than the Company; or (iii) Raise Green may disclose confidential information to its officers, directors, employees, agents and representatives, including independent contractors, and to Company's other advisors and service providers and will ensure that all such persons will keep such information strictly confidential. No obligation of confidentiality shall apply to information that: (iv) is disclosed by the Company to a third party without restrictions on its disclosure, (v) is independently developed by Raise Green as evidenced by written records, or (vi) is required to be disclosed by Raise Green its officers, directors, employees, agents, attorneys and independent contractors pursuant to any order of a court of competent jurisdiction or a subpoena or investigative inquiry request made by any other governmental body or agency, such as FINRA, the SEC or any state securities regulator, or as may otherwise be required by law; provided that prior to any such disclosure, to the extent legally permissible, Raise Green will notify the Company of such required disclosure to provide the Company time to seek a protective order and, the extent of such disclosure, will be limited to that which is required to be disclosed. Raise Green expressly acknowledges and agrees that any breach or threatened breach of its confidentiality agreements under this Agreement may cause immediate and irreparable harm to the Company that may not be adequately compensated by damages. Raise Green therefore agrees that in the event of such breach or threatened breach, and in addition to any remedies available at law, the Company shall have the right to seek equitable and injunctive relief, in connection with such a breach or threatened breach.

3. Service.

Raise Green agrees to: (i) post the Offering Materials on the Site in connection with the Offering once the Company's Form C has been filed with the SEC; (ii) provide the electronic platform for offer and sale of the Securities, including, for the Offering Materials to be viewed by the public; communications by and among the Company and its representatives and investors (actual or potential); and posting of other Company materials such as videos as Raise Green deems appropriate; and (iii) accept record and confirm investor commitments, open accounts for investors, provide offering updates and confirm each investment's terms and commitments to each investor. This posting on the Site shall be subject



to the Terms of Use and Privacy Policy posted on the Site, which may be amended from time to time. In addition, Raise Green may produce the Offering campaign page (including, but not limited to copywriting, graphic design, and similar services).

4. Compensation.

As compensation for the services provided hereunder by Raise Green, Company shall pay to Raise Green at each closing of the offering a fee consisting of a 5% commission based on the dollar amount received from US investors in the Offering for ACH and wire payments, 5% commission based on the dollar amount received from credit card payments, 5% commission based on the dollar amount received from International investors for ACH and wire payments and 5% commission based on the dollar amount received from International credit card payments. Fee is paid in cash upon disbursement of funds from escrow at the time of each closing. Payment will be made to Raise Green directly from the escrow account maintained for the Offering. The Company acknowledges that pursuant to Regulation Crowdfunding, Raise Green is responsible for providing instructions to the escrow agent for distribution of funds held pending completion or termination of the Offering.

Please see Appendix A for full payment terms.

Company agrees that the commission reflects additional onboarding costs absorbed by Raise Green, Inc. related to assistance in completing the siting, permitting, terms, legal and financial needs of Raise Green onboarding. Raise Green will introduce Company to onboarding professionals who do not work for Raise Green and who are independent consultants who may enter into separate engagements with Company. Raise Green does not give legal or accounting advice and Raise Green is not responsible for any advice or actions taken by those consultants or enterprise partners.

The compensation covers the following: Platform listing fee, initial Form C filing, Form C-U filing, escrow services, incoming ACH, wire and check fees, outgoing wire fees and costs associated with investor Anti-Money Laundering (AML) review. The fee does not include the North Capital Private Securities escrow cash management flat fee of $500, which is payable to North Capital Private Securities, Bad Actor Checks, or Form C Amendments. Please see Appendix A for a full list of these fees.

5. Term of Engagement.

This Agreement will remain in effect for six months from the date hereof (the "**Termination Date**"). The parties hereto may terminate this Agreement at any time by written consent. The Agreement will automatically renew for as long as the offering is open, with the same conditions as the initial term. Raise Green reserves the right, in its sole discretion, to terminate this Agreement prior to the Termination Date and upon prior written notice to the Company. Notwithstanding the foregoing, in the event that Raise Green is no longer a member of FINRA, the Company shall have the right, in its



sole discretion, to immediately terminate this Agreement prior to the Termination Date upon prior written notice to Raise Green.

6. Indemnification.

Company will defend, indemnify, and hold harmless Raise Green and its affiliates officers, directors, employees, agents and contractors from and against any and all claims, losses, damages, and liabilities, joint or several, or actions, including shareholder actions, in respect thereof related to or arising directly or indirectly out of the: (i) provision of the services contemplated hereunder (provided there is no material breach in such provision by Raise Green); (ii) breaches of representations, warranties and covenants of the Company set forth in this Agreement; and (iii) any untrue statement of a material fact or omission of a material fact necessary in order to make the statements in the Offering Materials or the Company Information, in light of the circumstances in which they were made, not misleading. The Company shall assume the defense of such action, including the employment and fees of counsel reasonably satisfactory to Raise Green and payment of reasonable and accountable expenses. Raise Green will defend, indemnify, and hold harmless Company and its affiliates officers, directors, employees, agents and contractors from and against any and all claims, losses, damages, and liabilities, joint or several, or actions, including shareholder actions, in respect thereof related to or arising directly or indirectly out of: (i) any material breach in the performance of the services contemplated hereunder; and (ii) breaches of representations, warranties and covenants of Raise Green set forth in this Agreement. Raise Green shall assume the defense of such action, including the employment and fees of counsel reasonably satisfactory to Company and payment of reasonable and accountable expenses.

7. Representations, Warranties and Covenants.

The Company represents and warrants to Raise Green, and agrees that:

(a) it has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder;

(b) this Agreement has been authorized and executed and constitutes a legal, valid and binding agreement of the Company enforceable in accordance with its terms;

(c) it has not taken, and agrees that it will not take, any action, directly or indirectly, so as to cause the Offering to fail to qualify for the exemption from registration under Section 4(a)(6) of the Securities Act, and will notify Raise Green of any securities offerings conducted within the past 12 months through the termination of this Agreement;

(d) nothing in the Offering Materials, the Company Information, the Form C filed with the SEC or any communications made with respect to the Offering (collectively, the "Issuer Information") contains

10219687v3



any misleading statement of a material fact or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

(e) The Company understands and agrees that is any event occurs or circumstance arises that creates an obligation to update the Issuer Information, then Company must update such information in accordance with applicable federal securities laws and provide Raise Green immediately with a copy of such update

(f) The Company understands and agrees that Company is fully responsible for the accuracy of any information that Company uploads to the Site, and Company is fully responsible for any and all consequences and claims related to any investment that is made in Company through the Site in reliance on such information.

(g) the Company will secure legal counsel to review all Offering Materials and related materials consistent with the Company's representations in this Agreement;

(h) all representations and warranties provided to investors in the Offering are hereby extended and made applicable to Raise Green;

(i) it will provide Raise Green all information necessary for Raise Green to comply with its obligations under Regulation Crowdfunding;

(j) until such time as this Agreement is terminated, Raise Green shall be the sole and exclusive intermediary for this Offering; and

(k) the Company shall prominently disclose and provide details on any "Irregular Use of Proceeds" in an amount over $10,000 on both its campaign page and in the use of proceeds section of the Form C. Irregular Use of Proceeds includes but is not limited to the following: vendor payments and salary made to any executive officer or family, friend or relative of such officer; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter- company debt or back payments.

(l) Company understands that the offer and sale of Securities—including, without limitation, stock, options, convertible debt, warrants and other similar instruments—is regulated by federal and state law and regulation (including non-U.S. securities laws and regulations if Company's Securities are offered and sold in transactions outside the United States) ("Securities Laws"), and that if Company uses the services available through the Site to conduct any transaction involving Securities, Company must do so in compliance with applicable Securities Laws and all other applicable laws.

(m) the Securities offered and sold in this Offering are duly authorized, validly issued, fully paid and nonassessable.

Raise Green, Inc. Issuer Agreement



(n) Company understands that Raise Green makes no representation or warranty that transactions conducted through the Site will be in compliance with applicable Securities Laws, including state blue sky laws, except for Raise Green's liability in connection with its role as an Intermediary under Regulation Crowdfunding, which may, at the time of the Company's Offering, include exemption from state blue sky laws. Company acknowledges that use of the Services available through the Site to conduct any transaction involving securities does not constitute compliance with applicable Securities Laws, and may violate applicable Securities Laws in certain jurisdictions.

(o) Company agrees to sell the Securities to Investors through the Intermediaries on the Platform in accordance with Regulation Crowdfunding, any Form C filed with the SEC and the terms of the Offering.

(p) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

(q) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

(r) The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940.

(s) The Company is not ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

(t) The Company has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

(u) The Company is not a development stage company that (i) has no specific business plan or (ii) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

8. Press, Marketing and Communication.

The parties hereto agree that Raise Green or Company shall have the right to reference the Offering and the role of Raise Green in any marketing materials and on Raise Green's website, and to place advertisements in financial and other newspapers and journals, in each case, at Raise Green's or Company own expense and to use Raise Green's or Company's logo in such content. The Company acknowledges that Raise Green also has the right to utilize the email database of its investors for the



purposes of marketing and promotion. Raise Green has the right to publish all campaign statistics, the campaign tombstone and keep the campaign page public for an undetermined amount of time. These marketing privileges do not expire with the termination of the agreement. All marketing efforts and communications by either party shall be made in compliance with the applicable Regulation Crowdfunding rules. Any advertising for the Capital Raise for the Offer conducted by the Company must include the Raise Green logo. Raise Green shall provide appropriate placements and sizes and provide a link to the artwork options.

The Company acknowledges that they have the responsibility to respond to comments from the community of investors and potential investors in an appropriate fashion. Raise Green has the responsibility to remove any comments as detailed in its Terms and Conditions.

9. Parties; Assignment; Independent Contractor; No Legal, Accounting or Tax Advice.

This Agreement has been and is made solely for the benefit of the Company and Raise Green and their respective successors and assigns. Nothing contained in this Agreement will confer any rights upon, nor will this Agreement be construed to create any rights in, any person who is not party to such Agreement. The rights and obligations of the parties under this Agreement may not be assigned without the prior written consent of the other parties hereto and any other purported assignment will be null and void. Raise Green has been retained under this Agreement as an independent contractor, and it is understood Raise Green shall not be considered to be the agent of the Company for any purpose whatsoever other than as described herein and in other binding written agreements. Raise Green is not granted any right or authority to assume or create any obligation or liability, express or implied, on the Company's behalf or to bind the Company in any manner whatsoever other than as described herein. The Company acknowledges that Raise Green has not provided accounting, tax or legal advice and hereby acknowledges that Company has been advised to seek its own advisors with respect to such topics.

10. Choice of Law.

This Agreement shall be construed and interpreted in accordance with the laws of the State of Massachusetts, without giving effect to its laws, rules and judicial decisions regarding conflict of laws or choice of law.

11. Resolution of Disputes; Arbitration

Any claim, controversy or dispute that may arise between the parties concerning the construction, performance or breach of this Agreement and any other agreement with Raise Green, or any agreement, consent or instrument required to be delivered pursuant to the terms of this Agreement, shall be resolved by binding arbitration held in Wilmington, Delaware before a FINRA arbitration



panel in accordance with FINRA's then applicable rules. Judgment upon the award rendered may be entered into in any court, state or federal, having jurisdiction. This agreement to arbitrate does not entitle any party to obtain an arbitration of claims that would be barred by the relevant statute of limitations if such claims were brought in a court of competent jurisdiction. If at the time a demand for arbitration is made or an election or notice of intention to arbitrate is served, the claims sought to be arbitrated would have been barred by the relevant statute of limitations or other time bar, any party to this Agreement may assert the limitations as a bar to the arbitration by applying to any court of competent jurisdiction. Any issues relating to the application of a statute of limitations or other time bar are referable to such a court. The failure to assert such bar by application to a court, however, shall not preclude its assertion before the arbitrators. Service of process by registered or certified mail return receipt requested at each party's respective place of business shall be good and sufficient service of process.

12. Securities and Other Law Compliance.

The Company, at its own expense, will use reasonable efforts to comply with the applicable federal or state securities laws or under any applicable foreign jurisdiction pertaining to the Offering.

13. Exclusivity.

The Offering will be exclusively offered and/or sold to eligible investors through Raise Green's website at www.raisegreen.com (the **"Site"**) and not through any other intermediary. In addition to the Offering, Raise Green and its respective affiliates, may engage in other business activities.

14. Notices.

Any notices required by this Agreement shall be in writing and shall be addressed, and delivered or mailed postage prepaid, or faxed or emailed to the other parties hereto at such addresses as such other parties may designate from time to time for the receipt of such notices. Until further notice, the address of each party to this Agreement for this purpose shall be the following:
If to Raise Green:

> Raise Green, Inc.
> 444 Somerville Ave.
> Somerville, MA 02143
> 831-588-2191
> Franz Hochstrasser, CEO
> Franz@raisegreen.com

Raise Green, Inc. Issuer Agreement



If to Company:

	National Energy Improvement Fund, LLC
Company Name:	
Company Address:	1005 Brookside Road, Suite 200, Allentown, PA 18106
Tel:	610-737-4977
Attention:	Peter Krajsa
Email:	pkrajsa@neifund.org

15. Disclaimer.

The Company acknowledges and agrees that its use of the Site is solely and entirely at its own risk. Except as specifically provided for herein, neither Raise Green nor any other party involved in creating, producing, or delivering the Site shall be liable for any direct, incidental, consequential, indirect or punitive damages arising out of access to, or use of, the Site. In addition, the Company acknowledges that it will be solely responsible and accountable for all of the Offering Materials posted on the Site. It is expressly understood that none of the services provided by Raise Green, as set forth in this Agreement, shall be deemed to be legal advice, tax or accounting advice or services by Raise Green of a nature that would require Raise Green to register as a broker-dealer or investment adviser. The Company has been advised to and agrees that it shall consult its own legal counsel to independently determine whether use of the Site, and the Offering materials posted on the Site and used in the Offering comply with applicable laws, rules and regulations.

16. Validity.

In case any term of this Agreement will be held invalid, illegal or unenforceable, in whole or in part, the validity of any of the other terms of this Agreement will not in any way be affected thereby.

17. Terms of Service

The Terms of Use are incorporated by reference into this Agreement. Company has read and agrees to the Terms of Use, and Company understands that the Terms of Use govern Company's use of the Site and the Services (terms not defined herein are defined in the Terms of Use).

18. Entire Agreement Counterparts; Amendments.

This Agreement is the final, complete, and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior or contemporaneous communications and understandings between the parties. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged. This Agreement may be executed in counterparts and each of such counterparts will for all purposes be deemed to be an original, and such counterparts will together constitute one and the same instrument.

Raise Green, Inc. Issuer Agreement



[Signature Page Follows]

Raise Green, Inc. Issuer Agreement



IN WITNESS WHEREOF, the parties hereto have caused this Agreement (Raise Green Inc Issuer Agreement) to be executed and delivered by their duly authorized officers as of the date hereof.

Raise Green, Inc.



Signature: ______________________

Name: Franz Hochstrasser

Title: CEO and Co-Founder

Company: National Energy Improvement Fund, LLC

Signature: DocuSigned by: Peter Krajsa
9BA7E43B8CCF4C0...

Name: Peter Krajsa

Title: Managing Member

Raise Green, Inc. Issuer Agreement



APPENDIX A Other Fees

Raise Green intends to engage escrow services with North Capital Private Securities (NCPS) in an account held at TriState Bank.

<u>NCPS Fees.</u>

Escrow Administration Fee:	$500 set up
Out-of-Pocket Expenses:	Billed at cost
Check Disbursements:	$10.00 per check (incoming/outgoing)
Transactional Costs:	$100.00 for each additional escrow break
	$100.00 per escrow amendment
Wire Disbursements:	$25.00 per domestic wire (incoming/outgoing)
	$45.00 per international wire (incoming/outgoing)

The Escrow Administration Fee is payable upon execution of the escrow documents – please. In the event the escrow is not funded, the Fee and all related expenses, including attorneys' fees, remain due and payable, and if paid, will not be refunded. Annual fees cover a full year in advance, or any part thereof, and thus are not pro-rated in the year of termination.

The fees quoted in this schedule apply to services ordinarily rendered in the administration of an Escrow Account and are subject to reasonable adjustment based on final review of documents, or when NCPS is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Services in addition to and not contemplated in this Escrow Agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses.

Extraordinary fees are payable to NCPS for duties or responsibilities not expected to be incurred at the outset of the transaction, not routine or customary, and not incurred in the ordinary course of business. Payment of extraordinary fees is appropriate where particular inquiries, events or developments are unexpected, even if the possibility of such things could have been identified at the inception of the transaction.

Unless otherwise indicated, the above fees relate to the establishment of one escrow account. Additional sub- accounts governed by the same Escrow Agreement may incur an additional charge. Transaction costs include charges for wire transfers, checks, internal transfers and securities transactions.

10219687v3

Appendix 4

Supporting Materials



Expanding Affordability and Igniting Contractor Growth

For Energy Efficient and Resilient Homes & Buildings





U.S. DEPARTMENT OF ENERGY HOME IMPROVEMENT EXPERT™

Certified B Corporation — This company meets the highest standards of social and environmental impact

NEIF National Energy Improvement Fund



NEIF - Financing for Energy Efficiency & Resilience

With a heritage dating to 1947 (AFC First), NEIF was organized as a **for-profit Benefit Corporation**, commencing operations in July 2018.

Providing fair and transparent **financing for essential energy and resilience improvements** like HVAC, roofing, lighting & battery storage.

Delivered through **partnerships** with contractors, distributors, manufacturers, utilities and governments.

Supervised as a **consumer lender** and servicer in 21 states and operating its **commercial financing** platform nationally.

Acquired the **MyStrongHome fin-tech platform** in May 2020, providing financing and insurance services to the growing resilience market in the Southeast U.S.

Earned **Certified B Corporation**® status and was named a Home Improvement Expert Partner by the U.S. Department of Energy in 2019.

About the
National Energy Improvement Fund, LLC



NEIFUND.ORG



NEIF's Leadership and Expertise

Through decades of experience NEIF has an unparalleled mix of energy, lending, compliance and regulatory know-how.



PETER KRAJSA
CO-CHAIR

Previously CEO of AFC First, a groundbreaking energy efficiency lender founded in 1947 with over 6,000 participating contractors, creators of Pennsylvania's Keystone HELP, the national Energy Loan program, and many other market-based and state- and utility-backed financing programs. He successfully sold AFC First to Renew Financial, the creator of PACE financing, in 2015. Over 30 years of industry experience.



MATTHEW BROWN
CO-CHAIR

Founder and Principal of Harcourt Brown & Carey and HBC Energy Capital, the nation's top designer of energy finance programs for states and utilities including California, Michigan and many others. Over 25 years of industry experience.



NEIF's Leadership and Expertise



LAURA NELSON
COO

Previously CFO of AFC First, and VP of Renew Financial and Deutsche Bank, she was instrumental in the creation of the national Warehouse for Energy Efficiency Lending and has been involved in financial management, operational controls, process improvement and regulatory and investor compliance. Over 20 years of industry experience.



MARGOT BRANDENBURG
Senior Advisor, MyStrongHome

Founder of MyStrongHome, with years of experience in mission-driven business and non-traditional finance. She is currently a Senior Program Manager in the mission's investment team at the Ford Foundation and was formerly Senior Associate Director at the Rockefeller Foundation. She is the co-author of the book *The Power of Impact Investing*. Over 10 years of industry experience.



NEIF's Leadership and Expertise

TESSA SHIN
VP LENDING
AND PROGRAMS



Former Director of Lending and Programs at AFC First and Renew Financial. 15+ years of industry experience.

RANDY BAK
SR. DIRECTOR,
BUSINESS DEVELOPMENT



Experienced national dealer and channel sales professional formally with Renew Financial, Toshiba, and other technology companies.

GREG BURNS
DIRECTOR,
BUSINESS DEVELOPMENT



Previous channel development for Renew Financial and AFC First. Extensive energy industry experience with StarGas and others.

HEATHER BRAITHWAITE
VP COMMERCIAL FINANCE

Led state and utility engagements to establish finance programs while at Harcourt Brown and Carey; Operated NEIF and HBC Energy Capital commercial finance programs; 10+ years of industry experience.

BRIDGETTE DALEY
DIRECTOR,
BUSINESS DEVELOPMENT



Senior banking and mission –driven consumer lending executive and contractor marketing expert.

ELEANOR KITZMAN
ADVISOR, MYSTRONGHOME

Former state insurance commissioner in Texas and South Carolina.

TERI STOFFEY
VP ACCOUNTING
AND SERVICING



Former Accounting Manager at Renew Financial; Former Director of Process and Reporting at AFC First; 10+ years of industry experience.

LES ROBERTSON
DIRECTOR,
INSURANCE SERVICES



NEIF-MSH Insurance LLC

Over twenty years in property and casualty insurance management.



NEIF's **Mission & Differentiation**

NEIF's business is built on four pillars.



Simplicity

Uncomplicated products and processes. We make financing easy and fast.



Transparency

Financing options with clear terms and no hidden costs to customers or contractors.



Trust

Third-party certified to meet the highest standards of for compliance, social, environmental focus, and fair lending practices.



Expertise

Years of innovation in energy & resilience financing with broad industry perspective.



NEIF's **Primary Products**

NEIF finances essential products and services.



Lending to Consumer and Commercial Customers

Loan origination and servicing for efficient HVAC, resilient windows & roofs, lighting, battery storage and other efficiency & resilience upgrades

Program Administration Services

Portal technology, loan servicing and origination for governments, utility, other sponsors & their contractor networks



Bridge Financing for Contractors

Advance funding programs to cover contractor short-term capital needs with rebate advance payments, working capital and related funding



Property Insurance Based on Resilience

Insurance services for homeowners which provide reduced premiums after resilience upgrades such as roofs that are fortified against hurricane-force winds







Investing in the National Energy Improvement Fund

The National Energy Improvement Fund, LLC combines a strong **business case** for investment with an excellent **mission case** for that investment.



National Energy Improvement Fund

Financing the Transition to an Energy Efficient and Resilient Economy

50,000

Projected energy improvements financed over next 5 years



Each financed energy improvement is comprised of approximately 2.5 individual improvements

670 to 2,000

Projected increase in NEIF-Approved Contractors in plan, largely small businesses from now to 2026



2020-2021 Key Initiatives

- Relaunch of Keystone Home Energy Loan Program with Pennsylvania Treasury
- Acquisition and integration of MyStrongHome resilience lending and property insurance platform and expansion into Southeast U.S.
- Release of new commercial energy financing portal and origination system
- Expansion of NEIF's support to contractors with new rebate advance funding, working capital funding, on-bill finance program funding and other capital advances

120,000

Estimated Metric ton reduction in carbon resulting from financed improvements over next 5 years*



epa.gov/energy/greenhouse-gas-equivalences-calculator Estimate based on 10% annual energy savings over baseline on electric consumption of average home.

Energy & Resilience Residential Loan Servicing Book



2019 Actual	2020	2021	2022	2023	2024	2025	2026
$18M	$38M	$77M	$117M	$161M	$214M	$270M	$322M



Loan Volume Up, Performance Stays Strong

In uncertain times, **Borrowers** are choosing the security & stability of fixed payment options vs promotional financing. **Contractors** are choosing to eliminate or minimize financing fees.

- NEIF has seen record application growth, while loan performance has remained steady.



Residential application trend Jan 2019-June 2020



Residential portfolio comparison June 2019 vs June 2020



Loan Origination Volume

Loan volume is based on the number of Approved Contractors who offer NEIF financing to their customers, the average applications per contractor and the "pull-through" ratio.

- Contractors align with NEIF directly or through partnerships with distributors, manufacturers, utilities or trade associations.

	2019 Actual	2020	2021	2022	2023	2024	2025	2026
RESIDENTIAL								
Approved Contractors	600	1,113	1,268	1,414	1,553	1,741	1,846	1,965
Brokered Units		79	145	163	184	207	233	263
Brokered $		$1,180,668	$2,169,044	$2,446,080	$2,754,111	$3,103,401	$3,496,990	$3,940,496
Funded Units	907	3,457	6,281	7,341	8,586	10,379	11,763	12,355
Funded $	$6,327,090	$26,543,086	$50,536,913	$59,968,890	$71,639,201	$88,819,666	$101,873,726	$106,900,126
EOY Portfolio Units	3,802	6,256	10,757	15,405	20,379	26,163	32,243	37,865
EOY Portfolio $	$17,939,556	$38,788,161	$77,449,875	$117,787,296	$161,885,914	$214,488,312	$270,349,994	$321,772,007
COMMERCIAL								
Brokered Units	46	220	543	720	768	768	768	768
Brokered $	$3,000,862	$7,700,000	$19,005,000	$25,200,000	$26,880,000	$26,880,000	$26,880,000	$26,880,000
Funded Units		167	679	900	960	960	960	960
Funded $		$7,487,500	$30,842,400	$40,896,000	$43,622,400	$43,622,400	$43,622,400	$43,622,400
EOY Portfolio Units		132	505	761	890	935	951	957
EOY Portfolio $		$3,243,086	$7,514,025	$9,790,054	$11,053,991	$11,420,664	$11,549,731	$11,595,162

NEIF
National Energy Improvement Fund



Loan **Servicing Portfolio**

NEIF earns recurring revenue on its loan servicing portfolio and retainer contracts, and transaction fee revenue on loan placement, insurance commissions and other services.

- Strong Credit: The average credit score for all energy and resiliency funded loans by NEIF to date is 737. Annual charge-offs are historically less than 1%.

Year	Amount
2019 Actual	$17,939,556
2020	$42,031,248
2021	$84,963,899
2022	$127,577,350
2023	$172,939,905
2024	$225,908,976
2025	$281,899,725
2026	$333,367,169

Investing in NEIF
The Business Case



NEIFUND.ORG

14



Investing in NEIF: The Business Case

We are built on **a strong foundation.**

- Our management team is made up of energy finance **veterans,** with decades of industry and innovation and a lending legacy dating to 1947.

- The team has completed over **$800MM** in energy lending.

- We successfully **raised over $4 million** in first stage capital from energy funds and individuals, including an investment by management of over $1.25 million

With **established and growing** business lines

- $19 million in loans being serviced as of June 2020

- Almost 5,000 completed energy efficiency projects as of June 2020

- A contractor network of over 700 qualified companies as of June 2020

- A dozen retainer relationships with major utilities as of June 2020

And geared for the **future.**

- We combine secure **state of the art compliant systems and proprietary technology** for origination, servicing, reporting and delivery.

- Our **revenue** models are built for both **stability** and **growth.**



Investing in NEIF: The Business Case

We take this business **seriously**. NEIF is…

- A **licensed and regulated** consumer lender under physical supervision of the PA Department of Banking and numerous other state banking agencies.

- Authorized for consumer lending in **21 states**, and commercial lending in all states.

- **Fully audited** with ongoing and annual CPA review of financial statements, processes and procedures.

- Certified as a Home Improvement Expert™ **partner** by the **U.S. Department of Energy.**

- Fully **compliant** processes for loan origination, servicing and payment processing and integrated SAS-compliant software.



Investing in NEIF: The Business Case

Our **competitive position** is strong.

- NEIF is a **trusted brand** among contractors that seek a transparent, monthly payment option for customers.

- We are **well-known** in the energy industry and work closely with utilities, state green banks, state energy offices, utility program implementers and others.

- Our company leadership has worked in the finance industry for over **25 years+** each and has built a strong reputation in the banking and lending community

- NEIF and its predecessor companies have prospered during times of economic adversity because of our commitment to **simplicity, compliance, and transparency.**



Investing in NEIF: The Business Case

We have a **strong & diverse revenue base from two revenue categories:**



Recurring Revenue

Stream income from **ongoing life-of-loan servicing** and program management spreads. NEIF currently owns service rights on a growing portfolio of over **4,000 loans** with little to no credit risk as that is born by pre-committed external capital.

Monthly contractual retainer revenue as the finance partner for **major utilities** including AEP Ohio, Eversource, Orange and Rockland, Sacramento Municipal Utility District, Xcel Energy and others.



Transaction Fee Revenue

Transaction fees paid upon funding of commercial energy improvements and contractor working capital credit lines.

Processing fees and profit participation for **advance funding of rebates to contractors.**

Insurance Commissions for homes with hurricane resistant roofing

NEIF
National Energy Improvement Fund

Certified **(B)** Corporation



Investing in NEIF: The Business Case



Explaining **Recurring** Revenue

- NEIF originates loans and sells into pre-committed capital pools. NEIF retains ownership for the life of the loan, of a **loan servicing spread** for account management, payment processing, collections and reporting and a **program management spread** for contractor management, training, improvement qualification and reporting. These spreads range from 1.5% to 4% of the loan portfolio depending on level of services.

- NEIF receives **monthly retainers from utilities and other programs.** Services include management of lending activities for a utility's commercial and small business initiatives and range from $1,000 monthly to $5,000 monthly depending on the level of service.

- NEIF provides **premium subscription services** to contractors for preferred access to sales tools, NEIF's proprietary financing portals and additional marketing services.

$25M = $2M

A $25 million servicing portfolio generates about $2 million in lifetime servicing revenue

$25 million in loans originated results in $2.088 million in servicing revenue based on a 87 month average life and 2.49% spread.





Residential Financing: **Case Study**

The home improvement market continues to grow.



The Home Remodeling Market Has Grown More than 50 Percent Since the Recession Ended

Billions of Dollars

Source: JCHS analysis of US Department of Housing and Urban Development (HUD), American Housing Surveys and Rental Housing Finance Surveys; US Department of Commerce, Retail Sales of Building Materials; US Census Bureau, Surveys of Residential Alterations and Repairs (C-50); and National Apartment Association (NAA), Surveys of Operating Income & Expenses.

- Homeowner Improvements
- Homeowner Maintenance
- Rental Improvements
- Rental Maintenance







Residential Financing: **Case Study**

NEIF provides, fixed rated, unsecured, point-of-purchase financing for most installed products that improve a **home's energy efficiency, health, resilience or comfort**, installed by Approved Contractors.

- Air Conditioning (Central) - Any efficiency rating
- Furnaces & Boilers – All Fuels - Any efficiency rating
- Heat Pumps - Any efficiency rating
- Gas Line Extension
- Generators
- Geothermal - Any efficiency rating
- Electrical Work
- Kitchens & Baths
- Lighting & Controls
- Plumbing Work
- Solar
- Tank Removal & Replacement
- Water Heaters – All Fuels - Any efficiency rating
- Water Treatment





- Air Sealing & Insulation
- Awnings & Shading
- Carpet, Flooring, Tile
- Roofing - Any efficiency rating
- Siding - Any efficiency rating
- Windows & Doors - Any efficiency rating
- Other Energy Improvements - Case by case



Residential Financing: **Case Study**

- The annual home improvement market is $250 billion.
- 15% of this is financed with point of purchase financing.
- NEIF's principal competitors like Synchrony, GreenSky and EnerBank focus on short term promotional financing programs ("Zero %) with high costs to the contractors.
- NEIF focuses on transparent, fixed rate installment financing with no cost to the contractor.
- NEIF required share of the market to hit its planned maximum volume is a 0.25% (less than quarter of 1 percent)



CREDIT CARD BUYER
NEIF
National Energy Improvement Fund
TRUE MONTHLY PAYMENT BUYER
PROMO/ STANDARD DEALER FINANCING BUYER
CREDIT CHALLENGED BUYER



Investing in NEIF: The Business Case



Explaining **Transaction Fee** Revenue

- NEIF originates commercial transactions (and soon residential loans) for financing products provided by third-party lenders that enhance NEIF's product offerings. Examples are features such as larger loan amounts or different financing structures like commercial PACE, PPAs , working capital lines of credit for contractors and certain types of lease arrangements. NEIF receives a **funding transaction fee** of 1% to 4% of the loan amount.

- NEIF earns **processing fee revenue and profit participation** for advance payment to contractors for utility and government rebates through its interest in RB Funding, LLC (Rebate Bridge).

- NEIF-MSH Insurance, LLC, a wholly-owned subsidiary of NEIF, is a property & casualty insurance agency that earns **insurance commissions on homeowner insurance premiums** for policies associated with the MyStrongHome program for resilient home improvements such as roofing. Plans are underway to broaden the carriers, programs and footprint of the agency.



Investing in NEIF: The Business Case

We have built the **foundation to grow.**

- **New loans** come primarily through contractors that sell their product using NEIF financing. As of June 2020 NEIF's current approved contractor list is over 700 companies.

- NEIF is now **licensed** or authorized to make consumer loans in **21 states** and commercial loans in all **50 states.**

- NEIF currently operates **special programs** in partnership with state government and utilities in Maine, California and Pennsylvania. The programs provide subsidy capital and add an additional element of trust to NEIF's program offerings.

- NEIF maintains exclusive partnerships with **manufacturers, distributors, and trade associations** such as Energy Kinetics, Rheem distributors, Building Performance Association, and Pearl Certification to provide financing to their customers and members.

- **Unmatched technology:** NEIF's proprietary commercial finance portal features custom-branded finance proposals, customer pre-screen, rate buy-downs, sponsor-specific project tracking and ability to fund projects via multiple different lenders. NEIF is integrating this advanced technology into in its established residential lending and reporting systems.



Investing in NEIF: The Business Case

Our **growth is sustainable**, even in an uncertain economy.

- NEIF's business is built on financing to **essential equipment** in homes (i.e. HVAC, roofing) and businesses (e.g. lighting, HVAC).

- NEIF is closely allied with **strong partners** that will have a continuing need for NEIF partnership (e.g. energy utilities that are required to meet efficiency goals).

- NEIF's business is diverse, yet focused on energy **and** resilience:

  - Consumer energy efficiency lending

  - Commercial/Non-profit energy efficiency and renewable energy lending

  - Resilience financing, with acquisition of MyStrongHome

  - Insurance for resilient home improvements



Investing in NEIF
The Mission Case



Investing in NEIF: The Mission Case

We make energy and resilience improvements **affordable.**

- NEIF serves all income levels including **low-moderate income** borrowers – representing 50% of the NEIF loan portfolio AND maintains an industry-leading **low delinquency rate.**

NEIF 30-day past-due loans as of 06/30/20 are less than .50% of portfolio vs. the national average of 2.47% https://www.federalreserve.gov/releases/chargeoff/delallsa.htm

Percentage of Loans Made based on Area Median Income				
<=50%	**51%-80%**	**81%-100%**	**100%-120%**	**>120%**
5.78%	17.59%	14.82%	11.99%	49.82%

We focus on **environment** and **climate.**

- Every NEIF loan **reduces carbon emissions** and **energy costs.**

- 64% of NEIF's loans have been for efficient heating, cooling and related improvements and 36% have been for insulation and other energy and resiliency measures.

- A typical financed residential project reduces energy use by 5-10% and commercial energy use by 15% or more. NEIF has completed almost 5,000 residential projects and commercial projects. https://www.energy.gov/energysaver/articles/how-much-can-you-really-save-energy-efficient-improvements https://www.energystar.gov/buildings/facility-owners-and-managers/existing-buildings/save-energy/find-cost-effective-investments



Investing in NEIF: The Mission Case.

We prioritize **resilience.**

- NEIF recently completed the **acquisition** of MyStrongHome.

- The MyStrongHome platform finances and leverages discounts on insurance premiums for home roofing, windows, and exteriors against hurricanes and other extreme weather events.

- NEIF provides resilience financing for **battery storage, generators** and, **related improvements.**

- NEIF is providing battery storage financing as a resilience measure against California wildfires.





Investing in NEIF: The Mission Case

We support **small businesses** & **job development.**

- The vast majority of NEIF's contractor customers are small businesses. NEIF helps small businesses grow by:

- Offering **loans to customer of NEIF's Approved Contractor** to help increase contractor sales.

- **Providing training** to contractors to help them use finance as a tool to increase their sales.

- **Supplying working capital and advance funding** to small business contractors to help them meet cash flow challenges.

We meet **high social & environmental standards.**

- We are the only specialized improvement lender that is third party certified as a **Benefit Corporation** by B-Labs.

- "Certified B Corporations are a new kind of business that balances purpose and profit. They are legally required to consider the impact of their decisions on their workers, customers, suppliers, community, and the environment." Learn more at: https://bcorporation.net/



Doing Business the Right Way – **B Corp Certified**

The National Energy Improvement Fund was organized as a public benefit LLC. NEIF went through additional assessment and scrutiny to be designated as a **Certified B Corporation®**, by the international certification board.

Certified B Corporations® (B Corps™) meet the highest verified standards of social and environmental performance, transparency, and accountability in five categories: governance, workers, customers, community, and the environment.

B Corp™ Certification is a highly selective status. Companies must document their positive impact to qualify and undergo verification every three years to maintain their Certification.

NEIF is also an approved **Home Improvement Expert™ Partner** of the **U.S. Department of Energy.**





Certified B Corporation®

This company meets the highest standards of social and environmental impact

Home Improvement Expert™ Partner

U.S. DEPARTMENT OF ENERGY

NEIF's **Positioning** for and **Response** to Current Market Conditions





NEIF's **Strong Position** for Uncertain Economic Times

Current Revenue is Potentially Insulated from Economic Downturns.

- Over 75% of NEIF's revenues are based on long-term servicing contracts and retainers from dependable parties; these monthly revenues are locked in for multiple years.

- Since the advent of the COVID 19 crisis, we have seen no measurable effect on delinquency or requests for loan deferrals.

- NEIF's predecessor, AFC First, experienced the 2008 downturn with almost no change in loan portfolio performance, maintaining an annual charge-off rate of less than 1% throughout the financial crisis.

Revenue **Growth is Potentially Downturn-Resistant**

- NEIF funds **essential** projects for homes (HVAC, roofing), businesses (lighting and other business-critical functions, resilience (responding to hurricane or wildfire). These projects will **thrive** in economic downturns.

- NEIF project volume has continued to grow since the pandemic – further validating NEIF's position in the market.



Disclosures

Disclosures

- You should not invest any funds in this offering unless you can afford to lose your entire investment.

- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

- These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission (SEC) does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration or otherwise qualify for any potential exemption.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "likely" "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

Past performance is not a guarantee of future results.





Appendix 5

Offering Page Content

$0.00 raised

Maximum $250,000.00
Target $10,000.00

0
Investors

91
Days Left

Start date: October 1, 2020
End date: December 31, 2020

INVEST


NEIF
Financing the Transition to Efficient and Resilient Homes & Buildings

- Overview
- Investment
- Team
- Photos
- Documents
- Updates
- FAQ
- Forum
- Risks & Disclosures

Overview


Help finance the transition to efficient and resilient homes and buildings
5.00%
$1,000 MINIMUM
CLIMATE ACTION INVESTMENT NOTES
FIVE YEAR SUBORDINATED
NEIF
National Energy Improvement Fund
Certified B Corporation
NATIONAL ENERGY IMPROVEMENT FUND

Investment Terms

Coupon Rate: 5.00% per year, interest paid quarterly
Maturity Length: 5 years (01/01/2025)

Climate Action Investment Notes
Offered in Principal Incremental Amounts of $1,000
Target Offering Amount of $10,000 to a Maximum Offering Amount of $250,000
10 to 250 Unsecured Subordinated Debt Notes

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

The Company



BENEFIT & IMPACT KEY PERFORMANCE INDICATORS THROUGH AUGUST 2020

$20,372,119
EFFICIENCY AND RESILIENCE LOAN SERVICING PORTFOLIO

4,056
LOANS BEING SERVICED

4,866
TOTAL PROJECTS

48.87%
PERCENTAGE LOW/MODERATE INCOME

70%
PERCENTAGE OF PROJECTS FOR HVAC & EFFICIENCY

30%
PERCENTAGE OF PROJECTS FOR RESILIENCE, BUILDING ENVELOPE & OTHER

767
TOTAL APPROVED CONTRACTOR BUSINESSES

22
ACTIVE RESIDENTIAL STATES

12
ACTIVE COMMERCIAL UTILITY PROGRAMS

13,910,000
ESTIMATED KWH SAVINGS FROM FUNDED PROJECTS (5 YEARS)

9,835
ESTIMATED METRIC TONS CARBON SAVINGS FROM FUNDED PROJECTS (5 YEARS)

Estimates are derived from epa.gov/energy/greenhouse-gas-equivalencies-calculator based on 5 year kwh savings of 10% of original baseline usage on an average U.S. home.

The National Energy Improvement Fund ("NEIF"), founded in 2017 as a benefit corporation lending institution, has a lending heritage dating to 1947 (AFC First). It's mission is to increase the affordability of energy efficiency and resilience improvements in homes and commercial properties.

Led by energy financing pioneers, Peter Krajsa and Matthew Brown, and a team responsible for over $800 million in innovative energy financing programs, NEIF is currently the nation's only Certified B Corporation® specialized energy efficiency and resilience lender, meeting the highest standards of social & environmental performance, public transparency, and legal accountability. It was named a U.S. Department of Energy Home Improvement Expert Partner in 2019.

NEIF is focused on four strategic areas:

1. **Climate** — NEIF finances energy efficiency improvements that reduce energy usage and the carbon footprint.

2. **Affordability** — NEIF financing makes energy and resilience more affordable for homeowners and businesses of all sizes and income levels with additional focus on low and moderate income borrowers.

3. **Resilience** — NEIF provides specialty financing and insurance programs for buildings in high impact weather regions.

4. **Business and Job Development** — NEIF accelerates contractor growth and employee development with training, products and programs.

Your investment's energy impact

$1,000	$5,000	$10,000
		
Reduced greenhouse gas emissions equivalent to 1,228 miles driven by an average car	Carbon sequestered equivalent to 40 tree seedlings grown for 10 years	Reduced CO2 emissions equivalent to 5,453 pounds of coal burned

Estimates are derived from epa.gov/energy/greenhouse-gas-equivalencies-calculator based on 5 year kwh savings of 10% of original baseline usage on an average U.S. home.

Customer Testimonials

"Our experiences with the National Energy Improvement Fund have been seamless for both our team and our customers. The process is simple!"

Mack and Jessica, Heating and Cooling Specialists, ME (NEIF- Approved Contractors).



"Our Company has completed numerous projects using National Energy Improvement Fund's Commercial Energy Finance as our source of customer funding. We have found in particular that the NEIF team members were very knowledgeable about their flexible products and services, quickly responded to customer questions and/or concerns, made sure the customers completely understood the processes and documentation, and were a pleasure to work with throughout the projects. Given the existing business environment, and the pressure on business cashflows, we know that having a trusted funding source is an essential part of offering our customers a full-service experience. Having NEIF as one of our tools gives us a higher confidence level that projects will move through to completion on schedule and with no surprises. We use their analytics for every project and anticipate funding many future projects through NEIF."

Jeff, Energy Efficiency Consultant, PA (NEIF-Approved Contractors)

Investment

NEIF offers commercial financing related programs nationally and residential lending programs in 22 states in the Northeast, Mid-Atlantic, Southeast, Gulf Coast, and California. NEIF is servicing over $20 million in loans across nearly 5,000 completed energy efficiency projects, and hosts a contractor network of over 750 approved companies as of August 2020.

In 2020, NEIF expanded its administrative program contracts for Efficiency Maine, Xcel Energy, AEP Ohio, Rocky Mountain Power, and Eversource as well as expanded programs and partners such as Pennsylvania Treasury, Efficiency Maine, the Insurance Institute for Business and Home Safety and the Connecticut Green Bank.

NEIF successfully raised over $4.5 million in first stage capital from energy funds and individuals with an investment by management of over $1.25 million. In May 2020, NEIF acquired and integrated MyStrongHome, a resiliency-based lending and insurance benefit corporation operating in the Southeast U.S. MyStrongHome Insurance will launch its new website and expanded offering in the fourth quarter of 2020 and has aligned with Assure Alliance to offer a broader range of insurance products and services to home and business owners.

NEIF's products and services are focused in 4 key areas:

- **Lending to consumer and commercial customers** — Loan origination and servicing for efficient heating, ventilation, and air conditioning (HVAC), windows, roofs, lighting, battery storage, and other efficiency and resiliency upgrades.

- **Bridge financing for contractors** — Advance funding programs to cover contractor short-term capital needs with rebate advance payments, working capital, and related funding.

- **Program administration services** — Portal technology, loan servicing, and origination for governments, utility, and other sponsors and their contractor networks.

- **Property Insurance based on resilience** — Insurance services for homeowners, which provide reduced premiums after resiliency upgrades such as roofs that are fortified against hurricane-force winds.



Key Stats

- **Strong credit** — The average credit score for all energy and resiliency funded loans to date is 737.

- **Strong repayment performance** — 60-day delinquency for all standard NEIF loans is less than 1.0% with no losses to date.

- **Diversified projects** — For the over 4,000 residential projects funded by NEIF to date, 64% have been for heating, cooling and related improvements, and 36% have been for insulation and other energy and resiliency measures.

- **Funding spread across diverse income demographics** — For all funded loans by NEIF to date, over 50% have been for low to moderate income.

Use of Proceeds

<70% Program expansion including personnel, licensing and operating capital

- Expand reach to the new states in which it is newly licensed to lend including the Southeast U.S., Gulf Coast and California.

- Launch the state-subsidized Keystone HELP residential efficiency program with Pennsylvania Treasury.

- Integrate and grow the recently acquired MyStrongHome platform for hurricane and weather resilient improvements, including expanding the property and casualty insurance division, NEIF-MSH Insurance LLC.

<15% Technology

- Broaden the reach of commercial lending, finalizing and implementing NEIF proprietary commercial lending platform.

- Complete development of a state-of-the-art residential efficiency finance portal and in-home contractor sales tools leveraging NEIF's commercial portal technology.

- Develop an integrated energy and emissions reduction tracking system for funded projects.

<10% Marketing and program development

- Launch new digital marketing initiatives to attract new contractors, and new digital advertising, and print portals for contractors.

- Finalize and launch a new residential HVAC leasing program in cooperation with national distributor partners.

<10% Pilot portfolio loan programs

- Establish test programs with expanded credit criteria for low and moderate income borrowers.

Competitive advantages

- **Steady, recurring revenue** — Business model combines revenue and transaction fees with a focus on loan balance growth to build the stream of business.

- **Growth** — NEIF is currently servicing almost $20 million in loans, projected to grow to $75 million in 2021.

- **Team** — Decades of experience in energy, lending, and compliance.

- **Management is invested** — Over $4.5 million raised with $1.25 million from management.

- **Transparent impact** — Publish an annual NEIF Benefit Report for investors, detailing NEIF's impact on energy and carbon savings from efficiency improvements financed, the broadening of the affordability of these improvements to all classes of income, small business growth among others.

Financials

NEIF became operational in 2018, with planned operating losses during the startup and growth phase through 2021, when NEIF is, based on information currently available as well as certain assumptions from the management team, projected to achieve positive returns when total loans being serviced approach $75 million.

NEIF has raised over $4.5 million with $1.25 million from management. To support its growth, NEIF is currently seeking an additional $2 million over the next 2 years by adding to their existing equity Preferred Units.

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. NEIF undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this offering statement or to reflect the occurrence of any unanticipated events.

Revenue overview

NEIF originates and sells loans into pre-committed capital pools. NEIF retains ownership for the life of the loan, of a loan servicing spread for account management, payment processing, collections and reporting and a program management spread for contractor management, training, improvement qualification and reporting. These spreads range from 1.5% to 4% of the loan portfolio depending on level of services.

For example, a $25 million servicing portfolio generates about $2 million in lifetime servicing revenue. This assumes $25 million in loans originated results in $2.088 million in servicing revenue based on an 87 month average life and 2.49% sprea

NEIF also receives monthly retainers from utilities and other programs. Services include management of lending activities for a utility's commercial and small business initiatives and range from $1,000 monthly to $5,000 monthly depending on the level of service. NEIF provides premium subscription services to contractors for preferred access to sales tools, NEIF's proprietary financing portals and additional marketing services.

NEIF reported gross revenue and income from investment in affiliates of $815,564 in 2018, $866,717 in 2019 and $420,305 through June 2020. 2020 operating expenses remain consistent with previous years, NEIF received Payroll Protection Program loans of $294,900 which are expected to be fully forgiven and expenses and any projected loss will be reduced by that amount. NEIF assets as of June, 2020 were $2,791,333 compared to $2,424,643 at 2018 year end.

Detailed financial plans and projections for NEIF are included in the Offering Documents.

Team



Peter J. Krajsa,
Co-Chair and Founder, Managing Member

Peter Krajsa is a recognized innovator in energy efficiency finance for over two decades. Prior to NEIF, he headed channel business develo..

Read More



Matthew H. Brown,
Co-Chair and Founder, Managing Member

Matthew Brown has worked in the energy finance and policy field for more than 20 years, beginning his work with the accounting and consulti..

Read More



Laura Nelson,
Chief Operating Officer

Laura Nelson has been involved in financial management, operational controls, process improvement and regulatory and investor compliance for..

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Documents

Updates

Forum

Risks & Disclosures

A crowdfunding investment involves risk.
You should not invest anything you cannot lose entirely.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commision's EDGAR Database.

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Forum Section on this Page. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment. Investors must take into consideration their own particular financial circumstances prior to investing.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company Risks

Limited Operating History

The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2017 and began to operate in 2018, has a limited history of operations or earnings.

Benefit company

As used herein, the term "Business" shall refer to operating as a "Benefit Company" by engaging in certain activities for the general public benefit, including promoting energy savings by increasing and improving access for affordable financing of energy efficiency, and resiliency improvements for consumers and business. As used herein, "Benefit Company" shall generally refer to an entity that: (i) has an expanded purpose beyond maximizing "share value" to explicitly include general and/or specific public benefits; (ii) is required to consider and balance the impact of its actions not only on its equity holders but also on the general public; and (iii) is required to make available to the public certain benefit reports that assess the entity's overall social and environmental performance. The Company operates as a Benefit Company, which means, among other items, that the Company may consider factors other than maximizing profit and "member equity" when making business decisions, including, but not limited to, general or specific public benefits. Any such decisions may adversely affect the profitability of the Company and/or the ability of investors to realize a return on their investments.

The Company faces significant competition

Other persons and entities in the geographic area to be served by the Company are currently engaged in businesses or providing products or services that are similar to, or competitive with, the Business of the Company (a "Competitive Business"). In the future, additional persons or entities may also become engaged in Competitive Business activities in the geographical area of the Business. The Company is operating in an extremely competitive lending environment. In addition, future competitors may enter the Company's line of business. The Company's competitors may offer services which the Company does not offer or plan to offer, and may have substantially greater resources, name recognition and market presence that benefit them in attracting business. Such competition may adversely impact the profitability of the Company.

Lack of energy efficiency and resilience financing/loan transactions

The Company's revenue will be closely related to the number of energy efficiency and resiliency financing/loan transactions that it participates in. A lack of financing transactions, or defaults under any such financing transactions, would have a direct adverse impact on the ability of the Company to meet its obligations.

General economic conditions may have a significant impact on the Company's financial condition and operating results

The success of the Company depends in large part on general economic conditions. Adverse changes in the economy could reduce the growth rate of the Company, impair the Company's ability to collect loans, and generally affect the Company's financial condition and results of operations. Any sustained economic downtown, whether resulting from the current COVID-19 pandemic or otherwise, could: (i) reduce the demand for the Company's services; (ii) lead to increased instances of loan defaults; and/or (iii) influence other factors which could negatively impact revenues. The Company will primarily provide unsecured energy efficiency loans for residential projects as well as brokering both unsecured and secured financing for commercial projects. The Company's unsecured products are largely based on the Fannie Mae underwriting standards and performance characteristics which historically provided annualized loss rates of less than 1%, far lower than traditional unsecured lending. The risks associated with unsecured loan originations include, without limitation, the lack of collateral with value to offset credit exposure in a loan default scenario, credit quality, and access to capital. The Company focuses on these types of programs because of market expectations, point-of-purchase loan delivery requirements, and the transaction speed necessary for equipment replacement projects; i.e., heat pump replacement in winter where a customer has no heat.

The Company's revenue stream and ability to generate new programs is dependent on its ability to generate a high quality loan portfolio

While the credit risk associated with these loans generally resides with the capital source, it is the Company's business risk that loan performance drives revenue through its program management fee. A significant increase in loan defaults would have a negative impact on the Company, its profitability and its ability to pay preferred stock dividends. Loan quality is directly impacted by underwriting standards applied by the Company in approving borrowers for financing of energy efficiency and resiliency improvements. Weakening these underwriting standards could lead to a higher level of defaults than has been the case historically, which could impact the Company's profitability and its ability to pay any distributions to Members. The Company takes no credit risk in its commercial finance brokerage activities.

The Company is dependent on outside capital sources to provide permanent financing for the loans it generates. An economic downturn could impact capital markets by making capital more expensive or unavailable, thus interrupting the Company's business model and impacting its ability to operate profitably or impacting its ability to pay interest and principal on the Notes. The Company relies on servicing rights, and forecasts expected revenue streams that may not result as expected. An adverse impact on the Company's retained servicing rights would have an adverse impact on future revenue streams and impact the Company's ability to operate profitably and pay interest and principal on the Notes.

Without limiting the foregoing, the Company estimates the value of its servicing rights on an annual basis, taking into account underlying characteristics of the loans it is servicing, including, without limitation, prepayment speeds, default rates, cost to service loans, and an implied present value factor to state the current value of expected future revenue streams. Any material change in these forecasts (or the actual results of such forecasts) could result in an adverse impact on the Company's: (i) retained servicing rights; (ii) future revenue streams or available cash; and/or (iii) the Company's ability to operate profitably and/or satisfy its obligations (including, without limitation, any obligations under the Notes).

Unsecured Fixed Income Note Risk

Fixed Income has risk

With unsecured fixed income securities (such as the Notes) there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). This is unlike an equity "common stock" investment where there is no promise by the Company to pay you a set amount. However, while there is this promise, if a Company goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment. In addition, because the amounts payable on the Notes are fixed amounts, a Note holder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Subordination risk

The Notes are unsecured and subordinated to ALL other present, and potentially future, obligations of the Company except for the Class C Units and the Class D Units of the Company. As used herein, the term, "unsecured" generally means that there is no specific collateral to which investors would have recourse to in the event that the Company is unable to meet its payment obligations but rather is a general obligation of the business. Without limiting the foregoing and for the avoidance of doubt, the payment obligations and/or indebtedness evidenced by the Notes, including the principal and interest due and payable thereunder, shall be subordinate and junior in right of payment to the prior payment in full of: (i) all existing and future payments owing to any existing, and potentially future, classes of equity of the Company (including, without limitation, the Class A Units, the Class B Units, and the Class E Units) except for the already issued Climate Action Investment Notes, Class C Units and Class D Units; and (ii) all existing claims of creditors of the Company, whether now outstanding or subsequently created, assumed or incurred (collectively, "Senior Obligations"), which shall consist of: (a) the principal of (and premium, if any) and interest, if any, on all indebtedness of the Company for money borrowed from third-parties, including, but not limited to, all obligations to the Company's general and secured creditors; (b) any deferred obligations of the Company for the payment of the purchase price of property or assets acquired by the Company; (c) all obligations, contingent or otherwise, of the Company in respect of any letters of credit, bankers' acceptances, security purchase facilities and similar credit transactions; (d) any capital lease obligations of the Company; (e) all obligations of the Company in respect of interest rate swap, cap or other similar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity contracts and other similar arrangements; (f) all obligations of the type referred to in Clauses (a) through (e) of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; (g) all obligations of the types referred to in Clauses (a) through (f) of other persons secured by a lien on any property or asset of the Company; and (h) any and all amendments, renewals, extensions, modifications, and deferrals of the indebtedness and obligations of the type referred to in Clauses (a) through (g); except that the term "Senior Obligations" does not include: (i) the Notes, (ii) any obligation that by its terms expressly is junior to, or ranks equally in right of payment with, the Notes. The Notes are not secured by any assets of the Company and are not covered by a guarantee from any principals, subsidiaries or affiliates of the Company.

Valuation risk

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

Interest rate risk

Interests fluctuate over time and may go up or go down. If interest rates go up (for example from 5% to 6% for a similar investment) in the future, your investment will maintain its original lower rate. Subject to any applicable restrictions on the transfer of such Notes, if an investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

Call risk

The Notes, at the option of the Company, can be redeemed at any time with 30 days' notice. The Company is obligated to give you your initial principal investment back plus any interest that is accrued. However, when you go to reinvest your money, current interest rates may be lower and your new investment will carry a lower interest rate.

General Crowdfunding Risks

Speculative

Investments in startups and early-stage ventures are speculative and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in personnel

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Lack of professional guidance

Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company primarily financed through crowdfunding may not have the benefit of such professional investors.